As confidentially submitted to the U.S. Securities and Exchange Commission on December 10, 2024.
This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Jefferson Capital, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6153 (Primary Standard Industrial Classification Code Number)	33-1923926 (I.R.S. Employer Identification Number)
600 South Highway 169, Suite 1575
Minneapolis, Minnesota 55426
Phone Number: (320) 229-8505
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Burton
Chief Executive Officer
600 South Highway 169, Suite 1575
Minneapolis, Minnesota 55426
Phone Number: (320) 229-8505
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe Erika Weinberg Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Matthew Pfohl Chief Administrative Officer and General Counsel Jefferson Capital, Inc. 600 South Highway 169, Suite 1575 Minneapolis, Minnesota 55426 (320) 229-8505	Alexander D. Lynch Michael Stein Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated        , 2025
PRELIMINARY PROSPECTUS
        Shares
Jefferson Capital, Inc.
Common Stock

This is the initial public offering of the common stock of Jefferson Capital, Inc. The selling stockholders named in this prospectus are offering        shares of our common stock. We are not selling any shares of our common stock under this prospectus, and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including any shares they may sell pursuant to the underwriters’ option to purchase additional shares of common stock.
We expect the public offering price to be between $      and $      per share. Currently, no public market exists for our common stock. We intend to apply to list our common stock on the        under the symbol “JCAP.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”
Investing in our common stock involves risks. See the “Risk Factors” section beginning on page 31 of this prospectus for factors you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See “Underwriting” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional         shares of our common stock at the initial public offering price, less underwriting discounts and commissions.
Immediately following this offering, funds controlled by our sponsor, J.C. Flowers & Co. LLC (“J.C. Flowers”), will beneficially own shares collectively representing approximately    % of the voting power of our outstanding shares of common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders). As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of the          . As a “controlled company,” we are permitted to elect not to comply with certain corporate governance rules of the         . See the section titled “Management — Controlled Company Status.”
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver shares of our common stock against payment in New York, New York on or about         , 2025.

Jefferies	Keefe, Bruyette & Woods
A Stifel Company

The date of this prospectus is         , 2025.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared or that have been prepared on our behalf, or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

MARKET AND INDUSTRY DATA
The market data and other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms or other published independent sources. Certain market, ranking and industry data included in this prospectus, including the size of certain markets, our size or position and the positions of our competitors within these markets, and our solutions relative to our competitors, are based on the estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, trade and business organizations and other contacts in the markets in which we operate. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation based on management’s knowledge. References herein to our being a leader in a market refer to our belief that we have a leading market share position in each such specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our solutions.
This prospectus includes industry data that we obtained from periodic industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”
The sources of these periodic industry publications are provided below:
▪
Federal Reserve Bank of New York, Center for Microeconomic Data, Quarterly Report on Household Debt and Credit, August 2024;

▪
Equifax, U.S. National Consumer Credit Trends Report: Originations, January 2024;

▪
Kroll Bond Rating Agency, U.S. Auto Loan ABS Indices: October 2024;

▪
Federal Reserve Bank of St. Louis, Charge-Off Rate on Other Consumer Loans, All Commercial Banks, accessed November 2024;

▪
Statistics Canada, Table 36-10-0639-01 Credit liabilities of households (x 1,000,000), accessed November 2024;

▪
Transunion Credit Industry Insights Report, Quarterly Overview of Consumer Credit Trends Released by TransUnion Canada, Fourth Quarter 2019;

▪
Transunion Credit Industry Insights Report, Quarterly Overview of Consumer Credit Trends Released by TransUnion Canada, Fourth Quarter 2020;

▪
Transunion Credit Industry Insights Report, Quarterly Overview of Consumer Credit Trends Released by TransUnion Canada, Fourth Quarter 2023;

▪
Bank of England, Bankstats tables, accessed November 2024;

▪
Bank of England, LPMBI2O Database, accessed November 2024;

▪
Ofcom, Pricing trends for communications services in the UK, December 2022;

▪
Ofcom, Pricing trends for communications services in the UK, December 2023;

▪
Ofgem, Debt and Arrears Indicators, June 2024; and

▪
Superintendencia Financiera de Colombia, Evolución cartera de créditos, accessed November 2024.

TRADEMARKS AND COPYRIGHTS
We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including, but not limited to, Jefferson Capital Systems, LLC®, CreditLogistics®,

PrecisionHandler Solutions®, BankruptcyStream®, VeriCredit® and OptimizedOffer Solution®. In addition, we have trademark and service mark rights to our names, logos and website names and addresses. Other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® symbol and ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks or trade names.
BASIS OF PRESENTATION
Organizational Structure
Our business operations have generally been conducted through Jefferson Capital Holdings, LLC and its subsidiaries. JCAP TopCo, LLC is a holding company and the direct parent of Jefferson Capital Holdings, LLC. Jefferson Capital, Inc., the issuer in this offering, was formed in connection with this offering and has not engaged in any business or other activities other than those incidental to its formation, the reorganization transactions described herein and the preparation of this prospectus and the registration statement of which this prospectus forms a part. Following a series of transactions that we will engage in immediately prior to the completion of this offering, which we refer to collectively as the “Reorganization,” Jefferson Capital, Inc. will become a holding company with no material assets other than 100% of the equity interests in JCAP TopCo, LLC, which will remain a holding company with no material assets other than 100% of the equity interests in Jefferson Capital Holdings, LLC. Jefferson Capital, Inc. will also succeed to certain net operating losses (“NOLs”) under Section 381 of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of its acquisition in the Reorganization of certain affiliated corporations that held direct or indirect equity interests in JCAP TopCo, LLC. As indirect parent of Jefferson Capital Holdings, LLC following the Reorganization and this offering, Jefferson Capital, Inc. will operate and control all of the business and affairs and consolidate the financial results of Jefferson Capital Holdings, LLC and its subsidiaries. See “Reorganization” for a more detailed description of the Reorganization and a chart depicting our corporate structure after giving effect to the Reorganization and this offering.
Except where the context otherwise requires or where otherwise indicated, the terms “Jefferson Capital,” “we,” “us,” “our,” “our company,” “Company” and “our business” refer, prior to the Reorganization, to Jefferson Capital Holdings, LLC and its consolidated subsidiaries, and after the Reorganization, to Jefferson Capital, Inc. and its consolidated subsidiaries.
Presentation of Financial Information
Except where otherwise indicated, the consolidated financial statements and summary historical consolidated financial data included in this prospectus are those of Jefferson Capital Holdings, LLC, as the predecessor of the issuer, and do not give effect to the Reorganization. The consolidated financial statements of Jefferson Capital Holdings, LLC as of and for the years ended December 31, 2024 and 2023 included in this prospectus have been audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). The summary consolidated financial data of Jefferson Capital Holdings, LLC as of and for the years ended December 31, 2022, 2021, 2020 and 2019 have been derived from Jefferson Capital Holdings, LLC’s consolidated financial statements not included in this prospectus. Additionally, effective January 1, 2022, Jefferson Capital Holdings, LLC prospectively adopted the following accounting standards: (i) ASU 2016-02, “Leases (Topic 842) Section A – Leases: Amendments to the FASB Account Standards Codification” (“ASU 2016-02”), which generally requires that a lessee should recognize both a liability for future lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet, and (ii) ASC 326 – Financial Instruments – Credit Losses (“ASC 326”), commonly referred to as the Current Expected Credit Loss (“CECL”) standard, which generally requires companies to record a lifetime estimate of expected credit losses upon origination or purchase of a loan held at amortized cost. Due to the difference in standards, the financial data included in this prospectus for the years ended December 31, 2024, 2023 and 2022 may not necessarily be comparable to the financial data for the years ended December 31, 2021, 2020 and 2019.
We acquired Canaccede Financial Group (“Canaccede”) in March 2020. Our financial results for the years ended December 31, 2024, 2023, 2022 and 2021 include 12 months of operations of Canaccede, compared to 10 months for the year ended December 31, 2020 and zero months for the year ended December 31, 2019.

Unless otherwise indicated, all references to our financial information are to the consolidated financial information of the Jefferson Capital Holdings, LLC, and references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
NON-GAAP MEASURES AND OTHER DATA
We use adjusted net income and adjusted EBITDA, each of which is a financial measure not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), to supplement our consolidated financial statements, which are presented in accordance with GAAP. Our management believes adjusted net income and adjusted EBITDA help us provide enhanced period-to-period comparability of operations and financial performance and are useful to investors as other companies in our industry report similar financial measures. See “Prospectus Summary — Summary Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures” for the definitions of adjusted net income and adjusted EBITDA and related disclosure.
Adjusted net income and adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our financial results prepared in accordance with GAAP. Some of these limitations are:
▪
adjusted net income and adjusted EBITDA do not reflect our future requirements for capital expenditures or contractual commitments;

▪
adjusted net income and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

▪
adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to make interest or principal payments, on our debts;

▪
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

▪
other companies in our industry may calculate adjusted net income and adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, adjusted net income and adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business.
Throughout this prospectus, we also provide a number of key business metrics used by management and typically used by our competitors in our industry. These and other key business metrics are discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures.”

GLOSSARY
“buybacks” refers to the purchase price refunded by the seller due to the return of ineligible or otherwise repurchased accounts.
“cash efficiency ratio” is defined as (a) the sum of (i) collections, (ii) Servicing revenue and (iii) Credit card revenue, minus (b) total operating expenses, all divided by (c) the sum of (i) collections, (ii) Servicing revenue and (iii) Credit card revenue, each for the relevant period.
“CFPB” refers to the Consumer Financial Protection Bureau.
“CMS” refers to our Compliance Management System. We have developed CMS to ensure compliance with all applicable laws, regulations, and industry best practices.
“collections” refers to collections on our owned finance receivables portfolios and recoveries on our credit card origination charge-offs.
“collections including servicing” refers to collections and servicing collections.
“cost-to-collect” refers to collection related expenses, excluding court costs, depreciation and amortization, professional fees and other expenses not directly related to current period collections, as a percentage of collections, including servicing collections.
“deployments” refers to all portfolios purchased in the ordinary course and excludes those added as a result of a business acquisition.
“estimated remaining collections” or “ERC” refers to the undiscounted sum of all future projected collections on our owned finance receivables portfolios.
“forward flow agreements” refers to contractual agreements to purchase future portfolios on a periodic basis at a pre-determined price where portfolios meet pre-defined portfolio characteristics.
“forward flow sales” refers to acquisitions through forward flow agreements.
“insolvency” accounts or portfolios refer to accounts or portfolios of receivables that are in an insolvent status when we purchase them and as such are purchased as a pool of insolvent accounts. These accounts include Consumer Proposals in Canada and bankruptcy accounts in the United States and Canada.
“portfolio purchase” refers to a portfolio purchased or deployed, excluding those added as a result of a business acquisition.
“principal amortization” refers to collections applied to principal on owned finance receivables.
“purchase price” refers to the cash paid to a seller to acquire nonperforming loans.
“purchase price multiple” refers to the total estimated collections on owned finance receivables portfolios, without making any deduction for our cost-to-collect, divided by the purchase price, without factoring in the impact of leverage on the returns achieved.
“recoveries” refers to collections plus buybacks and other adjustments.
“Revolving Credit Facility” refers to that certain Credit Agreement, dated as of May 21, 2021, by and among CL Holdings, LLC, a Georgia limited liability company, Jefferson Capital Systems, LLC, a Georgia limited liability company, JC International Acquisition, LLC, a Georgia limited liability company, CFG Canada Funding LLC, a Delaware limited liability company, Citizens Bank, N.A., as administrative agent, and the lenders from time-to-time party thereto, as amended by Amendment No. 1 to the Credit Agreement, dated as of December 28, 2021, Amendment No. 2 to the Credit Agreement, dated as of February 28, 2022, Amendment No. 3 to the Credit Agreement, dated as of April 26, 2023, Amendment No. 4 to the Credit Agreement, dated as of September 29, 2023, Amendment No. 5 to the Credit Agreement, dated as of June 3, 2024, Amendment No. 6 to the Credit Agreement, dated as of November 13, 2024 and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

v

“servicing collections” refers to collection services provided to third-party receivable owners where we receive a fee for the collection of accounts placed with us.
“spot sales” refers to the sale of receivables in a single purchase transaction.
“ValuTiers” refers to the Company’s internally-developed and proprietary account segmentation model used to create homogenous account placements across portfolios to optimize collections and our cost-to-collect.

PROSPECTUS SUMMARY
This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
Overview
We are a leading analytically driven purchaser and manager of charged-off and insolvency consumer accounts with operations primarily in the United States, Canada, the United Kingdom and Latin America. The accounts we purchase are primarily the unpaid obligations of individuals owed to credit grantors, which include banks, non-bank consumer lenders, auto finance companies, utilities and telecom companies. Our core competency is the effective management of the collections function in strict compliance with applicable laws and regulations. We enable our clients to focus their operations on the origination of new loans to new customers and to better serve their active customers, while also enabling consumers to resolve their existing obligations based on their current financial circumstances as they improve their financial health. We purchase nonperforming consumer loans and receivables at a discount to their face value across a broad range of financial assets, including where the account holder has initiated a bankruptcy proceeding, or an equivalent proceeding in Canada or the United Kingdom. We manage the loans and receivables by working with the account holders as they repay their obligations and work toward financial recovery.
The following charts present a breakdown of our investment activity by asset class, by business line and by geography for the year ended December 31, 2024:
For the years ended December 31, 2024 and 2023, we reported net income of $      and $111.5 million, respectively, and $      million and $168.2 million of Adjusted EBITDA, respectively. For additional information regarding Adjusted EBITDA, a non-GAAP financial measure, see “— Summary Consolidated Financial and Operating Information — Key Business Metrics and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Adjusted EBITDA.” The following charts summarize our annual revenue, net operating income, net income and Adjusted EBITDA since 2019:

Revenue

($ in millions)

$144
$201
$233
$268
$323
2019
2020
2021
2022
2023

Net Operating Income

($ in millions)

$49
$65
$88
$126
$164
2019
2020
2021
2022
2023

Net Income

($ in millions)

$22
$27
$46
$88
$112
2019
2020
2021
2022
2023

Adjusted EBITDA

($ in millions)

$51
$69
$92
$130
$168
2019
2020
2021
2022
2023

As of December 31, 2024, we had $      million in ERC, up    % compared to December 31, 2023. Over the course of 2025 and 2026, we expect to collect $      million, or    % of our total ERC based on            . The following charts present the geographic breakdown of our current ERC as well as the breakdown by year as of December 31, 2024:

Note: ERC refers to the sum of all future projected collections on our owned finance receivables portfolios. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Key Business Metrics — Estimated Remaining Collections.”
We believe we have successfully navigated over 22 years of credit cycle fluctuations, changing market dynamics and evolving regulatory framework. During this time, we grew our collections through a combination of organic growth and the integration of several strategic acquisitions that have provided us with long-term consumer payment performance data in what we believe are attractive markets so we can price and analyze new deployments with confidence. A summary of our annual collections in the United States and United Kingdom since 2003, in Canada through Canaccede since 2010 and in Colombia through Refinancia since 2009 are presented in the chart below:

(1)
Collections exclude forward flow purchases that were resold shortly after the purchase thereof and do not reflect typical collection multiples because there is no cost-to-collect for accounts that are resold. Historical collections include collections from Canaccede and Refinancia prior to their acquisitions by us in 2020 and 2022, respectively.

During these years, we have utilized our data to deploy capital at what we believe are attractive returns in the United States and the United Kingdom. The platforms we acquired in Canada and Latin America provided us with 10 to 15 years of data and experience deploying in local markets that have helped us scale in these regions with confidence in our underwriting. Beginning in the fourth quarter of 2022, we started to see one of the strongest deployment environments in our history, driven by the U.S. market. A summary of our deployments by region in the United States, the United Kingdom, Canada and Colombia are presented in the chart below:

Historical Deployments

($ in millions)

International platform built through incremental growth over decades

- 22 years of experience in deploying capital at attractive returns in the United States and the United Kingdom
- Platforms acquired in Canada and Latin America come with 10 to 15 years of data and experience deploying in local markets
- Deliberate expansion based on collection performance and returns

Jan 2020: Canaccede inaugural deployment in Peru ($1.4 mm)
Oct 2021: JCAP inaugural deployment in Colombia ($7.9 mm)
Dec 2022: JCAP acquires assets and certain entities of Refinancia

JCAP establishes collection agency services and debt purchasing business in the UK
JCAP acquires CARS in the UK
Feb 2020: JCAP acquires Canaccede in Canada
$19
$15
$12
$9
$17
$28
$20
$33
$47
$53
$74
$82
$90
$100
$106
$166
$164
$149
$157
$269
$531
$43
$57
$27
$404
$25
$43
$19
$183
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
US
UK
Canada
LatAm

Our Markets
We operate in four geographic markets that also represent our reportable segments: the United States, where we have over 22 years of debt purchase experience and which represents $      million, or    %, of our

ERC as of December 31, 2024; Canada, where we entered the market in 2020 through the acquisition of Canaccede, which has operated in Canada for over 16 years, and represents $      million, or    %, of our ERC as of December 31, 2024; the United Kingdom, where we have 15 years of operating experience and which represents $      million, or    %, of our ERC as of December 31, 2024; and Latin America, where we entered the market in 2021 and significantly expanded our presence in 2022 through the acquisition of the assets and certain entities of Refinancia, which has operated in Colombia for over 16 years, and represents $      million, or    %, of our ERC as of December 31, 2024.
United States
The United States is subject to a complex state, federal and local regulatory framework, which results in the most significant degree of oversight among our respective markets. This has the advantage of creating significant barriers to entry for platforms that lack the best-in-class compliance practices we have developed and employed since our founding. It has also resulted in substantial and ongoing industry consolidation since the CFPB was formed in 2011, a trend that has historically supported our strategic and opportunistic merger and acquisition activity. In addition to rigorous governmental oversight, our clients typically seek to protect their brand equity by imposing stringent onboarding requirements, regular compliance auditing and oversight, and choosing to sell only to debt buyers with the strongest track records for compliance.
In the United States, we primarily focus on acquiring and servicing accounts in consumer asset classes that are large and growing but also underpenetrated by other debt buyers. Examples include consumer installment loans, telecom receivables, auto finance loans, utilities receivables and small balance credit card receivables. We also opportunistically purchase nonperforming prime-originated large-balance credit card receivables, that certain other major debt purchasers in the United States focus primarily on, when we can deploy capital at attractive returns. Through years of purchasing and servicing of accounts, we have gathered a substantial amount of proprietary consumer data, which enables us to more precisely value these opaque assets, develop unique collections strategies, and engage in more efficient and effective collections activities. Our advantages from proprietary data, compliance track record and operational capabilities, in each of our target asset classes, limit competition and create attractive pricing dynamics. We employ a disciplined approach to determine how to allocate capital and choose to focus on markets where we believe we obtain high risk-adjusted returns.
We estimate the annual total addressable market (“TAM”) for the U.S. market to be approximately $145.3 billion based on the cumulative TAM of the asset classes listed below, which we have estimated annual face value charged-off based on outstanding balances as of December 31, 2023 and assumed loss rate proxies. We estimate that the TAM was $115.6 billion in 2019, representing a 2019 to 2023 growth rate of 25.7%.
	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Balances	Charge-Off Ratio	Market Charge-Offs	2023 Balances	Charge-Off Ratio	Market Charge-Offs	Balances	Charge-Offs
	($ in billions)
Auto loans(1)	$1,331.0	2.9%	$39.2	$1,607.0	2.4%	$37.8	20.7%	(3.7)%
Non-prime	399.8	8.4%	33.5	415.0	7.8%	32.5	3.8%	(3.0)%
Prime	931.2	0.6%	5.7	1,192.0	0.4%	5.3	28.0%	(7.6)%
Personal loans(2)	432.0	3.3%	14.3	554.0	4.0%	22.0	28.2%	54.5%
Non-prime	155.5	7.6%	11.8	174.0	10.5%	18.2	11.9%	54.5%
Prime	276.5	0.9%	2.5	380.0	1.0%	3.8	37.4%	54.2%
Telecom and utilities(3)	37.6	9.5%	3.6	56.3	8.1%	4.6	49.7%	28.4%
Student loans(4)	1,508.0	0.5%	7.9	1,601.0	1.0%	15.6	6.2%	96.5%
Credit cards(5)	927.0	5.5%	50.6	1,129.0	5.8%	65.3	21.8%	29.0%
Non-prime	188.9	12.6%	23.7	167.1	15.7%	26.2	(11.5)%	10.4%

	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Balances	Charge-Off Ratio	Market Charge-Offs	2023 Balances	Charge-Off Ratio	Market Charge-Offs	Balances	Charge-Offs
	($ in billions)
Prime	738.1	3.7%	26.9	961.9	4.1%	39.1	30.3%	45.3%
Total United States	$4,235.6	2.7%	$115.6	$4,947.3	2.9%	$145.3	16.8%	25.7%

(1)
Source: Federal Reserve Bank of New York, Kroll Bond Rating Agency “U.S. Auto Loan ABS Index.”

(2)
Source: Federal Reserve Bank of New York, Equifax “U.S. National Consumer Credit Trends Report: Originations,” Transunion, Federal Reserve Bank of St. Louis, company filings of personal loan originators.

(3)
Source: The sum or average of the three largest U.S. holders of telecom receivables that publicly report such data.

(4)
Source: Federal Reserve Bank of New York for the aggregate balances, and company filings of three of the largest holders of student loans in the United States for the average loss ratio.

(5)
Source: Federal Reserve Bank of New York, Equifax “U.S. National Consumer Credit Trends Report: Originations,” Transunion, Federal Reserve Bank of St. Louis, FFIEC 041 Call Reports of bank originators of credit cards.

We estimate our share of the U.S. market illustrated above to be approximately 4.3% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, an increase from our estimated share of 2.9% in 2019. We believe our share is considerably larger in telecom and utilities than other asset classes. Because the U.S. government does not sell its distressed or insolvent student loan accounts, our share of that market is much smaller. Some of the largest credit card originators in the United States also do not sell their receivables today, so our share of that market is also smaller.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Auto loans	$1.3	3.4%	$1.2	3.2%	(9.1)%	(0.2)%
Personal loans	0.7	5.1%	1.9	8.8%	168.9%	3.7%
Telecom and utilities(1)	0.8	21.9%	1.5	32.1%	88.3%	10.2%
Student loans	0.0	0.2%	0.1	0.5%	NM	0.3%
Credit cards	0.5	0.9%	1.6	2.4%	247.3%	1.5%
Total United States	$3.3	2.9%	$6.3	4.3%	89.9%	1.4%

“NM” — not meaningful
(1)
In December 2023, Jefferson Capital purchased a large portfolio of non-performing telecom accounts with a face value of $7.8 billion. The market share analysis includes only $864 million of face value related to recent charge-off years, which represents the amount that we estimate would have been sold in 2023 assuming regular cadence of charge-off sales. The remaining $6.9 billion in face value from older charge-off year vintages is excluded from the 2023 market share analysis.

We have grown organically in the United States with collections growing at a    % compound annual growth rate to $      million in 2024 from $219.6 million in 2019.
In addition to the significant market opportunity in the nonperforming consumer finance receivables, there is a much larger opportunity in certain segments of performing consumer finance receivables which include higher risk performing loans and loan portfolios in runoff where we have historically deployed capital at attractive returns. We benefitted from being able to provide a one-stop liquidity solution to issuers of consumer credit by purchasing both performing and nonperforming finance receivables originated by them. Most recently, on December 3, 2024, we acquired a substantial portfolio of unsecuritized loans and credit card receivables from Conn’s, Inc. (“Conn’s”), a home goods retailer that sold its goods primarily on credit to a non-prime customer base throughout the Southeastern United States (the “Conn’s Portfolio Purchase”) and that had declared bankruptcy in July 2024. We funded approximately $245 million by drawing down on our Revolving Credit Facility to acquire approximately $428 million of performing installment loans, $139 million of performing revolving accounts and $1.5 billion in face value of total nonperforming accounts, as of the closing date. The Conn’s Portfolio Purchase leverages our core competency in managing distressed performing and nonperforming accounts. While the majority of the performing accounts were not charged-off, they had elevated credit risk partly due to the closure of the retail stores and the bankruptcy of Conn’s. In recent periods, we have seen more opportunities, such as the Conn’s Portfolio Purchase, to acquire large mixed portfolios of performing and nonperforming accounts. We also hired over 200 former FTE of Conn’s to manage and service the loans as the portfolios runoff, and we added a new operating site in San Antonio, Texas to house the personnel. We acquired certain intellectual property that would allow us to maintain continuity in servicing but that we do not intend to use beyond the scope of running off the acquired portfolio. We anticipate that our servicing requirements for these portfolios will scale down as the performing portfolios run off, as we do not intend to continue any ongoing originations. In addition, we entered into servicing arrangements pursuant to which we agreed to provide ongoing servicing for certain securitized pools of assets, which are also in the runoff.
We have        offices in the United States: Minneapolis, Minnesota, Sartell, Minnesota, Denver, Colorado and San Antonio, Texas. As of December 31, 2024, we had       full-time equivalents (“FTE”) in the United States, which includes        FTE in our co-sourced operation in Mumbai.
Historical Performance
The charts below summarize the U.S. portfolio performance since our formation. Between 2003 and 2010, we undertook a cautious approach to invest relatively small amounts as we aggregated data and developed and refined our modeling, pricing and collection strategies. Our growing U.S. collections have supported our overall cash flow profile and stable returns, and our cumulative collections have consistently outperformed the original forecast, demonstrating the accuracy of our modeling and our ability to improve performance over time relative to the capabilities we have at the time of initial portfolio purchases.

Note: Vintage data excludes forward flow purchases that were resold shortly after purchase and do not reflect typical collection multiples as there is no cost-to-collect for accounts that were resold. Forward flow purchases that were resold after purchase began in 2005 and ended in 2008.
Canada
We entered the Canadian market through the acquisition of Canaccede in March 2020, and we have maintained the Canaccede brand name for our business in Canada. We are the largest purchaser of nonperforming and insolvent consumer receivables in Canada.
We maintain forward flow agreements with three out of the five largest banks in Canada, and the other two largest banks in Canada do not currently sell their distressed or insolvent accounts.
We estimate the annual TAM for the Canadian market of approximately $2.2 billion based on the cumulative TAM of the asset classes listed below, which we have estimated annual face value charged-off based on outstanding balances and the reported balance delinquency rate. We estimate that the TAM was $1.9 billion in 2019, representing a 2019 to 2023 growth rate of 17.0%, reflecting modest receivable growth and relatively stable delinquency rates on credit cards due in part to unprecedented government stimulus and support for the consumer that lingered following the COVID-19 pandemic.
	2019 Full Year Market(1)			2023 Full Year Market(1)
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Balances	Charge-Off Ratio	Market Charge-Offs	2023 Balances	Charge-Off Ratio	Market Charge-Offs	Face Value	Charge-Offs
	($ in billions)
Auto loans(2)(3)	$64.5	0.8%	$0.5	$72.2	0.7%	$0.5	12.0%	6.2%
Personal loans(2)(3)	30.3	1.2%	0.4	37.1	1.2%	0.4	22.5%	27.8%
Telecom and utilities(4)	4.4	10.0%	0.4	8.8	6.2%	0.5	99.4%	23.4%
Credit cards(2)(3)	64.1	1.0%	0.6	75.2	1.0%	0.7	17.4%	15.0%
Total Canada	$163.2	1.2%	$1.9	$193.3	1.2%	$2.2	18.4%	17.0%

Note: All figures converted to USD at the exchange rate of $0.7149 per Canadian dollar as of November 22, 2024.
(1)
Data excludes consumer insolvencies, which amounted to 137,178 and 123,233 filings in 2019 and 2023, respectively (Source: Innovation, Science and Economic Development Canada); insolvencies include consumer bankruptcies and proposals.

(2)
Source: Statistics Canada for face value figures; includes non-mortgage loans from chartered banks, excluding unincorporated business; excludes non-mortgage loans from non-banks due to lack of asset type breakdown.

(3)
Source: TransUnion for charge-offs figures; reflects 60+ days past due (“DPD”) balance delinquency rate for auto loans and personal loans and 90+ DPD for credit cards for Q4 2019 and Q4 2023.

(4)
Telecom figures depict total amount of net customer receivables, 60 days past billing date for Bell Canada, Rogers Communications Inc., and TELUS Corporation; utilities figures excluded due to lack of available data.

We estimate our share of the Canadian market illustrated above to be approximately 25.4% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, or $0.6 billion, after not having any market share in 2019, which was before we entered the Canadian market through the acquisition of Canaccede. Because we are the largest purchaser of nonperforming and insolvent consumer receivables in Canada, the most significant opportunity to increase our market share in Canada is by increasing the proportion of credit grantors who sell their nonperforming and insolvent consumer receivables and by purchasing more in asset classes where we are already a market leader in the United States.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Auto loans	$—	—%	$—	4.4%	NM	4.4%
Personal loans	—	—%	0.1	28.2%	NM	28.2%
Telecom and utilities	—	—%	—	8.1%	NM	8.1%
Credit cards	—	—%	0.4	51.8%	NM	51.8%
Total Canada	$—	—%	$0.6	25.4%	NM	25.4%

“NM” — not meaningful
Canaccede historically focused on bank-purchased portfolios, which include credit cards, unsecured personal installment loans and auto deficiencies. Since the acquisition of Canaccede more than four years ago, we have deployed our analytical framework and proprietary collection strategies to enter the telecom and utilities asset classes and the secured auto asset class. We have significantly broadened Canaccede’s base of clients to cover four out of the six largest banks in Canada (with the other two major banks currently not selling charged-off accounts), and we have established forward flow agreements with several other major credit originators in Canada.
We have two offices in Canada: Toronto, Ontario and London, Ontario. As of December 31, 2024, we had      FTE in Canada, which includes       FTE in Mumbai, India primarily focused on IT support.

Historical Performance
The charts below summarize the Canada portfolio performance since the formation of Canaccede in 2008, including results from prior to our acquisition of the business in 2020. The majority of Canadian purchases have been in insolvencies, which have a lower collection multiple, but also meaningfully lower cost-to-collect relative to distressed portfolios, resulting in a similar net return. In 2016, Canaccede entered into a large insolvency forward flow agreement but deployments have declined since, mainly due to a market-wide decline in distressed and insolvent loans. In 2022 and 2023, volumes started to normalize, and Canaccede has added clients and returned to growth in 2024. Our Canadian portfolios have demonstrated consistently strong performance relative to our original forecast, with insolvency purchases generally having a higher level of predictability of collections and a much lower cost-to-collect relative to distressed purchases.
United Kingdom
Our purchasing activity in the United Kingdom is focused primarily on utilities and telecom accounts as well as installment loans that are principally used to finance point-of-sale purchases. We believe we are the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom, just as we believe we are the largest purchaser of this asset class in the United States and Canada. We have not historically engaged in the larger bank credit card charge-off market, where competition has made available returns unattractive, but we believe there may be an opportunity to grow into this market as over-levered competitors have been under strain and have pulled back. Our platform offers debt purchase through JC International Acquisition, LLC, third-party contingency servicing capabilities through Creditlink Account Recovery Solutions Ltd. (“CARS”), consumer reconnection through ResolveCall Ltd. (“ResolveCall”) and legal recovery through Moriarty Law Limited (“Moriarty”). The majority of our third-party servicing business globally is in the United Kingdom, partly due to the ResolveCall and Moriarty businesses. This full set of capabilities creates a unique proposition for clients who are evaluating different debt recovery strategies and are looking to reduce their vendor footprint.
We estimate the annual TAM for the U.K. market of $6.2 billion based on the cumulative TAM of the asset classes listed below, which we have estimated annual face value charged-off based on outstanding balances and the percentage of write-offs. We estimate that the TAM was $5.6 billion in 2019, representing a 2019 to 2023 growth rate of 11.9%.

	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Face Value	Charge-Off Ratio	Market Charge-Offs	2023 Face Value	Charge-Off Ratio	Market Charge-Offs	Face Value	Charge-Offs
	($ in billions)
Consumer loans(1)	$190.3	1.1%	$2.0	$188.2	0.7%	$1.3	(1.1)%	(37.3)%
Telecom and utilities(2)(3)(4)	—	—%	1.5	—	—%	3.6	NM	137.4%
Credit cards(1)	90.4	2.3%	2.1	86.1	1.6%	1.4	(4.7)%	(32.1)%
Total United Kingdom	$280.6	2.0%	$5.6	$274.4	2.3%	$6.2	(2.2)%	11.9%

“NM” — not meaningful
Note: All figures converted to USD at the exchange rate of $1.2514 per British pound as of November 22, 2024.
(1)
Source: Bank of England.

(2)
Source: Ofcom (Telecom) and Ofgem (Utilities).

(3)
Telecom figures reflect total consumer debt in arrears for January 2020 and July 2023.

(4)
Utilities figures reflect total electric & gas customer debt in arrears for Q4 2019 and Q4 2023.

We estimate our share of the U.K. market illustrated above to be approximately 6.5% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, an increase from our estimated share of 2.2% in 2019. We believe we are the market leader in the Telecom and Utilities market. We currently have a small share of the market for consumer loans or credit cards and believe we have a significant opportunity to grow our purchasing in those markets going forwards.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Consumer loans	$—	1.0%	$0.1	10.2%	552.4%	9.2%
Telecom and utilities	0.1	6.9%	0.3	7.7%	163.3%	0.8%
Credit cards	—	—%	0.0	0.1%	NM	0.1%
Total United Kingdom	$0.1	2.2%	$0.4	6.5%	226.7%	4.3%

“NM” — not meaningful
We have grown both organically and inorganically, with U.K. collections growing at a    % compound annual growth rate to $      million in 2024 from $5.9 million in 2019.
We have three offices in the United Kingdom: London, Paisley and Basingstoke. As of December 31, 2024, we had       FTE in the United Kingdom, and       FTE at our co-sourced operation in Mumbai, India.
Historical Performance
The charts below summarize the U.K. portfolio performance since our entry in the U.K. market in 2009. Between 2009 and 2018, our purchasing was opportunistic as the competitive environment did not always provide consistent attractive returns. Beginning in 2019, we established our niche in telecom and utilities and point-of-sale installment loans, and we have extended our advantages in these asset classes through our acquisitions of ResolveCall and Moriarty. Our cumulative collections have consistently outperformed the original forecast, demonstrating the accuracy of our modeling and our ability to improve performance over time relative to the capabilities we have on initial forecast.

Latin America
Our principal Latin American markets are currently in Colombia, Peru and the Caribbean, where we have investment activity in the Bahamas, Barbados, Belize, the Dominican Republic, Jamaica, the Republic of Trinidad and Tobago and the Turks and Caicos Islands.
In December 2022, we acquired the nonperforming loan assets and certain legal entities of Refinancia, a Colombian purchaser and servicer with nonperforming loan purchase data covering approximately $2.0 billion in face value and a track record that extends back over 15 years.
In 2023, we also entered the Caribbean market by acquiring several legal entities with a back book of defaulted unsecured consumer loans serviced by third-party agencies from Pangea International Group (“Pangea”).
Because of the different national footprints, it is difficult to estimate the addressable markets across the whole of the Latin American region. In Colombia, our largest country exposure in Latin America, we estimate an annual TAM for the Colombian market of approximately $4.0 billion in estimated annual face value charged-off based on outstanding balances and past due loan book. We estimate that the TAM was $1.7 billion in 2019, representing a 2019 to 2023 growth rate of 131%.
	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Face Value	Charge-Off Ratio	Market Charge-Offs	2023 Face Value	Charge-Off Ratio	Market Charge-Offs	Face Value	Charge-Offs
($ in billions)
Total Colombia(1)(2)	$36.2	4.7%	$1.7	$48.0	8.2%	$4.0	32.8%	131.0%
Note: All figures converted to USD at the exchange rate of $0.00023 per Colombian peso as of November 22, 2024.
(1)
Source: Superintendencia Financiera de Colombia.

(2)
Face value reflects total consumer debt balance (excluding mortgages) and charge-off ratio reflects past due loan book at December 2019 and December 2023.

We estimate our share of the Colombian market illustrated above to be approximately 10.4% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, or $0.4 billion, after not having any market share in 2019, which was before we entered the Colombian market. We believe we are now the market leader in the Colombian market. In Colombia, most major credit grantors sell their non-performing accounts. We believe we have a significant opportunity to grow in Latin America by entering and developing the market for purchasing auto loans, telecom receivables or other asset classes, and by entering new Latin American markets going forwards.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Total Colombia	$—	—%	$0.4	10.4%	NM	10.4%

“NM” — not meaningful
While Latin America is our newest geographic market, we have grown this geographic market rapidly, with Latin America collections growing to $      million in 2024 from $0.8 million in 2021, the year we entered the market.
We have one office in Latin America, in Bogotá, Colombia, and run most of our Latin American purchasing and collections through that office. As of December 31, 2024, we had       FTE in that office that oversee purchasing operations, analytics and management of local third-party servicers.
Historical Performance
The charts below summarize the Latin American portfolio performance since our data begins on Refinancia in 2014, including results from prior to our acquisition of its nonperforming loan assets and certain legal entities in 2022 and 2023.
Our Role Within the Market
Our debt purchasing activity plays an important role in the financial ecosystem, providing credit originators with liquidity through the sale of nonperforming consumer receivables. Many of these lenders are focused on originating credit and do not have the capabilities to effectively service underperforming assets. As such, they choose to rely on debt purchasers who possess the compliance track record, internal resources and operational expertise needed to successfully manage consumers throughout the collections process. The recovery of delinquent consumer debts that debt purchasing enables mitigates the impact that consumer credit costs would have on borrowing costs. Debt purchasing allows credit originators to focus on originating new credit and doing so based on more predictable credit costs and operationally manageable collection processes, a vital part of a healthy functioning financial ecosystem and supporting the fair access to credit for consumers.

We customize our strategy of acquiring receivables for each geography and asset class, including those asset classes that have traditionally been underserved by major debt purchasers. While the debt purchasing sector has historically focused on prime-originated large-balance credit card receivables, a unique element of our strategy has been our full spectrum approach across asset classes. For instance, in auto loans, we pursue opportunities in secured auto loans, unsecured deficiency balances and insolvencies, positioning ourselves as a partner and full spectrum solution provider rather than just a bidder on discrete pools of assets. Whereas Canaccede had never historically purchased outside of credit card receivables prior to our acquisition of the business in 2020, we now have three significant auto loan clients in Canada that we have purchased from in 2024. We also have capabilities in smaller balance receivables, including smaller consumer installment loans, “buy now, pay later” loans, telecom and utilities receivables, and small balance credit card debt. Certain parts of the installment loan asset class we have focused on, such as “buy now, pay later,” other point of sale financings and fintech originated installment loans have grown more quickly than other asset classes. Whether competing directly with other debt purchasers or targeting niche, underserved asset classes, our investment thesis remains centered on unwavering discipline in adhering to our return thresholds. Our significant customer database amassed over 20 years, advanced machine learning and analytics capabilities enable us to model returns with a high degree of predictability, allowing us to price portfolios accurately and maintain a consistent, disciplined acquisition strategy. Our advantage in cost-to-collect has also allowed us to earn higher returns at the same pricing as other debt buyers with a higher cost-to-collect. We believe we provide significant value to our clients by helping them solve a diverse array of asset classes and geographies through a single counterparty.
Our Strengths
We believe that the following strengths have been essential to our success to date and will continue to be important in the future.
Strategic focus and leadership position in asset classes with large underlying markets and low penetration
We focus on consumer asset classes that are large and growing but underpenetrated by other large debt buyers. We have unique operational capabilities in each of our target asset classes and a substantial data advantage obtained through over 22 years of operational history, which provide a competitive advantage and create attractive pricing dynamics. Today, we believe we are the market leader in several asset classes in the United States, Canada and the United Kingdom including:
▪
the largest purchaser of nonperforming telecom and utilities receivables in the United States;

▪
the largest purchaser of both nonperforming and insolvent auto finance receivables in the United States;

▪
the largest or second largest purchaser of insolvent consumer receivables in the United States;

▪
the largest purchaser of both nonperforming and insolvent consumer receivables in Canada; and

▪
the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom.

There are important differences between successfully collecting a small balance nonperforming account, such as a telecom bill or a small balance credit card, and a prime-originated large-balance credit card. We believe our expertise in collecting these accounts effectively and compliantly, coupled with our low cost-to-collect, create significant barriers to entry and enhance our performance.
We also have the full set of capabilities to participate in transactions in more competitive markets such as prime large-balance credit card charge-offs, but we employ a disciplined investment approach driven by return targets to determine where to allocate capital, and we choose to focus on markets where we believe we can obtain higher risk-adjusted returns.
Superior analytics supported by proprietary “through-the-cycle” data
Since our inception over 22 years ago and through December 31, 2024, we have invested nearly $      billion in portfolios with an original face value of greater than $      billion, representing approximately        million unique consumers. We believe our significant data repository is very valuable since credit bureau data has lower predictive power for payment performance of consumers with nonperforming accounts. Our advanced pricing models stratify accounts based on hundreds of variables examined for predictive value, determine optimal collection strategy and accurately forecast liquidation rates and cost-to-collect expenses. The value of our data repository and analytics is demonstrated by our actual collections experience, which has a low standard deviation from our forecasts.
Long-standing relationships and contracted deployments with diverse and granular set of clients
We have forged both long-term and granular partnerships with our clients, including leading telecom and utilities providers and major auto finance originators. From January 1, 2022 through December 31, 2024, of our top five and ten counterparties (excluding Conn’s),       and       have been clients for        or more years, respectively. In 2024, we made       discrete purchases averaging        transactions per month with an average purchase size of $      thousand, excluding the Conn’s Portfolio Purchase. We position our platform to clients as a comprehensive solution provider as opposed to a transaction counterparty, and we emphasize our industry-leading compliance and regulatory practices. The strength of our relationships allows us to enter into forward flow agreements for as long as three years that we regularly renew, which lock in future deployments from existing clients and provide contractual and pricing certainty. As of December 31, 2024, we had $      million of committed purchases through forward flow agreements.
Track record of consistent, stable profitability
We have a long and consistent track record of operational execution and disciplined growth that spans our over 22-year history. We have successfully navigated a variety of market conditions and credit cycles and have continued to grow our collections through the combination of organic growth and the successful integrations of several strategic acquisitions. We have demonstrated the ability to generate reliable collections in both a strong economic climate as well as periods of economic stress. We have been profitable every year since inception. For the year ended December 31, 2024, we had net income of $      million, compared to $111.5 million for the year ended December 31, 2023 and $87.6 million for the year ended December 31, 2022. In addition, we had Adjusted EBITDA of $      million for the year ended December 31, 2024, compared to $168.2 million for the year ended December 31, 2023 and $129.5 million for the year ended December 31, 2022.
Best-in-class operating efficiency
We have a long history of operational innovation, and our platform has been able to produce improving efficiency in collections despite our smaller overall scale and the fact that the average account balance in our portfolios is smaller than some of our key peers. Our cash efficiency ratio, which was    % for the year ended December 31, 2024, as compared to ratios ranging from    % to    % for our key competitors. Our cash efficiency ratio was also higher than the cash efficiency ratios of our key competitors in each of the last five years. We believe our superior operating efficiency allows us to earn a higher level of profit than our competitors on equivalent purchases and allows us to continue to scale with increased profitability. A number of factors drive our platform’s efficiency outperformance, including our proprietary platform, our primarily outsourced variable expense structure and our co-sourced operation in Mumbai, India, which we believe helps produce a significant cost-to-collect advantage relative to competitors that maintain fixed cost U.S. based collection operations.
Competitive advantages from variable cost business model with proprietary collection capabilities
Our model is to outsource the aspects of the collections value chain that we view as commoditized or operationally intensive and do not produce a competitive advantage, such as running a large domestic call center. We instead seek to own the high value-add aspects of the purchasing and collection process, including performance data, extensive data analytical capabilities, technological capabilities and the collection processes and techniques that we believe create significant barriers to entry and competitive advantages. We believe competitors that maintain large domestic call centers are disadvantaged because they bear a significant fixed cost base and are not able to scale up and scale down deployments based on the market environment. By contrast, we have a variable cost structure. We scaled down deployments during 2020 and 2021 when the deployment market was weaker due to government stimulus packages, and we are scaling up significantly in recent years as the market opportunity has become significantly more favorable to us. In addition to our Mumbai collection center, we outsource other collections we believe to be commoditized to different agencies based on their particular competencies using our proprietary ValuTiers segmentation process to optimize our collections and reduce our cost-to-collect. We maintain unique legal and digital collection capabilities in our markets and have proprietary technologies and business processes that help us sustain our efficiency advantage, including ValuTiers, PrecisionHandler Solution, BankruptcyStream, VeriCredit, Recovery Solution, RefundTrack, CustomerCare Solution, OptimizedOffer Solution and JFRAME360.
Conservative leverage and consistent cash flow provide strong debt servicing capabilities
We reported net operating income of $      million for the year ended December 31, 2024. Our adjusted cash EBITDA was $      million for the year ended December 31, 2024, and our leverage based on the ratio of our net debt to adjusted cash EBITDA was        x as of December 31, 2024. For additional information regarding adjusted cash EBITDA, a non-GAAP financial measure, and our leverage, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We have historically had, and continue to maintain, lower leverage than our peers. We view our low level of leverage to be a competitive advantage because it allows us to maintain the flexibility to expand deployments as market opportunities arise. Since we were founded, we have operated with conservative financial policies while delivering strong results. We have increased our leverage in the current market, as we believe the opportunities to deploy attractively have risen meaningfully over the year ended December 31, 2024. Despite our investments in growth, we continue to maintain lower leverage than our key competitors, whose reported leverage as of December 31, 2024 ranged from                 x to                 x.
Comprehensive focus on compliance and risk management centered around the consumer
Since our beginning, we have emphasized a culture of compliance premised on treating consumers fairly and helping them achieve their financial goals. We believe our compliance investments and capabilities as well as our collaborative approach with both consumers and regulators positions us well as regulators continue to promote high standards for our industry. We aim to provide consumers sensible solutions and assist them as they return to financial health. This unrelenting focus on doing the right thing and treating consumers with compassion and respect is at the heart of our exemplary compliance track record, which we believe is an important differentiator when compared to other industry participants. Credit originators across our markets are highly sensitive to regulatory compliance issues and the care of their customers, and our reputation as a “safe pair of hands” allows us to win transactions in certain situations even if we do not offer the highest purchase price for their accounts.
Experienced, operationally focused management team
We have a highly qualified senior management team with a strong track record of executing effective, compliant and innovative collection strategies. Our Chief Executive Officer, David Burton, with over 30 years of experience in the debt recovery industry, founded Jefferson Capital in 2002 and has been integral to our strategy, operations and success. Our team has experience across economic cycles and understands how to navigate changing market conditions. Throughout the organization, we have a culture of performance that is based upon decades of industry experience among the senior management team.
Our Growth Strategy
Our revenue and net income have grown at a    % and    % compound annual growth rate from the year ended December 31, 2019 to the year ended December 31, 2024, respectively. We have grown both our revenue and our net operating income every year since 2013. We have managed to produce consistent historical growth despite changing deployment environments in many of our core markets by expanding our geographies, including the acquisition of Canaccede in Canada and by acquiring the assets and certain entities of Refinancia in Colombia. At the same time, we have also produced significant organic growth in our deployment volumes, particularly in our core U.S. market.
We believe there are organic and inorganic opportunities for growing our ERC, revenues and net income from both new and existing clients. We estimate that the TAM in our asset classes in the United States was approximately $145.3 billion in 2023, relative to our purchased face value of $6.3 billion or 4.3% of our TAM. Our TAM in Canada, the United Kingdom and Colombia was an additional $2.2 billion, $6.2 billion and $4.0 billion, respectively, and our purchased face value in these markets was 25.4%, 6.5% and 10.3% of our TAM in 2023. See “— Our Markets” for further information on the calculation of our TAM.
We believe the below factors well-position us to increase our ERC, revenues and net income and enhance our position as a market leader in our core asset classes.

Rising nonperforming loans market-wide
According to the Federal Reserve Bank of St. Louis, the 30+ delinquency rate on U.S. credit cards at commercial banks has risen sequentially since the third quarter of 2021 and as of           , 2024, stood at    %, the highest level since the fourth quarter of 2011. Similarly, charge-offs on U.S. credit cards at commercial banks have followed delinquencies higher and as of           , 2024, stood at    %, also the highest level since the fourth quarter of 2011 based on the same data. The trend towards higher levels of delinquency had come despite consistently low levels of unemployment, which stood at 4.1% as of October 31, 2024, up only modestly from 3.7% at December 31, 2023 according to the Bureau of Labor Statistics. On September 30, 2024, the “on-ramp” for student loan repayments ended and missed payments on the $1.5 trillion of federal government student loans started to be reported to credit bureaus and sent to collections for the first time in four and a half years, further straining finances for consumers who may also have other loan obligations. Given the trend towards a rising proportion of loans in early stage delinquency, we believe more loans will continue to ultimately roll to charge-off, and this will increase the number of charged-off loans that our clients will look to sell. We believe the opportunity to grow our deployments and ERC has been rising. At the same time, as the amount of nonperforming loans for sale rises, we believe pricing has typically declined and returns have risen, and recent deployments have been underwritten at higher risk-adjusted returns than our older vintages. We believe we have ample financial capacity to take advantage of this potential market opportunity.
Drive deployment growth through operating efficiencies of our proprietary digital technologies
We have developed an innovative and proprietary digital collections platform that automates standardized administrative or repetitive tasks while providing consumers with direct and immediate communication in a personal and non-intrusive manner that offers a more convenient payment method. The platform also reduces our reliance on traditional communication methods such as mail and direct calls, which further lowers our cost-to-collect and increases our net income. Our digital collections environment exemplifies our consumer-centric approach to client service by reaching consumers who prefer to interact with us online or digitally. This technology infrastructure also allows us to more precisely identify customer behavioral patterns. These insights enable us to digest new predictive data and adapt to changing macro-economic circumstances to more quickly refine our predictive models for new purchase pricing, fine-tune our deployment and pricing strategies or to change our collection strategies. Our technology infrastructure enables us to implement changes across our organization in an expedited fashion. We believe these factors contribute to our ability to produce higher returns than our publicly traded competitors and grow our market share, including our market share in asset classes where our peers focus.
Add new clients in our core markets in the United States and Canada
Our business development team has successfully grown our deployments for many years by adding new clients, retaining our core clients and increasing the range of asset classes that clients generally sell to us. In 2023, we added 32 new clients, and in 2024, we added                 new clients. During this time, we also saw substantial increases in volumes from many existing clients. Some of our new clients are first time sellers that previously retained and collected their own charged-off accounts. These relationships typically begin with us making smaller purchases; however, as our clients become more familiar with our capabilities, compliance, and professionalism, there is greater potential for substantially higher purchase volume. In other instances, we gain new clients that previously sold their accounts to peer debt buyers. We increasingly find that our efficiency and our demonstrated lower cost-to-collect allows us to be competitive with larger debt buyers in the large-balance credit card market in which they focus while maintaining our target return requirements.
Leverage our data and collection capabilities across a variety of asset class focus in Canada, the United Kingdom and Latin America
Unlike some of our peers, we pursue nonperforming loan purchase opportunities across a wide variety of asset classes and in insolvency as well as distressed receivables and have for a long time been a leader in the United States in those asset classes. When we acquired Canaccede in 2020, Canaccede’s business was mainly comprised of purchasing credit cards and personal loans. Based in part upon our experience in the United States, we have now expanded our Canadian business into purchasing, among other things, secured auto loans, telecom receivables and utility receivables. In 2019, we similarly started to focus heavily on telecom and utilities purchases in the United Kingdom and are now a market leader in the United Kingdom. Based upon our leadership in the Canadian and U.S. insolvency markets, we decided to launch insolvency purchasing in the United Kingdom in 2023. In the Caribbean, we began purchasing credit cards and personal loans in 2023, and we are expanding our purchasing to include secured loans as well. We believe our experience and success in purchasing certain asset classes in the United States will allow us to grow our market share in similar asset classes in other geographies.
Expand performing or semi-performing loan purchasing in the United States
We have historically entered new asset classes opportunistically where we believe returns will be attractive, the underlying market is large, and we are able to develop a competitive moat through better data and collection strategies. We believe performing consumer loans with credit deterioration, a high degree of credit risk or that require significant focus on servicing offer such an opportunity and one for which our skill set is particularly well-suited. During 2022 and 2023, we selectively purchased pools of performing loans where there was some level of credit deterioration or related risk, because our experience in handling more seriously delinquent nonperforming loans provided the skills and strategies to successfully acquire and service the semi-performing asset class. The Conn’s Portfolio Purchase in 2024 reflected a significant expansion of this strategy. Because the cash flows emanating from performing loans or semi-performing loans are much greater than they are for non-performing loans on a relative basis, and the cost of collecting these assets are substantially less, the market size for performing loans can represent a significant expansion from the non-performing loan market. We believe that there will be the opportunity to purchase other portfolios that contain a mix of performing and non-performing loans and having the capability to evaluate and purchase and service both together, and an ability to manage performing loans that become non-performing where there is an elevated credit risk, will be a competitive advantage.
Organically enter new adjacent geographic markets in Latin America
We entered the Colombian market in 2021 through a purchase alongside Refinancia, as a partner, from a significant global bank that was also our client in a separate geography. We scaled our presence in Colombia by acquiring the assets and certain entities of Refinancia in 2022 and 2023, which expanded our purchasing and client relationships in the Colombian market. In Colombia, we added four new clients in 2023 and       new clients in 2024. Additionally, in 2023, we began purchasing in Peru and the Caribbean. Existing clients have expressed interest in selling portfolios to us in the following markets: Mexico, Chile, Panama and Costa Rica. We believe this interest is indicative of the attractiveness of our platform as compared to local competitors, such as cost of funds, financial capacity and operational compliance disciplines. Given increased interest in our platform in Latin America, we believe we could create a more substantive Pan-Latin America platform over time.
Acquire a distressed European platform at an attractive entry price
There are a handful of major European platforms that are undergoing a level of financial distress due to overleverage and poor performance, which caused them to have unattractive returns for years and at high levels of leverage. Based on publicly disclosed financial reports, two of the largest platforms are reported to have become increasingly unprofitable and face maturities that cannot be repaid or are either in the midst of debt restructuring or soon will be. While we do not have any binding agreements or commitments to do so, we believe there could be a possibility in the future to acquire the assets of such a platform or a smaller European platform facing similar issues at an attractive entry price, which would allow us to expand our business further into continental Europe.
Enter the high street bank market in the United Kingdom
We may have the opportunity to purchase from the British “high street” banks, because other competitors that have experienced financial distress have pulled back in this market. We believe our competitors’ exits have created more favorable pricing in the market and allow for higher returns than have been available historically. Should the competitive market change to the extent that returns meet our requirements, we could access the much larger U.K. bank market, allowing us to expand beyond the telecom and utilities and installment loans markets in which we currently participate.
Our Clients
We purchase portfolios of nonperforming loans through either single portfolio purchases, referred to as spot sales, or through the pre-arranged agreement to purchase multiple portfolios at regular intervals, referred to as forward flow sales. Under a forward flow contract, we agree to purchase statistically similar nonperforming loan portfolios from credit grantors on a periodic basis at a pre-negotiated price over a specified time period, generally from six months to as long as three years for some of our clients. We regularly renew our forward flow contracts with our long-time clients.
We benefit from a long-term client base with whom we have forward flow agreements in place that regularly renew. We seek to form strategic relationships with clients and engage in regular dialogue with their senior executives in order to identify additional opportunities to enhance their goals. We continuously improve our cost-to-collect and build a “moat” around the client relationship that we believe would be very difficult for any new entrant to replicate. As of December 31, 2024, we have had a relationship of over five years with         of our top ten clients and $      million of total committed forward flows.
We also manage an active pipeline of new clients and utilize extensive marketing efforts to realize new purchasing opportunities. Over the last five years, we have experienced significant growth in our purchases in terms of both dollar amount and the number of sellers, adding over 100 new clients between 2018 and 2023.
Our purchasing and client relationships are characterized by very low concentration. For the period beginning January 1, 2022 and ending December 31, 2024, excluding the Conn’s Portfolio Purchase, our top five counterparties accounted for    % of purchases with the top counterparty accounting for    % of total purchase volume. In 2024, we made       discrete purchases averaging        transactions per month with an average purchase size of $      thousand, excluding the Conn’s Portfolio Purchase. We have forged long-term partnerships with major financial institutions, major telecom companies and many smaller niche originators. In 2024 alone, we added        new clients, in addition to seeing substantial increases in volumes from many existing clients. In addition to our forward flows with long-time clients where we derive the vast majority of our purchases, we also actively participate in bidding for new purchases of nonperforming loan portfolios through auctions and negotiated sales.
Our Operations
Our operational strategy is to create differentiated capabilities that provide a competitive advantage while outsourcing the activities that we believe are commoditized and operationally intensive. These capabilities include the data and analytical capabilities, master servicing capabilities, technology and digital collection capabilities, and legal collections as well as other unique or differentiated collection capabilities for a given market.
We utilize external servicing resources, including both collection agencies and external law firms, more than some of the other major nonperforming loan purchasers because of the operational flexibility and the competitive performance dynamics they provide. By having less overhead and a higher proportion of variable costs, we believe we are more disciplined on pricing than our peers and are able to refrain from purchasing at returns below our thresholds. We believe our peers may feel more pressure to purchase at lower returns in order to support a larger fixed cost base comprised of much larger internal call center and internal legal channel operations. Because our operating model is flexible and scalable based on variable operating expenses, we can scale upward and downward as needed depending on supply conditions in the deployment market. Managing external servicers and resources is a core competency. We employ a rigorous onboarding process, with an emphasis on compliance and risk management through CMS, we have active oversight of the operations and performance, and we can and do shift our placements if we find performance is lagging or because an external vendor, like a law firm or agency, will not be able to meet our stringent compliance standards.
Asset Diversification
We have expertise and historical data in under-penetrated asset classes where others lack robust historical performance that give us a competitive advantage in pricing and implementing collection strategies. Our asset classes are very diversified in the United States and the United Kingdom. We have achieved consistently high multiples of investment across all core asset classes. The below chart shows our asset diversification in the United States, Canada, the United Kingdom and Latin America as of December 31, 2024:

Our Business Lines
The chart below presents an overview of our collection channels for the year ended December 31, 2024 for each of our geographic locations or segments:
Distressed Business Line
The Distressed business line (“Distressed”) is our largest business line and represents the purchase, collection and servicing collection of nonperforming consumer loans. The vast majority of distressed accounts that we purchase have been charged-off for reason of delinquency. However, we have also purchased accounts that are considered to be performing but have elevated credit risk, and that we can purchase at a significant discount to face value. The Conn’s Portfolio Purchase included both accounts that were charged-off and accounts that are considered to still be performing though with elevated credit risk, and we consolidated that purchase into our Distressed business line.
Since inception and through December 31, 2024, we have invested approximately $      billion in portfolios with original face value of approximately $      billion of distressed receivables with a strategic focus on underpenetrated asset classes, including consumer installment loans, telecom receivables, auto finance loans, utilities, and small balance credit card receivables. We believe we possess robust historical performance data that other competitors lack in each of these asset classes.
Insolvency Business Line
In our Insolvency business line, we purchase and service insolvency accounts that are filed under Chapter 7 or Chapter 13 of Title 11 of the United States Code (as amended, the “U.S. Bankruptcy Code”), or under equivalent insolvency statutes in Canada and the United Kingdom. Accounts in an insolvency typically obtain payment plans that generally range from three to five years in duration. We purchase accounts that are at any stage in the bankruptcy plan life schedule. Portfolios acquired close to the filing of the bankruptcy plan will generally take months to generate cash flow, while aged portfolios acquired years after the plan filing will typically generate immediate cash flows. Non-U.S. insolvency accounts may have some slight differences but generally operate in a similar manner. In Canada, we purchase consumer proposal, consumer credit counseling and bankrupt accounts. We recently commenced purchasing portfolios of insolvent accounts in the United Kingdom, which are referred to as Individual Voluntary Arrangements.
Since inception and through December 31, 2024, we have invested approximately $      billion in portfolios with original face value of greater than $      billion in insolvency purchasing. We are able to manage all bankruptcy chapters in all states and territories and purchase in all secured and unsecured asset classes except for mortgages. We believe we are part of a very small subset of companies that buys consumer bankruptcy claims and part of an even smaller subset that buys secured consumer bankruptcy claims. Because we buy both secured and unsecured loans across the credit spectrum, we believe creditors prefer to work with us as they do not have to engage multiple vendors, which may require lengthy and complicated on-boarding and may increase cost and risk. In addition to the purchase of portfolios of insolvent loans, we provide fee-based services including third-party servicing of bankruptcy accounts in the United States and Canada.
Our Focus on Compliance
We believe our compliance track record is one of the best in the industry. Since our founding in 2002, investments in people and processes to ensure ongoing legal and regulatory compliance, coupled with a culture that promotes doing the right thing for consumers, have provided a key commercial competitive advantage in winning new business from reputation sensitive credit originators, financial institutions and service providers. Our success is rooted in our history of compliance. Since 2012, we have engaged in approximately        compliance requests and audits by clients and regulators. We successfully completed        such requests and audits in 2024, and we have never failed a regulatory audit in our 22-year history.
By centering our business around treating the consumer fairly in all of our operations, and through the use of proprietary technology and experienced associates to promptly and efficiently resolve consumer inquiries, we believe we are able to provide a better customer experience and better responsiveness to consumer concerns than other large industry participants. These outcomes have been viewed favorably by both the institutions from whom we acquire accounts and by our regulators.
Summary Risk Factors
Investing in our common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
▪
A deterioration in the economic or inflationary environment in the countries in which we operate could have an adverse effect on our business and results of operations.

▪
We may not be able to continually replace our nonperforming loans with additional portfolios sufficient to operate efficiently and profitably, or we may not be able to purchase nonperforming loans at appropriate prices.

▪
We may not be able to collect a sufficient amount from our nonperforming loans to fund our operations.

▪
Our collections may decrease if certain types of insolvency proceedings and bankruptcy filings involving liquidations increase.

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We outsource and offshore certain activities related to our business to third parties. Any disruption or failure of these third parties to provide these services could adversely affect our business operations, financial condition and reputation.

▪
Disruptions at our co-sourced operation in Mumbai could adversely impact our business.

▪
Goodwill impairment charges could negatively impact our net income and stockholders’ equity.

▪
Our loss contingency accruals may not be adequate to cover actual losses.

▪
Solicitors of Moriarty, our wholly-owned law firm subsidiary in the United Kingdom, could act outside our interests and/or regulatory bodies to which such law firm subsidiary and its solicitors are subject could take enforcement action or impose sanctions that could impact our business, financial condition and results of operations.

▪
Our international operations expose us to risks, which could harm our business, financial condition and results of operations.

▪
We may experience losses on portfolios consisting of new asset classes of receivables or receivables in new geographies due to our lack of collection experience with these receivables, which could harm our business, financial condition and results of operations.

▪
Compliance with complex and evolving international and U.S. laws and regulations that apply to our international operations could increase our cost of doing business in international jurisdictions.

▪
Evolving regulation, particularly in Latin America, where the regulatory environment is less restrictive with respect to the use of certain new technologies and where we test new collection capabilities before broader adoption across our business, could adversely affect our business, financial condition and results of operations.

▪
Our ability to collect and enforce our nonperforming and performing loans may be limited under federal, state and international laws, regulations and policies.

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The regulation of data privacy in the United States and globally, or an inability to effectively manage our data governance structures, could have an adverse effect on our business, financial condition and results of operations by increasing our compliance costs or decreasing our competitiveness.

▪
We are dependent on our data gathering systems and proprietary consumer profiles, and if access to such data was lost or became public, our business could be materially and adversely affected.

▪
A cybersecurity incident could damage our reputation and adversely impact our business and financial results.

▪
The underperformance or failure of our information technology infrastructure, networks or communication systems could result in a loss in productivity, loss of competitive advantage and business disruption.

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We may not be able to adequately protect the intellectual property rights upon which we rely and, as a result, any lack of protection may diminish our competitive advantage.

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We expect to use leverage in executing our business strategy, which may have adverse consequences.

▪
We may not be able to generate sufficient cash flow or complete alternative financing plans, including raising additional capital, to meet our debt service obligations.

▪
The JCF Stockholders (as defined below) control us, and their interests may conflict with ours or yours in the future, including matters that involve corporate opportunities.

▪
We expect to be a “controlled company” within the meaning of the corporate governance rules of the       and, as a result, we qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

Our Corporate Information
We were initially formed on November 12, 2024 as a Delaware corporation, for purposes of becoming the issuer in this offering. Our principal executive offices are located at 600 South Highway 169, Suite 1575, Minneapolis, Minnesota 55426, and our telephone number is (320) 229-8505. Our corporate website address is www.jcap.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.
The Reorganization
Jefferson Capital, Inc., a Delaware corporation, was formed in connection with this offering and is the issuer of the common stock offered by this prospectus. Prior to this offering, our business operations have generally been conducted through Jefferson Capital Holdings, LLC and its subsidiaries. JCAP TopCo, LLC is a holding company and the direct parent of Jefferson Capital Holdings, LLC. Following a series of transactions that we will engage in immediately prior to the completion of this offering, which we refer to collectively as the “Reorganization,” Jefferson Capital, Inc. will become a holding company with no material assets other than 100% of the equity interests in JCAP TopCo, LLC, which will remain a holding company with no material assets other than 100% of the equity interests in Jefferson Capital Holdings, LLC. Jefferson Capital, Inc. will also succeed to certain NOLs under Section 381 of the Code, as a result of its acquisition in the Reorganization of certain affiliated corporations that held direct or indirect equity interests in JCAP TopCo, LLC. As indirect parent of Jefferson Capital Holdings, LLC following the Reorganization and this offering, Jefferson Capital, Inc. will operate and control all of the business and affairs and consolidate the financial results of Jefferson Capital Holdings, LLC and its subsidiaries.
To effect the Reorganization, the current direct and indirect owners of JCAP TopCo, LLC, which include (i) entities affiliated with J.C. Flowers, (ii) members of Management Invest LLC, an entity through which employees of JCAP TopCo, LLC and its subsidiaries hold equity interests, and (iii) former equity holders of Canaccede, will, among other things, exchange their direct and indirect interests in JCAP TopCo, LLC for shares of our common stock. We refer to the entities affiliated with J.C. Flowers, members of Management Invest LLC and former stockholders of Canaccede who will own shares of our common stock following the Reorganization and this offering as the “JCF Stockholders,” “Management Stockholders” and “Former Canaccede Stockholders,” respectively.
As a result of the Reorganization and after giving effect to the completion of this offering:
▪
the investors in this offering will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders);

▪
the JCF Stockholders will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders);

▪
the Management Stockholders will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders); and

▪
the Former Canaccede Stockholders will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders).

In each case, the number of shares of common stock that the JCF Stockholders, the Management Stockholders and the Former Canaccede Stockholders will receive pursuant to the Reorganization will be based on the value that such holder would have received under the distribution provisions of the limited liability agreement of JCAP TopCo, LLC, with shares of our common stock valued by reference to                 .
Of the       shares of common stock to be issued to the Management Stockholders in the Reorganization,       shares will be issued in respect of Class B Units of Management Invest LLC (which correspond to Class B Units of JCAP TopCo, LLC) that remain subject to certain vesting conditions specified in individual award agreements. These shares will be issued as restricted stock with time-based vesting provisions. If the vesting conditions of the restricted stock are not satisfied, such restricted stock will be forfeited and canceled. See “The Reorganization” and “Executive Compensation — Equity Plans.”
Organizational Structure
The following chart illustrates our simplified structure following the Reorganization and this offering, assuming an initial public offering price of $      per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. The chart is provided for illustrative purposes only and does not represent all legal entities affiliated with us, or our obligations.

JCF Stockholders
Management Stockholders
Former Canaccede Stockholders
Public Stockholders
%
%
%
%
Jefferson Capital, Inc.
JCAP TopCo, LLC
Jefferson Capital Holdings, LLC (1)
Operating Subsidiaries (2)

(1)
Issuer of the 2026 Notes and 2029 Notes.

(2)
CL Holdings, LLC, Jefferson Capital Systems, LLC, JC International Acquisition, LLC and CFG Canada Funding, LLC, four of our operating subsidiaries, are the Borrowers under the Revolving Credit Facility. For further information, see “Description of Certain Indebtedness — Revolving Credit Facility.”

Our Sponsor
J.C. Flowers is a leading private investment firm dedicated to investing globally in the financial services industry. Founded in 1998, J.C. Flowers has invested more than $16 billion of capital in 61 portfolio companies in 18 countries across a range of industry subsectors including banking, insurance and reinsurance, securities firms, specialty finance, and services and asset management. With approximately $6 billion of assets under management, J.C. Flowers has offices in New York and London.
Immediately following this offering, the JCF Stockholders will together control approximately    % of the voting power of our outstanding common stock (or    % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). As a result, the JCF Stockholders will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and amended and restated by-laws and the approval of any merger or sale of substantially all of our assets.
Because the JCF Stockholders will control more than 50% of the voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for the       . Therefore, we will be permitted to elect not to comply with certain corporate governance requirements. See “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — We expect to be a “controlled company” within the meaning of the corporate governance rules of the        and, as a result, we qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.”
In addition, in connection with the completion of this offering, we intend to enter into a stockholders agreement with the JCF Stockholders (the “Stockholders Agreement”), which will provide the JCF Stockholders the right to designate a certain number of nominees for election to our board of directors and certain committee nomination rights for so long as the JCF Stockholders (including their permitted transferees under the Stockholders Agreement) beneficially own a specified percentage of our outstanding common stock. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
▪
we will present in this prospectus only two years of audited consolidated financial statements, plus any required unaudited consolidated financial statements, and related management’s discussion and analysis of financial condition and results of operations;

▪
we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

▪
we will provide less extensive disclosure about our executive compensation arrangements; and

▪
we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.
In addition, the JOBS Act provides that an emerging growth company can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, as a result, our results of operations and financial statements may not be comparable to those of companies that have adopted the new or revised accounting standards.

The Offering
Common stock offered by the selling stockholders
      shares (or       shares if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders).
Option to purchase additional shares
of common stock from the selling stockholders
The underwriters have an option to purchase up to an aggregate of         additional shares of our common stock from the selling stockholders at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Common stock to be outstanding after this offering
        shares.
Use of proceeds
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders.
The selling stockholders will receive all of the net proceeds and bear the underwriting discount attributable to their sale of our common stock. However, we will pay certain expenses, other than the underwriting discount, in connection with this offering.
See the sections titled “Principal and Selling Stockholders” and “Use of Proceeds” for additional information.
Controlled company
Immediately following this offering, we expect to be a “controlled company” within the meaning of the corporate governance rules of the        , as the JCF Stockholders will together have more than 50% of the voting power for the election of directors. See the section titled “Principal and Selling Stockholders.” Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the listing date, (i) we have a board of directors that is composed of a majority of independent directors and (ii) we have a compensation committee that consists entirely of independent directors. Following this offering, we intend to elect not to comply with such corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. See the section titled “Management —  Controlled Company Status.”
Dividend policy
We currently intend to pay quarterly cash dividends of $     per share on our common stock beginning in the      quarter of 2025, representing an initial amount of approximately $     million per quarter, although any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends. See “Dividend Policy.”
Listing
We intend to apply to list our common stock on the          , under the symbol “JCAP.”
Risk factors
See “Risk Factors” beginning on page 31 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on      shares of our common stock outstanding as of           , 2024 (including            shares subject to time-based vesting), after giving effect to the Reorganization, and excludes           shares of our common stock reserved for future issuance under our 2025 Incentive Award Plan (the “2025 Plan”), which will become effective on the day prior to the first public trading date of our common stock, as well as any shares that become issuable pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan.
Unless otherwise indicated, all information contained in this prospectus, including the number of shares of our common stock that will be outstanding after this offering, assumes or gives effect to:
▪
the completion of the Reorganization;

▪
the filing and effectiveness of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

▪
an initial public offering price of $      per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

▪
no exercise by the underwriters of their option to purchase up to                 additional shares of our common stock from the selling stockholders.

Summary Consolidated Financial and Operating Information
The following tables present our summary consolidated historical financial data as of and for the periods ended on the dates indicated below. The summary consolidated statements of operations data and cash flow data for the years ended December 31, 2024 and 2023 and the summary consolidated balance sheet data as of December 31, 2024 and 2023 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data and cash flow data for the years ended December 31, 2022, 2021, 2020 and 2019 and summary consolidated balance sheet data as of December 31, 2022, 2021, 2020 and 2019 are derived from our consolidated financial statements and related notes not included in this prospectus. The presentation of our consolidated historical financial data below includes the results of Canaccede Financial Group, which we acquired on March 9, 2020, with an effective date of February 29, 2020.
Our historical results are not necessarily indicative of results that may be expected in the future. You should read these data together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	(in millions, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Revenue from previously charged-off receivables	$	$293.6	$235.5	$209.8	$178.0	$130.3
Credit card revenue		8.8	9.6	10.2	9.3	3.5
Servicing revenue		20.7	23.2	12.7	13.3	9.9
Total revenues	$	$323.1	$268.3	$232.7	$200.6	$143.6
Provision for credit losses	$	$3.5	$3.4	$8.7	$15.1	$8.5
Operating expenses:
Salaries and benefits	$	$36.5	$33.6	$28.5	$25.8	$21.1
Servicing expenses		101.7	88.3	93.6	82.1	58.2
Depreciation and amortization		2.4	2.6	2.5	2.3	1.2
Professional fees		6.8	6.4	5.5	5.4	2.6
Other selling, general and administrative		8.1	7.7	5.7	5.2	3.6
Total operating expenses	$	$155.5	$138.6	$135.8	$120.9	$86.7
Net operating income	$	$164.1	$126.3	$88.3	$64.6	$48.5
Other income (expense):
Interest expense		(48.1)	(29.3)	(36.3)	(34.7)	(26.1)
Foreign exchange and other income (expense)		4.6	(0.9)	(0.3)	—	—
Total other income (expense)	$	$(43.5)	$(30.2)	$(36.6)	$(34.7)	$(26.1)
Income before income taxes	$	$120.6	$96.1	$51.7	$29.9	$22.4
Provision for income taxes		(9.1)	(8.3)	(5.5)	(3.3)	—
Net income	$	$111.5	$87.8	$46.2	$26.6	$22.4
Net income attributable to noncontrolling interest		—	(0.2)	—	—	—
Net income attributable to Jefferson Capital Holdings, LLC	$	$111.5	$87.6	$46.2	$26.6	$22.4

	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	(in millions, except share and per share data)
Per Unit/Share Data(1):
Pro forma net income per share attributable to common stockholders(2)
Basic	$
Diluted	$
Pro forma weighted-average common shares outstanding(2)
Basic
Diluted

(1)
The historical earnings per unit are not meaningful or comparable because, prior to the Reorganization, Jefferson Capital Holdings, LLC was a single member limited liability company. Accordingly, earnings per unit are not presented.

(2)
Pro forma net income per share attributable to common stockholders and pro forma weighted average common shares outstanding each give effect to the Reorganization, as if it had occurred on January 1, 2024. Pro forma net income per share attributable to common stockholders further gives effect to the payment by us of estimated offering expenses of $      related to this offering, as if such payment had occurred on January 1, 2024.

	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	(in millions)
Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	$	$120.2	$96.2	$55.8	$47.9	$26.5
Net cash provided by (used in) investing activities		(403.4)	(139.3)	75.4	15.2	(69.1)
Net cash provided by financing activities		289.9	28.6	(149.0)	(20.1)	41.8
Exchange rate effects on cash balances held		(1.2)	(0.7)	(0.5)	0.8	—
	As of December 31,
	2024	2023	2022	2021	2020	2019
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents and restricted cash	$	$20.6	$15.2	$30.2	$48.5	$4.6
Investments in previously charged-off receivables, net		984.5	580.0	459.6	544.6	472.3
Total assets		1,115.4	691.7	593.3	692.8	545.6
Total borrowings		770.9	445.6	367.8	473.6	401.3
Total liabilities		811.8	476.9	393.6	502.4	412.7
Total member’s equity		303.6	214.8	199.7	190.4	132.9
Noncontrolling interest		—	0.4	0.3	—	—

Key Business Metrics and Non-GAAP Financial Measures
	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	(in millions, except for ratio data)
ERC(1)	$	$1,924.1	$1,199.6	$1,045.9	$1,102.0	$880.1
Deployments(2)	$	$530.9	$269.5	$156.5	$148.6	$164.1
Collections(3)	$	$431.0	$382.4	$449.3	$381.5	$226.7
Net debt(4)	$	$766.9	$441.4	$361.5	$442.0	$400.9
Net income	$	$111.5	$87.8	$46.2	$26.6	$22.4
Adjusted net income(5)	$	$108.6	$89.3	$47.6	$28.8	$23.7
Adjusted EBITDA(6)	$	$168.2	$129.5	$91.9	$69.1	$50.9
Note: Effective January 1, 2022, Jefferson Capital Holdings, LLC prospectively adopted the following accounting standards: (i) ASU 2016-02, “Leases (Topic 842) Section A — Leases: Amendments to the FASB Account Standards Codification,” and (ii) ASC 326 — Financial Instruments — Credit Losses (“ASC 326”), commonly referred to as the Current Expected Credit Loss (“CECL”) standard. Due to the difference in standards, the financial data for the years ended December 31, 2024, 2023 and 2022 may not necessarily be comparable to the financial data for the years ended December 31, 2021, 2020 and 2019.
(1)
ERC refers to the sum of all future projected collections on our owned finance receivables portfolios. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Key Business Metrics — Estimated Remaining Collections.”

(2)
Deployments refers to all portfolios purchased in the ordinary course and excludes those added as a result of an acquisition of a company. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Key Business Metrics — Deployments.”

(3)
Collections refers to collections on our owned finance receivables portfolios. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Key Business Metrics — Collections.”

(4)
Net debt is calculated as total borrowings, adjusted to remove the contra-liability for unamortized debt issuance costs and subtract unrestricted cash. We present net debt because we consider it an important supplemental measure used for assessing our leverage. Our management believes net debt helps us provide enhanced period-to-period comparability of leverage and is useful to investors as other companies in our industry report similar financial measures. Net debt should not be considered as an alternative to total borrowings determined in accordance with GAAP. Our calculation of net debt may not be comparable to the calculation of similarly titled measures reported by other companies. Set forth below is a reconciliation of net debt, a non-GAAP financial measure, to total borrowings, the most directly comparable financial measure calculated and reported in accordance with GAAP. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	($ in millions)
Total borrowings	$	$770.9	$445.6	$367.8	$473.6	$401.3
Unamortized debt issuance costs		10.4	7.4	11.0	3.5	2.2
Unrestricted cash		(14.4)	(11.6)	(17.3)	(35.1)	(2.6)
Net debt	$	$766.9	$441.4	$361.5	$442.0	$400.9

(5)
Adjusted net income is calculated as net income, adjusted to exclude (i) net income attributable to noncontrolling interest; (ii) foreign exchange and other income (expense); (iii) stock-based compensation; and (iv) merger and acquisition and other one-time costs. We present adjusted net income because we consider it an important supplemental measure of our operations and financial performance. Our management believes adjusted net income helps us provide enhanced period-to-period comparability of operations and financial performance and is useful to investors as other companies in our industry report similar financial measures. Adjusted net income should not be considered as an alternative to net income determined in accordance with GAAP. Our calculation of adjusted net income may not be comparable to the calculation of similarly titled measures reported by other companies. Set forth below is a reconciliation of adjusted net income, a non-GAAP financial measure, to net income, the most directly comparable financial measure calculated and reported in accordance with GAAP. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Adjusted Net Income.”

	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	(in millions)
Net income	$	$111.5	$87.8	$46.2	$26.6	$22.4
Net income attributable to noncontrolling interest		—	(0.2)	—	—	—
Foreign exchange and other income (expense)		(4.6)	0.9	0.3	—	—
Stock-based compensation		1.0	0.7	0.7	0.5	0.6
Merger and acquisition and other one-time expenses(a)		0.7	0.1	0.4	1.7	0.6
Adjusted net income	$	$108.6	$89.3	$47.6	$28.8	$23.7

(a)
Includes acquisition fees and expenses and one-time corporate legal expenses.

(6)
Adjusted EBITDA is calculated as net income, adjusted to exclude (i) net income attributable to noncontrolling interest; (ii) interest expense; (iii) foreign exchange and other income (expense); (iv) provision for income taxes; (v) depreciation and amortization; (vi) stock-based compensation; and (vii) merger and acquisition and other one-time expenses. Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We present adjusted EBITDA because we consider it an important supplemental measure of our operations and financial performance. Our management believes adjusted EBITDA helps us provide enhanced period-to-period comparability of operations and financial performance and is useful to investors as other companies in our industry report similar financial measures. Adjusted EBITDA should not be considered as an alternative to net income determined in accordance with GAAP. Our calculation of adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. Set forth below is a reconciliation of adjusted EBITDA, a non-GAAP financial measure, to net income, the most directly comparable financial measure calculated and reported in accordance with GAAP. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Adjusted EBITDA.”

	Year Ended December 31,
	2024	2023	2022	2021	2020	2019
	(in millions)
Net income	$	$111.5	$87.8	$46.2	$26.6	$22.4
Net income attributable to noncontrolling interest		—	(0.2)	—	—	—
Interest expense		48.1	29.3	36.3	34.7	26.1
Foreign exchange and other income (expense)		(4.6)	0.9	0.3	—	—
Provision for income taxes		9.1	8.3	5.5	3.3	—
Depreciation and amortization		2.4	2.6	2.5	2.3	1.2
Stock-based compensation		1.0	0.7	0.7	0.5	0.6
Merger and acquisition and other one-time expenses(a)		0.7	0.1	0.4	1.7	0.6
Adjusted EBITDA	$	$168.2	$129.5	$91.9	$69.1	$50.9

(a)
Includes acquisition fees and expenses and one-time corporate legal expenses.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our financial statements and the related notes and the other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition and results of operations could be materially and adversely affected. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. See “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.
Risks Related to our Business
A deterioration in the economic or inflationary environment in the countries in which we operate could have an adverse effect on our business and results of operations.
Our performance may be adversely affected by economic, political or inflationary conditions in any market in which we operate. These conditions could include regulatory developments, changes in global or domestic economic policy, legislative changes, and sovereign debt crises. Deterioration in economic conditions, or a significant rise in inflation or high level of sustained inflation could negatively affect the ability of consumers to pay their debts and could reduce the real value of our purchased receivables. This may in turn adversely impact our business and financial results.
If global credit market conditions and the stability of global banks deteriorate, the amount of consumer or commercial lending and financing could be reduced, thus reducing the volume of nonperforming loans available for purchase, which could adversely affect our business, financial results and ability to succeed in the markets in which we operate. Uncertainty about future economic conditions, including the possibility of a recession, a disease outbreak and impacts from wars, such as in Ukraine and in the Middle East makes it difficult for us to forecast operating results and to make decisions about future investments.
Other economic factors that could influence our performance include the financial stability of the lenders on our Revolving Credit Facility (as defined herein) and our access to capital and credit. For example, deterioration in the financial markets could contribute to the insolvency of lending institutions, notably those providing our Revolving Credit Facility, or the tightening of credit markets, which could make it difficult or impossible for us to obtain credit on favorable terms or at all. These and other economic factors could have an adverse effect on our financial condition and results of operations.
We may not be able to continually replace our nonperforming loans with additional portfolios sufficient to operate efficiently and profitably, and/or we may not be able to purchase nonperforming loans at appropriate prices.
To operate profitably, we must purchase and service a sufficient amount of nonperforming loans to generate revenue that exceeds our expenses. Salaries and other compensation expense constitute a significant portion of our operating expenses and, if we do not replace the nonperforming loan portfolios we service with additional portfolios, we may have to reduce the number of our collection and other administrative personnel. We may then have to rehire staff if we subsequently obtain additional portfolios. These practices could lead to negative consequences, including the following:
▪
low employee morale;

▪
fewer experienced employees;

▪
higher training costs;

▪
disruptions in our operations;

▪
loss of efficiency; and

▪
excess costs associated with unused space in our facilities.

The availability of nonperforming loan portfolios at prices that generate an appropriate return on our investment depends on a number of factors, including the following:
▪
consumer debt levels;

▪
sales of nonperforming loan portfolios by credit originators; and

▪
competitive factors affecting potential purchasers and credit originators of receivables.

Furthermore, heightened regulation of the credit card and consumer lending industry or changing credit origination strategies may result in decreased availability of credit to consumers, potentially leading to a future reduction in nonperforming loans available for purchase from credit originators. We cannot predict how our ability to identify and purchase nonperforming loans and the quality of those nonperforming loans would be affected if there were a shift in lending practices, whether caused by changes in the regulations or accounting practices applicable to credit originators or purchasers, a sustained economic downturn or otherwise.
Moreover, there can be no assurance that credit originators will continue to sell their nonperforming loans consistent with historical levels or at all, or that we will be able to bid competitively for those portfolios. Because of the length of time involved in collecting on acquired portfolios and the variability in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner. If we are unable to maintain our business or adapt to changing market needs as well as our current or future competitors, we may experience reduced access to nonperforming loan portfolios at appropriate prices and, therefore, reduced profitability.
We may not be able to collect sufficient amounts on our nonperforming loans to fund our operations.
Our principal business consists of purchasing and collecting nonperforming loans that consumers or others have failed to pay. The credit originators have typically made numerous attempts to recover on their receivables, often using a combination of in-house recovery efforts and third-party collection agencies. These nonperforming loans are difficult to collect, and we may not collect a sufficient amount to cover our investment and the costs of running our business. Furthermore, if the statistical and behavioral models we use to prepare financial projections and make business decisions are inaccurate, we may acquire nonperforming loan portfolios that ultimately prove to be unprofitable. Moreover, if we experience operational issues in making collections on our nonperforming loan portfolios, we may incur losses on portfolios that would have otherwise been profitable.
Our collections may decrease if certain types of insolvency proceedings and bankruptcy filings involving liquidations increase.
Various economic trends and potential changes to existing legislation may contribute to an increase in the amount of personal bankruptcy and insolvency filings. Under certain of these filings, a debtor’s assets may be sold to repay creditors, but because most of the receivables we collect through our collection operations are unsecured, we typically would not be able to collect on those receivables. Although our insolvency collections business could benefit from an increase in personal bankruptcies and insolvencies, we cannot ensure that our collections operations business would not decline with an increase in personal insolvencies or bankruptcy filings or changes in related regulations or practices. If our actual collection experience with respect to a nonperforming or insolvent bankrupt receivables portfolio is significantly lower than the total amount we projected when we acquired the portfolio, our financial condition and results of operations could be adversely impacted.
Obligors of the nonperforming loans that we have purchased and attempt to collect on may have sought, or in the future may seek, protection under federal or state bankruptcy or debtor relief laws. If an obligor seeks protection under federal or state bankruptcy or debtor relief laws, or has become the subject of an involuntary bankruptcy petition, a stay will go into effect that will automatically put any pending collection actions on the related receivable on hold and prevent further collection action absent bankruptcy court approval, and a court could reduce, restructure or discharge completely such obligor’s obligations to make payments due under its contract. Federal bankruptcy and state debtor relief and collection laws may also affect the ability to collect outstanding balances owed by debtors. As a result, all or a portion of the related receivable would be written off as uncollectible and our financial condition and results of operations could be adversely impacted.
We outsource and offshore certain activities related to our business to third parties. Any disruption or failure of these third parties to provide these services could adversely affect our business operations, financial condition and reputation.
We use third parties to conduct collection and other activities through outsourcing and offshoring. These third parties include law firms, collection agencies, data providers, tracing service providers, business process outsourcing and information technology firms. One or more of these third parties could fail to meet its obligations and service level expectations, become insolvent or cease operations, which could adversely impact our business operations and financial condition. Furthermore, we may not be able to find alternative third parties in a timely manner on terms that are acceptable to us or because of contractual restrictions that limit our flexibility in responding to disruptions at these vendors, resulting in operational inefficiencies. If any of these third-party service providers violate laws, regulatory requirements, contractual obligations, or act inappropriately in the conduct of their business, our operations and reputation could be negatively impacted and result in regulatory fines and penalties. Any of these factors could cause our business, financial condition, results of operations and reputation to be adversely affected.
Disruptions at our co-sourced operation in Mumbai could adversely impact our business.
Our co-sourced operation in Mumbai, India provides critical support within our voluntary collection channel. If our operations at our co-sourced operation are disrupted, whether due to malevolent acts, computer viruses, strikes, wars, terrorism, other geopolitical unrest, climate change, natural disasters, power or telecommunications failures, or other external events beyond our control, it could result in interruptions in service to our customers, damage to our reputation, harm to our customer relationships, and reduced revenues and profitability. Our operation in Mumbai may be more exposed to certain geopolitical and other risks than the voluntary collection channel that we operate and maintain in other markets. Should our Mumbai operation be disrupted, there is no guarantee that we could transition our servicing back to our domestic operations or to external resources without the disruption significantly impacting our business.
Goodwill impairment charges could negatively impact our net income and stockholders’ equity.
We have recorded goodwill as a result of our business acquisitions. Goodwill is not amortized, but rather, is tested for impairment at the reporting unit level. Goodwill is required to be tested for impairment annually and between annual tests if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There are numerous risks that may cause the fair value of a reporting unit to fall below its carrying amount, which could lead to the recognition of a goodwill impairment charge. These risks include:
▪
adverse changes in macroeconomic conditions, the business climate, or the market for the entity’s products or services;

▪
significant variances between actual and expected financial results;

▪
negative or declining cash flows;

▪
lowered expectations of future results;

▪
failure to realize anticipated synergies from acquisitions;

▪
significant expense increases;

▪
a more likely-than-not expectation of selling or disposing all, or a portion of, a reporting unit;

▪
the loss of key personnel;

▪
an adverse action or assessment by a regulator; and

▪
significant increase in discount rates.

Our goodwill impairment testing involves the use of estimates and the exercise of judgment, including judgments regarding expected future business performance and market conditions. Significant changes in our assessment of such factors, including the deterioration of market conditions, could affect our assessment of the fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.
Our loss contingency accruals may not be adequate to cover actual losses.
We are involved in judicial, regulatory and arbitration proceedings or investigations concerning matters arising from our business activities. We establish accruals for potential liability arising from legal proceedings when it is probable that such liability has been incurred and the amount of the loss can be reasonably estimated. However, there can be no assurance as to the ultimate outcome. We may still incur legal costs for a matter even if we have not accrued a liability. In addition, actual losses may be higher than the amount accrued for a certain matter, or in the aggregate. An unfavorable resolution of a legal proceeding or claim could adversely impact our business, financial condition, results of operations, or liquidity.
Solicitors of Moriarty, our wholly-owned law firm subsidiary in the United Kingdom, could act outside our interests and/or regulatory bodies to which such law firm subsidiary and its solicitors are subject could take enforcement action or impose sanctions that could impact our business, financial condition and results of operations.
Moriarty, our wholly-owned law firm subsidiary in the United Kingdom that specializes in debt collections, is regulated by the SRA, which is responsible for regulating the professional conduct of solicitors and other authorized individuals at law firms in England and Wales. Pursuant to the Code of Conduct of the SRA, which contains the ethical principles that guide solicitors in their work and which apply to all of our solicitors and govern the responsibilities owed to clients by licensed solicitors, the solicitors of Moriarty must place the interests of their clients as their first priority, including the interests of the external clients they continue to serve. It is possible that these duties may lead to decisions that are not in our financial interest and which limit short-term financial gain, which may adversely affect our results of operations. In addition, under these ethical requirements of the legal profession, for Moriarty’s external cases, we will have no right to, and will not make decisions with respect to, the conduct or direction of any particular legal claim or any settlement or resolution thereof. The right to make such decisions remains solely with the client and his or her Moriarty solicitor.
It is possible that external clients might sue for malpractice or make claims against Moriarty. Because Moriarty is governed by the rules of the SRA, the SRA retains the ultimate discretion to impose economic sanctions in England and Wales.
Risks Related to Our International Operations
Our international operations expose us to risks, which could harm our business, financial condition and results of operations.
A portion of our operations is conducted outside the United States. This could expose us to adverse economic, industry and political conditions that may have a negative impact on our ability to manage our existing operations or pursue alternative strategic transactions, which could have a negative effect on our business, financial condition and results of operations.
The global nature of our operations expands the risks and uncertainties described elsewhere in this section, including the following:
▪
changes in local political, economic, social and labor conditions in the markets in which we operate;

▪
foreign exchange controls on currency conversion and the transfer of funds that might prevent us from repatriating cash earned in countries outside the United States in a tax-efficient manner;

▪
currency exchange rate fluctuations, currency restructurings, inflation or deflation and our ability to manage these fluctuations through a foreign exchange risk management program;

▪
different employee/employer relationships, laws and regulations, union recognition and the existence of employment tribunals and works councils;

▪
laws and regulations imposed by international governments, including those governing data security, sharing and transfer and debt collection activities;

▪
potentially adverse tax consequences resulting from changes in tax laws in the jurisdictions in which we operate or challenges to our interpretations and application of complex international tax laws;

▪
logistical, communications and other challenges caused by distance and cultural and language differences, each making it harder to do business in certain jurisdictions;

▪
volatility of global credit markets and the availability of consumer credit and financing in our international markets;

▪
uncertainty as to the enforceability of contract rights under local laws;

▪
the potential of forced nationalization of certain industries, or the impact on creditors’ rights, consumer disposable income levels, flexibility and availability of consumer credit and the ability to enforce and collect aged or charged-off debts stemming from international governmental actions, whether through austerity or stimulus measures or initiatives, intended to control or influence macroeconomic factors such as wages, unemployment, national output or consumption, inflation, investment, credit, finance, taxation or other economic drivers;
▪
the presence of varying levels of business corruption in international markets and the effect of various anti-corruption and other laws on our international operations;

▪
the impact on our day-to-day operations and our ability to staff our international operations given long-term trends towards higher wages in developed and emerging international markets as well as the potential impact of union organizing efforts;

▪
the potential for a widening military conflict in Europe and in the Middle East;

▪
potential damage to our reputation due to non-compliance with international and local laws; and

▪
the complexity and necessity of using non-U.S. representatives, consultants and other third-party vendors.

Any one of these factors could adversely affect our business, financial condition and results of operations.
We may experience losses on portfolios consisting of new asset classes of receivables or receivables in new geographies due to our lack of collection experience with these receivables, which could harm our business, financial condition and results of operations.
We continually evaluate opportunities to expand the asset classes we acquire. We may sometimes evaluate and may acquire portfolios consisting of assets with which we have little or no collection experience or portfolios of receivables in new geographies where we do not historically maintain an operational footprint. While we typically look to mitigate risks from this approach, including by partnering with an operator with the requisite experience and the right alignment, or by limiting purchases made without strong historical experience to a relatively small proportion of our annual deployments, our lack of experience in new asset classes or geographies may negatively impact our ability to generate our expected level of profits from these portfolios. Further, our existing methods of collections may prove less effective than we expect for these new receivables, which may have an adverse effect on our business, financial condition and results of operations.
Compliance with complex and evolving international and U.S. laws and regulations that apply to our international operations could increase our cost of doing business in international jurisdictions.
We operate on a global basis with offices and activities in a number of jurisdictions throughout the United States, Canada, the United Kingdom and Latin America. We face increased exposure to risks inherent in conducting business internationally, including compliance with complex international and U.S. laws and regulations that apply to our international operations, which could increase our cost of doing business in international jurisdictions. These laws and regulations include those related to taxation and anti-corruption laws such as the FCPA and the U.K. Bribery Act, and economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions authorities. Given the complexity of these laws, there is a risk that we may inadvertently breach certain provisions of these laws, such as through the negligent behavior of an employee or our failure to comply with certain formal documentation requirements. Violations of these laws and regulations by us, any of our employees or our third-party vendors, either inadvertently or intentionally, could result in fines and penalties, criminal sanctions, restrictions on our operations and ability to offer our products and services in one or more countries. Violations of these laws could also adversely affect our business, brand, international expansion efforts, ability to attract and retain employees and results of operations.
Additionally, pending international regulations, such as the EU Directive (2021/2167) on Credit Servicers and Credit Purchasers, could adversely affect our operations in Europe. The Organization for Economic Co-operation and Development (“OECD”) recently issued Pillar Two model rules with the aim of ensuring that multinational enterprises pay a 15% effective tax rate in each jurisdiction. The European Union adopted the OECD Pillar Two Directive effective January 1, 2024. We are monitoring the enactment of Pillar Two legislation in EU countries and elsewhere (including Canada, which similarly enacted its Pillar Two legislation effective January 1, 2024) to determine the potential impact on our financial results as well as monitoring U.S. amendments to the U.S. global intangible low-tax income rules to determine any potential impact on our financial results and our U.S. and international exposure related to income taxes.

Evolving regulation, particularly in Latin America, where the regulatory environment is less restrictive with respect to the use of certain new technologies and where we test new collection capabilities before broader adoption across our business, could adversely affect our business, financial condition and results of operations.
Our operations in Latin America are subject to various laws and regulations that govern debt collection practices. Currently, these jurisdictions have regulatory environments that are less restrictive with respect to the use of certain new technologies compared to other regions where we operate. This regulatory landscape currently allows us to develop and test innovative collection capabilities, including the use of artificial intelligence (“AI”). We can then introduce in other jurisdictions collection capabilities found to be effective.
There is a risk that regulatory regimes in Latin America may change in the future and impose greater restrictions on the use of new technologies, including through increased restrictions on debt collection practices and enhanced consumer protection laws. If such changes were to occur, they could require us to modify our business practices, incur additional compliance costs, or limit our ability to operate as effectively across jurisdictions.
Risks Related to Government Regulation and Litigation
Our ability to collect and enforce our nonperforming and performing loans may be limited under federal, state and international laws, regulations and policies.
Our operations are subject to licensing and regulation by governmental and regulatory bodies in the many jurisdictions in which we operate. U.S. federal, state and local laws and regulations, and the laws and regulations of the international countries in which we operate, may limit our ability to collect on and enforce our rights with respect to our nonperforming and performing loans and may hinder portfolio purchases such as the Conn’s Portfolio Purchase, regardless of any act or omission on our part. Some laws and regulations applicable to credit issuers may preclude us from collecting on nonperforming and performing loans we acquire if the credit issuer previously failed to comply with applicable laws in generating or servicing those receivables. Collection laws and regulations also directly apply to our business. Such laws and regulations are extensive and subject to change. A variety of state, federal and international laws and regulations govern the collection, use, retention, transmission, sharing and security of consumer data. Consumer protection and privacy protection laws, changes in the ways that existing rules or laws are interpreted or enforced and any procedures that may be implemented as a result of regulatory consent orders may adversely affect our ability to collect on our nonperforming loans and adversely affect our business. Our failure to comply with laws or regulations applicable to us could limit our ability to collect on our receivables, which could reduce our profitability and adversely affect our business.
Failure to comply with government regulation of the collections industry could result in penalties, fines, litigation, damage to our reputation or the suspension or termination of our ability to conduct our business.
The collections industry throughout the markets in which we operate is governed by various laws and regulations, many of which require us to be a licensed debt collector. Our industry is also at times investigated by regulators and offices of state attorneys general, and subpoenas and other requests or demands for information may be issued by governmental authorities who are investigating debt collection activities. These investigations may result in enforcement actions, fines and penalties, or the assertion of private claims and lawsuits. If any such investigations result in findings that we or our vendors have failed to comply with applicable laws and regulations, we could be subject to penalties, litigation losses and expenses, damage to our reputation, or the suspension or termination of, or required modification to, our ability to conduct collections, which would adversely affect our business, financial condition and results of operations.
In a number of jurisdictions, we must maintain licenses to purchase or own debt, and/or to perform debt recovery services and must satisfy related bonding requirements. Our failure to comply with existing licensing requirements, changing interpretations of existing requirements, or adoption of new licensing requirements, could restrict our ability to collect in certain jurisdictions, subject us to increased regulation, increase our costs or adversely affect our ability to purchase, own and/or collect our receivables.
Some laws, among other things, also may limit the interest rate and fees that we may impose on consumers, limit the time in which we may file legal actions to enforce consumer accounts and require specific account information for certain collection activities. In addition, local requirements and court rulings in various jurisdictions may affect our ability to collect.

Regulations and statutes applicable to our industry further provide that, in some cases, consumers cannot be held liable for, or their liability may be limited with respect to, charges to their debit or credit card accounts that resulted from unauthorized use of their credit. These laws, among others, may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account.
In the United States and certain other jurisdictions we are subject to laws and regulations that broadly prohibit unfair competition and unfair, deceptive and abusive acts and practices. These consumer-focused regulations impose requirements on the way we operate our business and could restrict our ability to collect in certain jurisdictions, subject us to increased regulation, increase our costs or adversely affect our ability to purchase, own and/or collect our receivables.
If we fail to comply with any applicable laws and regulations discussed above, such failure could result in penalties, litigation losses and expenses, damage to our reputation, or otherwise impact our ability to conduct collections efforts, which could adversely affect our business, financial condition and results of operations.
Investigations, reviews or enforcement actions by governmental authorities may result in changes to our business practices; negatively impact our deployment volume; make collection of receivables more difficult; or expose us to the risk of fines, penalties, restitution payments and litigation.
Our debt collection activities and business practices are subject to review from time to time by various governmental authorities and regulators, including the CFPB, which may commence investigations, reviews or enforcement actions targeted at businesses in the financial services industry. These investigations or reviews may involve individual consumer complaints or our debt collection policies and practices generally. Such investigations or reviews could lead to assertions by governmental authorities that we are not complying with applicable laws or regulations. In such circumstances, authorities may request or seek to impose a range of remedies that could involve potential compensatory or punitive damage claims, fines, restitution payments, sanctions or injunctive relief, that if agreed to or granted, could require us to make payments or incur other expenditures. The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), recover costs, and impose monetary penalties (ranging from $5,000 per day to over $1 million per day, depending on the nature and gravity of the violation). In addition, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented thereunder, the Dodd-Frank Act empowers state attorneys general and other state regulators to bring civil actions to remedy violations under state law. Governmental authorities could also request or seek to require us to cease certain practices or institute new practices. Negative publicity relating to investigations or proceedings brought by governmental authorities could have an adverse impact on our reputation, harm our ability to conduct business with industry participants, and result in financial institutions reducing or eliminating sales of receivables portfolios to us. Moreover, changing or modifying our internal policies or procedures, responding to governmental inquiries and investigations and defending lawsuits or other proceedings could require significant efforts on the part of management and result in increased costs to our business. In addition, such efforts could divert management’s full attention from our business operations. All of these factors could have an adverse effect on our business, financial condition and results of operations.
Changes in tax provisions or exposures to additional tax liabilities could have an adverse tax effect on our financial condition.
Our tax filings are subject to audit by domestic and international tax authorities. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which could be significant to our financial condition or results of operations. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may adversely or beneficially affect our financial results in the period(s) for which such determination is made.
Risks Related to Information Technology, Cybersecurity and Intellectual Property
The regulation of data privacy in the United States and globally, or an inability to effectively manage our data governance structures, could have an adverse effect on our business, financial condition and results of operations by increasing our compliance costs or decreasing our competitiveness.
A variety of jurisdictions in which we operate have laws and regulations concerning, privacy, cybersecurity, and the protection of personal data, including the EU GDPR, the U.K. GDPR, the U.S. GLBA, and the California

Consumer Privacy Act of 2018, each as defined herein. These laws and regulations create certain privacy rights for individuals and impose prescriptive operational requirements for covered businesses relating to the processing and protection of personal data and may also impose substantial penalties for non-compliance.
In addition, laws and regulations relating to privacy, cybersecurity and data protection are quickly evolving, and any such proposed or new legal frameworks could significantly impact our operations, financial performance and business. The application and enforcement of these evolving legal requirements is uncertain and may require us to further change or update our information practices, and could impose additional compliance costs and regulatory scrutiny. If we fail to effectively implement and maintain data governance structures across our business, or to effectively interpret and utilize such data, our operations could be exposed to additional adverse impacts, and we could be at a competitive disadvantage.
We may incur significant costs complying with legal obligations and inquiries, investigations or any other government actions related to privacy, cybersecurity, and data protection. Such legal requirements and government actions also may impede our development of new products, services, or businesses, make existing products, services, or businesses unprofitable, increase our operating costs, require substantial management resources, result in adverse publicity and subject us to remedies that harm our business or profitability, including penalties or orders that we may change or terminate current business practices. Our insurance policies may be insufficient to insure us against such risks, and future escalations in premiums and deductibles under these policies may render them uneconomical.
We are dependent on our data gathering systems and proprietary consumer profiles, and if access to such data was lost or became public, our business could be materially and adversely affected.
Our models and consumer databases provide information that is critical to our business. We rely on data provided to us by multiple credit reference agencies, our servicing partners and other sources in order to operate our systems, develop our proprietary consumer profiles and run our business generally. If these credit reference agencies were to terminate their agreements or stop providing us with data for any reason, for example, due to a change in governmental regulation, or if they were to considerably raise the price of their services, our business could be materially and adversely affected. Also, if any of the proprietary information or data that we use became public, for example, due to a change in government regulations, we could lose a significant competitive advantage and our business could be negatively impacted.
If we become unable to continue to acquire or use information and data in the manner in which it is currently acquired and used, or if we were prohibited from accessing or aggregating the data in these systems or profiles for any reason, we may lose a significant competitive advantage, in particular if our competitors continue to be able to acquire and use such data, and our business could be materially and adversely affected.
A cybersecurity incident could damage our reputation and adversely impact our business and financial results.
Our business is highly dependent on our ability to process and monitor a large number of transactions across markets and in multiple currencies. We rely on information technology systems to conduct our business, including systems developed and administered by third parties. Many of these systems contain sensitive and confidential information, including personal data, our trade secrets and proprietary business information, and information and materials owned by or pertaining to our customers, vendors and business partners. The secure maintenance of this information, and the information technology systems on which they reside, is critical to our business strategy as well as our operations and financial performance. As we expand geographically, and our reliance on information technology systems increases, maintaining the security of such systems and our data becomes more significant and challenging.
Although we take a number of steps to protect our information technology systems, the attacks that companies have experienced have increased in number, sophistication and complexity over the past few years, including threats from the malicious use of new AI tools.
Accordingly, we may suffer data security incidents or other cybersecurity incidents, which could compromise our systems and networks, creating system disruptions and exploiting vulnerabilities in our products and services. Any such breach or other incident also could result in the personal data or other confidential or proprietary information stored on our systems and networks, or our vendors’ systems and networks, being improperly accessed, acquired or modified, publicly disclosed, lost, or stolen, which could subject us to liability to our customers, vendors, business partners and others. We seek to detect and investigate such incidents and to prevent their recurrence where practicable through preventive and remedial measures, but such measures may not be successful.
Should a cybersecurity incident occur, we may be required to expend significant resources to notify affected parties, modify our protective measures or investigate and remediate vulnerabilities or other exposures. In addition, our remediation efforts may not be successful. Further, such cybersecurity events could cause reputational damage and subject us to fines, penalties, litigation costs and settlements and financial losses that may not be fully covered by our cybersecurity insurance. To date, disruptions to our information technology systems, due to outages, security breaches or other causes, including cybersecurity incidents have not had a material impact on our business. However, any such disruption could have significant consequences for our business, including financial loss and reputational damage.
The underperformance or failure of our information technology infrastructure, networks or communication systems could result in a loss in productivity, loss of competitive advantage and business disruption.
We depend on effective information and communication systems to operate our business. We have also acquired and expect to acquire additional systems as a result of business acquisitions. Significant resources are required to maintain or enhance our existing information and telephone systems and to replace obsolete systems. Although we periodically upgrade, streamline, and integrate our systems and have invested in strategies to prevent a failure, our systems are susceptible to outages due to natural disasters, power loss, computer viruses, security breaches, hardware or software vulnerabilities, disruptions, and similar events. Failure to adequately implement or maintain effective and efficient information systems with sufficiently advanced technological capabilities, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could cause us to lose our competitive advantage, divert management’s time, result in a loss of productivity or disrupt business operations, which could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to adequately protect the intellectual property rights upon which we rely and, as a result, any lack of protection may diminish our competitive advantage.
We rely on proprietary software programs and valuation and collection processes and techniques, and we believe that these assets provide us with a competitive advantage. We consider our proprietary software, processes, and techniques to be trade secrets, but they are not protected by patent or registered copyright. We may not be able to protect our technology and data resources adequately, which may diminish our competitive advantage, which may, in turn, adversely affect our business, financial condition and results of operations.
We may be subject to intellectual property rights claims by third parties, which may be costly to defend and could require us to pay significant damages.
We cannot be certain that the operation of our business does not, or will not, infringe or otherwise violate the intellectual property rights of third parties. We may in the future be subject, to legal proceedings and claims alleging that we infringe or otherwise violate the intellectual property rights of third parties. We may not be aware if we are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and third parties may bring claims alleging such infringement, misappropriation or violation. Moreover, the law continues to evolve and be applied and interpreted by courts in novel ways that we may not be able to adequately anticipate, and such changes may subject us to additional claims and liabilities. In addition, certain companies and rights holders seek to enforce and monetize intellectual property rights they own, have purchased, or otherwise obtained and many potential litigants have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. We may not be able to defend ourselves effectively against such intellectual property rights claims and could be forced to incur significant defense costs and pay significant damages, which, in turn, could adversely affect our business, financial condition and results of operations.
Risks Related to Our Financial Condition and Indebtedness
We expect to use leverage in executing our business strategy, which may have adverse consequences.
We may incur a substantial amount of debt in the future. As of December 31, 2024, we had total consolidated indebtedness of $      million, including $300.0 million outstanding principal amount of the 2026 Notes (as defined herein) and $400.0 million outstanding principal amount of the 2029 Notes (as defined

herein). As of December 31, 2024, the amount available to be borrowed under the Revolving Credit Facility was $      million, all of which if borrowed would be secured. Our management team considers a number of factors when evaluating our level of indebtedness and when making decisions about incurring any new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of our assets and the ability of particular assets and the Company as a whole, to generate cash flow to cover the expected debt service.
Incurring a substantial amount of debt could have important consequences for our business, including:
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making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

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increasing our vulnerability to adverse economic or industry conditions;

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limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is constrained;

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requiring a substantial portion of our cash flows from operations and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions and general corporate requirements;

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increasing the amount of interest expense because the indebtedness under our Revolving Credit Facility bears interest at floating rates, which, if interest rates increase, will result in higher interest expense;

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limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

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placing us at a competitive disadvantage compared to less leveraged competitors.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings, under credit facilities or otherwise, in an amount sufficient to enable us to repay our indebtedness, or fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, at or before its scheduled maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. Our ability to access additional future borrowings could be negatively impacted as a result of the impact of disease outbreaks, the possibility of a recession and the impacts from the wars in Ukraine and in the Middle East on the global debt and capital markets.
We may not be able to generate sufficient cash flow or complete alternative financing plans, including raising additional capital, to meet our debt service obligations.
Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our current and future financial performance, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In the future, we may fail to generate sufficient cash flow from the collection of nonperforming loans to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our collections do not reach expected levels, we have to incur unforeseen expenses, we invest in acquisitions or make other investments that we believe will benefit our competitive position. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition or results of operations and may delay or prevent the expansion of our business.
The agreements governing our indebtedness include provisions that may restrict our financial and business operations.
Our Revolving Credit Facility, the indentures governing our 2026 Notes and 2029 Notes (each as defined herein, and together, the “Senior Notes”) and our other indebtedness contain financial and other restrictive covenants, including restrictions on certain types of transactions and our ability to pay dividends to our stockholders. These restrictions may interfere with our ability to engage in other necessary or desirable business activities, which could materially affect our business, financial condition and results of operations.
Failure to satisfy any one of these covenants could result in negative consequences, including the following:
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acceleration of outstanding indebtedness;

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exercise by our lenders of rights with respect to the collateral pledged under certain of our outstanding indebtedness;

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our inability to continue to purchase nonperforming loans needed to operate our business; or

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our inability to secure alternative financing on favorable terms, if at all.

If we are unable to retain, renegotiate, expand or replace the Revolving Credit Facility, including as a result of failure to satisfy the restrictive covenants contained in them, our liquidity and business operations could be impacted negatively.
Adverse changes in our credit ratings could have a negative impact on our business, financial condition and results of operations.
Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of our industry and the impact of regulation, as well as changes in our financial performance and unfavorable conditions in the capital markets, could result in credit agencies reexamining and downgrading our credit ratings. A downgrade in our credit ratings may restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs, which could adversely affect our business, financial condition and results of operations.
Risks Related to This Offering and Ownership of Our Common Stock
The JCF Stockholders control us, and their interests may conflict with ours or yours in the future, including with respect to matters that involve corporate opportunities.
Immediately following this offering, the JCF Stockholders will together control approximately    % of the voting power for our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders). As such, the JCF Stockholders will control the vote of all matters submitted to a vote of our stockholders, which will enable them to control the election of the members of the board of directors and all other corporate decisions. Even when the JCF Stockholders cease to own shares of our stock representing a majority of the total voting power, for so long as the JCF Stockholders continue to own a significant percentage of our stock, the JCF Stockholders will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the JCF Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the JCF Stockholders continue to own a significant percentage of our stock, the JCF Stockholders will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.
In addition, our amended and restated certificate of incorporation will provide that the JCF Stockholders will have the right to designate      nominees for election to our board of directors immediately following this offering, which number shall decline in the future in proportion to any declines in the JCF Stockholders’

ownership in us. See the section titled “Description of Capital Stock — Anti-Takeover Provisions — Director Nomination Rights” for more information.
The JCF Stockholders and their affiliates engage in a broad spectrum of activities, including investments in the financial services industry generally. In the ordinary course of their business activities, the JCF Stockholders and their affiliates may engage in activities where their interests conflict with our interests or those of our stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are customers of ours. Although the “corporate opportunities doctrine” provides that directors and officers of a corporation, as part of their duty of loyalty to the corporation and its shareholders, generally have a fiduciary duty to disclose opportunities to the corporation that are related to its business and are prohibited from pursuing those opportunities unless the corporation determines that it is not going to pursue them, our amended and restated certificate of incorporation that will be effective in connection with the completion of this offering will waive the corporate opportunities doctrine. Specifically, our amended and restated certificate of incorporation that will be effective in connection with the completion of this offering will provide that none of the JCF Stockholders, any of their affiliates or any director affiliated with the JCF Stockholders who is not employed by us (including any such non-employee director who serves as one of our officers in both his director and officer capacities) will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The JCF Stockholders and their affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, if the JCF Stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for us, such person will have no duty to communicate or offer such transaction or business opportunity to us and they may take any such opportunity for themselves or offer it to another person or entity. The JCF Stockholders and their affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. See the sections entitled “Description of Capital Stock — Conflicts of Interest; Corporate Opportunities.”
An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.
Prior to this offering, there was no public market for our common stock. Although we intend to apply to have our common stock listed on the      under the symbol “JCAP,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us, the underwriters and the selling stockholders and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our stock price may change significantly following the offering and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
The initial public offering price for our common stock was determined by negotiations between us and the underwriters. Our operating results and the trading price of our common stock may fluctuate and you may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:
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market conditions in our industry or the broader stock market;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new solutions or services by us or our competitors;

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issuance of new or changed securities analysts’ reports or recommendations; sales, or anticipated sales, of large blocks of our stock;

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additions or departures of key personnel;

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regulatory or political developments;

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litigation and governmental investigations;

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changing economic conditions;

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investors’ perception of us;

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events beyond our control such as weather and war; and

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any default on our indebtedness.

In particular, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. Such sales could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding      shares of common stock. The shares that are not being sold in this offering will be subject to a     -day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be transferred after the expiration of the lock-up agreements, upon the waiver of such lock-up agreement by, or in accordance with the exceptions to the lock-up described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus. We also intend to file a Form S-8 under the Securities Act of 1933 to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the “Underwriting” section of this prospectus. In addition, the JCF Stockholders, who will hold approximately    % of our outstanding common stock upon the completion of this offering, will have demand registration rights to require us to file registration statements in connection with future sales of their shares, and the holders of approximately    % of our outstanding common stock upon the completion of this offering, will have rights to require us to include their shares in registration statements that we may file for ourself or other stockholders. See “Certain Relationships and Related Person Transactions — Registration Rights Agreement.” Future sales by these stockholders could be significant. As restrictions on resale end, the market price of our stock could decline if the holders of shares that will be subject to lock-up agreements sell them or are perceived by the market as intending to sell them.
If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of our common stock in this offering will have contributed    % of the aggregate price paid by all purchasers of our common stock but will own only approximately    % of our common stock outstanding after this offering. See the section titled “Dilution” for more detail.

There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.
We currently intend to pay quarterly cash dividends beginning in the      quarter of 2025 and also may consider share repurchase programs in the future to supplement our dividend policy. Our intent to pay quarterly dividends and potentially repurchase our shares is subject to capital availability and periodic determinations by our board of directors that such actions are in the best interest of our stockholders. Future dividends and share repurchases may be affected by, among other factors that our board of directors may deem relevant, our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law and general business conditions. Our policies regarding dividend payments and share repurchases may change from time to time, and there can be no assurance that we will pay any dividends to holders of our common stock or repurchase any shares of our common stock, or as to the amount of any such dividends or repurchases. Therefore, any return on investment in our common stock may depend solely upon the appreciation of the price of our common stock on the open market, which may not occur. Additionally, any reduction or suspension in our dividend payments could have a negative effect on our stock price. See the section titled “Dividend Policy” for more detail.
We expect to be a “controlled company” within the meaning of the corporate governance rules of the      and, as a result, we qualify for exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.
Immediately following this offering, we expect that the JCF Stockholders will together control a majority of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of the      . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:
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we have a board that is composed of a majority of “independent directors” as defined under the rules of such exchange; and

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we have a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors.

These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the compensation committee and the nominating and corporate governance committee, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.
If we utilize the “controlled company exemption,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the      . See the section titled “Management — Controlled Company Status.”
We are an emerging growth company and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the earliest of:
▪
the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of common stock;

▪
the last day of our fiscal year in which we have an annual gross revenue of $1.235 billion or more; the date on which we have, during the previous three-year period, issued more than $1 billion in nonconvertible debt; and

▪
the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (i) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (ii) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (iii) have filed at least one annual report pursuant to the Exchange Act.

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and may also avail ourselves of the reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders is different than the information that is available with respect to other public companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.
The JOBS Act also permits an emerging growth company like us to avail ourselves of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of the      and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.
In addition, changing laws, regulations and standards relating to corporate governance, ESG-related matters and general public disclosure are creating uncertainty for public companies around public company standards, increasing legal and financial compliance costs and making certain activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.
General Risk Factors
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
Additionally, if one or more material weaknesses in our internal control over financial reporting are identified in future periods, our management would be required to devote significant time and incur significant expense to remediate any such material weaknesses and may not be able to remediate any such material weaknesses in a timely manner. Any such material weaknesses in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.
The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.
We have reserved approximately      shares of our common stock for future equity grants under the 2025 Plan. We may issue additional restricted securities or register additional shares of our common stock under the

Securities Act, as amended (the “Securities Act”), in the future. The issuance of a significant number of shares of our common stock upon the exercise of stock options or the availability for sale, or sale, of a substantial number of the shares of common stock eligible for future sale under effective registration statements, under Rule 144 or otherwise, could adversely affect the market price of our common stock.
The value of our common stock may be materially adversely affected by additional issuances of common stock by us.
Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.
Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of our common stock. These provisions include, among others:
▪
our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

▪
no cumulative voting in the election of directors, which prevents the minority stockholders from electing director candidates;

▪
the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

▪
from and after such time as the JCF Stockholders and their affiliates cease to own (directly or indirectly) at least    % of the shares of our outstanding common stock (the “Trigger Date”), actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

▪
from and after the Trigger Date, special meetings of our stockholders can be called only by the board of directors, the Chairman of the board of directors, our chief executive officer, our president or other officer selected by a majority of our directors;

▪
advance notice procedures that stockholders, other than the JCF Stockholders prior to the Trigger Date, must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

▪
from and after the Trigger Date, a    % stockholder vote is required for removal of a director and a director may only be removed for cause, and a    % stockholder vote is required for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws;

▪
the JCF Stockholders will have the right to designate nominees for election to our board of directors for so long as the JCF Stockholders beneficially own, in the aggregate,    % or more of the aggregate number of shares of voting stock that they own as of the completion of this offering; and

▪
our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

Certain anti-takeover provisions under Delaware law also apply to our company. In general, Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover provision, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder,” or person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in the manner prescribed by the DGCL and Delaware Court of Chancery.
We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain provisions that have generally the same effect as Section 203. Nonetheless, our amended and restated certificate of incorporation will provide that the JCF Stockholders, their respective affiliates and successors, and their respective direct and indirect transferees are not deemed “interested stockholders” for purposes of such provisions and therefore will not be subject to such provisions regardless of the percentage of our voting stock owned by them. See “Description of Capital Stock — Anti-Takeover Provisions — Section 203 of the DGCL.”
Our amended and restated certificate of incorporation and amended and restated bylaws will provide, for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of us, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to us or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, and the rules and regulations promulgated thereunder, including all causes of action asserted against any defendant to such complaint; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.
This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents or stockholders and result in increased costs for investors to bring a claim.
We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.
We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of indebtedness, at the holding company level from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividend distributions or other transfers to us. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “believe,” “could,” “estimates,” “expect,” “forecast,” “intend,” “may,” “plan,” “projects,” “should,” “suggests,” “targets,” “will,” “would” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements are subject to and involve risks, uncertainties and assumptions, and you should not place undue reliance on these forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include:
▪
a deterioration in the economic or inflationary environment in the United States, Canada, the United Kingdom or Latin America, including the interest rate environment;

▪
our ability to replace our portfolios of nonperforming loans with additional portfolios sufficient to operate efficiently and profitably;

▪
our ability to continue to purchase nonperforming loans at appropriate prices;

▪
our ability to collect sufficient amounts on our nonperforming loans to fund our operations;

▪
our ability to collect on our portfolios consisting of new types of receivables or receivables in new geographies where we are less experienced;

▪
the possibility that third parties we rely on to conduct collection and other activities fail to perform their services;

▪
the possibility that we could recognize significant decreases in our estimate of future recoveries on nonperforming loans;

▪
changes in, or interpretations of, federal, state, local, or international laws, including bankruptcy and collection laws, or changes in the administrative practices of various bankruptcy courts, which could negatively impact our business or our ability to collect on nonperforming loans;

▪
goodwill impairment charges that could negatively impact our net income and stockholders’ equity;

▪
our loss contingency accruals may not be adequate to cover actual losses;

▪
our ability to manage risks associated with our international operations;

▪
our ability to collect and enforce our nonperforming loans may be limited under federal, state, and international laws, regulations, and policies;

▪
our ability to comply with existing and new regulations of the collection industry, the failure of which could result in penalties, fines, litigation, damage to our reputation, or the suspension or termination of or required modification to our ability to conduct our business;

▪
adverse outcomes in pending or future litigation or administrative proceedings;

▪
changes in tax laws and interpretations regarding earnings of our domestic and international operations;

▪
the possibility that class action suits and other litigation could divert management’s attention and increase our expenses;

▪
investigations, reviews, or enforcement actions by governmental authorities, including the Consumer Financial Protection Bureau, which could result in changes to our business practices, negatively impact our deployment volume, make collection of account balances more difficult, or expose us to the risk of fines, penalties, restitution payments, and litigation;
▪
the possibility that compliance with complex and evolving international and United States laws and regulations that apply to our international operations could increase our cost of doing business in international jurisdictions;

▪
our ability to comply with data privacy regulations such as the General Data Protection Regulation;

▪
our ability to retain, expand, renegotiate or replace our credit facility and our ability to comply with the covenants under our financing arrangements;

▪
our ability to refinance our indebtedness;

▪
our ability to service our outstanding indebtedness;

▪
changes in interest or exchange rates, which could reduce our net income, and the possibility that future hedging strategies may not be successful;

▪
the possibility that we could incur business or technology disruptions or cybersecurity incidents;

▪
disruptions of business operations caused by the underperformance or failure of information technology infrastructure, networks or telephone systems; and

▪
other factors disclosed in this prospectus.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders.
The selling stockholders will receive all of the net proceeds and bear the underwriting discount attributable to their sale of our common stock. However, we will pay certain expenses, other than the underwriting discount, in connection with this offering.

DIVIDEND POLICY
We currently intend to pay quarterly cash dividends of $      per share on our common stock beginning in the         quarter of 2025, representing an initial amount of $      million per quarter, although any declaration of dividends will be at the discretion of our board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by Delaware law, general business conditions and any other factors that our board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.
We also may consider share repurchase programs in the future to supplement our dividend policy. Our board of directors will need to approve any share repurchase program in the future, and it has not approved any such program at this time.
Delaware law requires that dividends be paid only out of “surplus,” which is defined as the fair market value of our net assets, minus our stated capital, or out of the current or the immediately preceding year’s earnings. We are a holding company and have no direct operations. All of our business operations are conducted through our subsidiaries, with substantially all of such business conducted through our wholly owned indirect subsidiary Jefferson Capital Holdings, LLC. Any dividends we pay will depend upon the funds legally available for distribution, including dividends or distributions from our subsidiaries to us. Jefferson Capital Holdings, LLC’s ability to pay dividends or make distributions is limited by the Revolving Credit Facility and the indentures governing the Senior Notes, which may in turn limit our ability to declare and pay dividends on our common stock. Our ability to declare and pay dividends also may be limited by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. Accordingly, you may need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of      , 2024 on:
▪
an actual basis reflecting the financial position of Jefferson Capital Holdings, LLC; and

▪
an as adjusted basis to give effect to the Reorganization and the payment by us of estimated offering expenses of $      related to this offering.

The selling stockholders are selling all of the shares of common stock in this offering. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders.
You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
As of , 2024
	Actual	As Adjusted
(in thousands, except share and per share amounts)
Cash and cash equivalents	$	$
Debt:
Revolving Credit Facility	$	$
2026 Notes
2029 Notes
Total debt
Member’s/stockholders’ equity:
Preferred stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued or outstanding, as adjusted
Common stock, par value $ per share; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted
Additional paid-in capital
Retained earnings			(1)
Accumulated other comprehensive income
Noncontrolling interest
Total member’s/stockholders’ equity
Total capitalization	$	$

(1)
Reflects the charge to recognize the estimated net deferred tax liabilities of approximately $      million arising from the temporary differences between the historical cost basis and tax basis of our assets and liabilities as a result of the change in tax status due to the Reorganization.

The number of shares of our common stock to be outstanding after this offering is based on        shares of our common stock outstanding as of      , 2024 (including      shares subject to time-based vesting), after giving effect to the Reorganization, and excludes:      shares of our common stock reserved for future issuance under the 2025 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any shares that become issuable pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value (deficit) per share attributable to the shares of common stock held by our pre-IPO equity holders.
After giving effect to the Reorganization and the payment by us of estimated offering expenses of $      related to this offering, our as adjusted net tangible book value as of         , 2024 was $      million, or $      per share. As adjusted net tangible book value per share represents the book value of our tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding, after giving effect to the foregoing adjustments.
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. The sale by the selling stockholders of shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, represents net tangible book value dilution to new investors of $      per share.
The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2024	$
Dilution per share to new investors purchasing common stock in this offering		$

The following table summarizes, as of       , 2024, after giving effective to the adjustments described above, the average price per share paid by existing stockholders and the price per share to be paid by the new investors in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share higher than our existing stockholders paid. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100.0%	$	100.0%	$

If the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders, our existing stockholders would own    % and our new investors would own    % of the total number of shares of our common stock outstanding upon completion of this offering.
In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

THE REORGANIZATION
Jefferson Capital, Inc., a Delaware corporation, was formed in connection with this offering and is the issuer of the common stock offered by this prospectus. Prior to this offering, our business operations have generally been conducted through Jefferson Capital Holdings, LLC and its subsidiaries. JCAP TopCo, LLC is a holding company and the direct parent of Jefferson Capital Holdings, LLC. JCAP TopCo, LLC is currently owned by (i) entities affiliated with J.C. Flowers, (ii) members of Management Invest LLC and (iii) former equity holders of Canaccede. The following chart provides a simplified overview of our existing structure. The chart is provided for illustrative purposes only and does not represent all legal entities affiliated with us, or our obligations.

(1)
Issuer of the 2026 Notes and 2029 Notes.

(2)
CL Holdings, LLC, Jefferson Capital Systems, LLC, JC International Acquisition, LLC and CFG Canada Funding, LLC, four of our operating subsidiaries, are the Borrowers under the Revolving Credit Facility. For further information, see “Description of Certain Indebtedness — Revolving Credit Facility.”

Following a series of transactions that we will engage in immediately prior to the completion of this offering, which we refer to collectively as the “Reorganization,” Jefferson Capital, Inc. will become a holding company with no material assets other than 100% of the equity interests in JCAP TopCo, LLC, which will remain a holding company with no material assets other than 100% of the equity interests in Jefferson Capital Holdings, LLC. Jefferson Capital, Inc. will also succeed to certain NOLs under Section 381 of the Code, as a result of its acquisition in the Reorganization of certain affiliated corporations that held direct or indirect equity interests in JCAP TopCo, LLC. As indirect parent of Jefferson Capital Holdings, LLC following the Reorganization and this offering, Jefferson Capital, Inc. will operate and control all of the business and affairs and consolidate the financial results of Jefferson Capital Holdings, LLC and its subsidiaries.
To effect the Reorganization, the current direct and indirect owners of JCAP TopCo, LLC will, among other things, exchange their direct and indirect interests in JCAP TopCo, LLC for shares of our common stock. As a result of the Reorganization and after giving effect to the completion of this offering:
▪
the investors in this offering will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders);

▪
the JCF Stockholders will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders);

▪
the Management Stockholders will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders); and

▪
the Former Canaccede Stockholders will collectively own    % of the outstanding shares of our common stock (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders).

In each case, the number of shares of common stock that the JCF Stockholders, the Management Stockholders and the Former Canaccede Stockholders will receive pursuant to the Reorganization will be based on the value that such holder would have received under the distribution provisions of the limited liability agreement of JCAP TopCo, LLC, with shares of our common stock valued by reference to      .
Of the      shares of common stock to be issued to the Management Stockholders in the Reorganization,       shares will be issued in respect of Class B Units of Management Invest LLC (which correspond to Class B Units of JCAP TopCo, LLC) that remain subject to certain vesting conditions specified in individual award agreements. These shares will be issued as restricted stock with time-based vesting provisions. If the vesting conditions of the restricted stock are not satisfied, such restricted stock will be forfeited and canceled. See “The Reorganization” and “Executive Compensation — Equity Plans.”
The following chart illustrates our simplified structure following the Reorganization and this offering, assuming an initial public offering price of $      per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. The chart is provided for illustrative purposes only and does not represent all legal entities affiliated with us, or our obligations.

(1)
Issuer of the 2026 Notes and 2029 Notes.

(2)
CL Holdings, LLC, Jefferson Capital Systems, LLC, JC International Acquisition, LLC and CFG Canada Funding, LLC, four of our operating subsidiaries, are the Borrowers under the Revolving Credit Facility. For further information, see “Description of Certain Indebtedness — Revolving Credit Facility.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Overview
We provide debt recovery solutions and other related services across a broad range of consumer receivables, including credit card, secured and unsecured automotive, telecom and utilities, and other receivables. We primarily purchase portfolios of previously charged-off consumer receivables at deep discounts to face value and manage them by working with individuals as they repay their obligations and work toward financial recovery. Previously charged-off receivables include receivables subject to bankruptcy proceedings. We also provide debt servicing and other portfolio management services to credit originators for nonperforming loans. In addition, through our credit card acquisition programs, we earn credit card revenue. All deployments are made from independent third parties.
We operate and manage our business through four reportable segments that are based on geography: United States, United Kingdom, Canada and Latin America. We also have the following two primary lines of business:
▪
Distressed, our largest line of business, represents the purchase, collection and servicing collection of nonperforming consumer loans; and

▪
Insolvency, which consists of the purchasing and/or servicing of financial assets of consumers who have entered bankruptcy through Chapter 7 or 13 in the United States, consumer proposal, credit counseling, or bankruptcy in Canada and the United Kingdom.

We are headquartered in Minneapolis, Minnesota, and as of December 31, 2024, with           FTE (including our Mumbai co-sourced operation).
Our Business Model
Portfolio Purchasing
We purchase portfolios of nonperforming loans, and occasionally those that are semi-performing and performing, through either single portfolio transactions, referred to as spot sales, or through the pre-arranged purchase of multiple portfolios at regular intervals, referred to as forward flow sales. Under a forward flow contract, we agree to purchase statistically similar nonperforming loan portfolios from credit grantors on a periodic basis at a negotiated price over a specified time period, generally from six months to a year.
We purchase portfolios of nonperforming loans from credit grantors through auctions and negotiated sales. In an auction process, the seller will assemble a portfolio of nonperforming loans and will seek purchase prices from specifically invited potential purchasers. In a privately negotiated sale process, the seller will contact one or more purchasers directly, receive a bid, and negotiate the terms of sale. In either case, invited purchasers will typically have already successfully completed a qualification process and due diligence examination that includes the seller’s review of the purchaser’s experience, financial standing, operating procedures, business practices, and compliance oversight.
We purchase receivables based on robust, account-level valuation methods and employ proprietary statistical and behavioral models across our operations. These methods and models allow us to value portfolios accurately (and limit the risk of overpaying), avoid buying portfolios that are incompatible with our methods or strategies, and align the accounts we purchase with our business and collection channels to maximize future collections. As a result, we have been able to realize attractive returns from the receivables we acquire. We maintain strong relationships with many of the largest financial service providers in the United States, Canada, United Kingdom and Latin America.

Deployments and Collections
Creditors sell their volume in a mix of forward flow arrangements and competitive bid transactions.
Credit grantors decreased portfolio sales at the beginning of the COVID-19 pandemic in order to focus on customers’ needs and given government stimulus programs generating increased collections. Post-pandemic, we have seen a normalization of sales activity. However, sales levels are expected to fluctuate from quarter to quarter with portfolio pricing remaining competitive.
We believe that smaller competitors continue to face difficulties in the portfolio purchasing market because of the high cost to operate due to regulatory pressure, issuers’ selectiveness with buyers and lack of consistent access to capital. We believe these operational costs favor larger participants, such as us, because the larger market participants are better able to adapt to these pressures and commit to larger purchases and forward flow agreements.
Deployments
Our deployments are a mix of spot sales and forward flow agreements. The timing, contract duration and volumes for each contract can fluctuate leading to variation when compared to prior periods. In addition, deployments were previously negatively impacted by COVID-19 as sellers deferred their nonperforming loan portfolio sales, and government stimulus resulted in fewer nonperforming loans to sell.
The average purchase price, as a percentage of face value, varies from period to period depending on, among other factors, the type and quality of the accounts purchased and the length of time from charge-off to the time we purchase the portfolios. For example, the average purchase price as a percentage of face value is higher for newly charged-off portfolios as compared to more seasoned portfolios because newly charged-off portfolios generally have higher liquidation rates. Similarly, portfolios consisting of paying accounts tend to have a higher purchase price relative to face value than non-paying accounts due to the higher expectations for collections, as well as lower anticipated collection costs. As a result, in periods that we purchase a higher percentage of newly charged-off assets or paying portfolios, we expect that our purchase price as a percentage of face value would be higher than would be in periods where a higher ratio of seasoned paper or non-paying portfolios were purchased. The average purchase price, as a percentage of face value slightly           during the year ended December 31, 2024, as compared to the prior year periods, primarily related to portfolio mix.
Collections
We have two primary types of collection channels for the collection of our purchased receivables, legal and voluntary. The legal collection channel consists of collections that result from our internal legal channel or from our network of retained law firms. The voluntary collection channel utilizes call centers (domestic and offshore) and collection agencies. The call center collections include collections that result from our call centers, direct mail programs and digital collections. The collection agencies collections consist of collections from third-party collection agencies that we utilize when we believe they can liquidate better or less expensively than we can.
Key Business Metrics and Non-GAAP Financial Measures
We regularly review net operating income and net income along with a number of key business metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections and make business decisions. Although we believe the key business metrics and non-GAAP financial measures we review are useful, they have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our financial results prepared in accordance with GAAP.
Key Business Metrics
Estimated Remaining Collections
We define ERC as the undiscounted sum of all future projected collections on our owned finance receivables portfolios. We calculate ERC using data derived from our databases of owned and serviced debt portfolio in the markets in which we operate and from our proprietary behavioral and asset valuation models. References to our ERC in this prospectus are references to gross ERC (which includes estimated collections in respect of the current charge-off balance). We believe that our ERC estimation represents an important supplemental measure to compare our cash generating capacity with other companies in the debt collection industry, even though we can provide no assurance that we will achieve such collections within a specified time period, or at all.
The following table summarizes the total ERC by geographic area, or segment, during the periods presented:
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
United States	$	$1,478.7	$	%
Canada		180.0		%
United Kingdom		113.2		%
Latin America		152.2		%
Total ERC	$	$1,924.1	$	%

ERC in our United States reportable segment included           from the Conn’s Portfolio Purchase.
Deployments
Deployments refers to portfolios purchases in the ordinary course. We believe deployments represent an important measure of our investment activity. Deployments are a key driver of the growth of our ERC and a measure to compare growth in our business with the growth of other companies in the debt collection industry.
The following tables summarize the total deployments or purchases by geographic area, or reportable segments, during the periods presented:
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
United States	$	$404.3	$	%
Canada		57.2		%
United Kingdom		26.7		%
Latin America		42.7		%
Total Deployments	$	$530.9	$	%

During the year ended December 31, 2024, we invested $      million to acquire receivable portfolios, with face values aggregating $      million, for an average purchase price of    % of face value. The amount invested in receivable portfolios increased $      million, or    %, compared with the $530.9 million invested during the year ended December 31, 2023, to acquire receivable portfolios with face values aggregating $14,828.5 million, for an average purchase price of 3.6% of face value. Deployments in our United States reportable segment included           from the Conn’s Portfolio Purchase. For more information on the Deployments see “— Our Business Model — Deployments and Collections — Deployments.”
Collections
The following tables summarize the total collections by geographic area, or reportable segment, during the periods presented:
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
United States	$	$284.6	$	%
Canada		82.2		%

	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
United Kingdom		32.3		%
Latin America		31.9		%
Total Collections	$	$431.0	$	%

Collections from purchased receivables increased by $      million or    % to $      million during the year ended December 31, 2024, from $431.0 million during the year ended December 31, 2023. The increase in collections from purchased receivables compared to the year ended December 31, 2023, was primarily a result of increased purchases during the period. Collections in our United States reportable segment included           from the Conn’s Portfolio Purchase, which are consolidated from September 2024, when the economics of the portfolio transferred to us. For more information on the Deployments see “— Our Business Model — Deployments and Collections — Collections.”
Non-GAAP Financial Measures
Adjusted Net Income
Adjusted net income is calculated as net income, adjusted to exclude (i) net income attributable to noncontrolling interest; (ii) foreign exchange and other income (expense); (iii) stock-based compensation; and (iv) merger and acquisition and other one-time costs. Adjusted net income is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We present adjusted net income because we consider it an important supplemental measure of our operations and financial performance. Our management believes adjusted net income helps us provide enhanced period-to-period comparability of operations and financial performance and is useful to investors as other companies in our industry report similar financial measures. Adjusted net income should not be considered as an alternative to net income determined in accordance with GAAP.
Some of the limitations related to the use of adjusted net income as an analytical tool include:
▪
adjusted net income does not reflect our future requirements for capital expenditures or contractual commitments;

▪
adjusted net income does not reflect changes in, or cash requirements for, our working capital needs; and

▪
other companies in our industry may calculate adjusted net income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted net income should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.
Set forth below is a reconciliation of adjusted net income to net income, the most directly comparable financial measure calculated and reported in accordance with GAAP.
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Net income	$	$111.5	$	%
Net income attributable to noncontrolling interest		—		%
Foreign exchange and other income (expense)		(4.6)		%
Stock-based compensation		1.0		%
Merger and acquisition and other one-time expenses(1)		0.7		%
Adjusted net income	$	$108.6	$	%

(1)
Includes acquisition fees and expenses and one-time corporate legal expenses.

Adjusted EBITDA
Adjusted EBITDA is calculated as net income, adjusted to exclude (i) net income attributable to noncontrolling interest; (ii) interest expense; (iii) foreign exchange and other income (expense); (iv) provision for income taxes; (v) depreciation and amortization; (vi) stock-based compensation, and (vii) merger and acquisition and other one-time expenses. Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, GAAP. We present adjusted EBITDA because we consider it an important supplemental measure of our operations and financial performance. Our management believes adjusted EBITDA helps us provide enhanced period-to-period comparability of operations and financial performance and is useful to investors as other companies in our industry report similar financial measures. Adjusted EBITDA should not be considered as an alternative to net income determined in accordance with GAAP.
Some of the limitations related to the use of adjusted EBITDA as an analytical tool include:
▪
adjusted EBITDA does not reflect our future requirements for capital expenditures or contractual commitments;

▪
adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

▪
adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to make interest or principal payments, on our debts;

▪
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

▪
other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.
Set forth below is a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure calculated and reported in accordance with GAAP.
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Net income	$	$111.5	$	%
Net income attributable to noncontrolling interest		—		%
Interest expense		48.1		%
Foreign exchange and other income (expense)		(4.6)		%
Provision for income taxes		9.1		%
Depreciation and amortization		2.4		%
Stock-based compensation		1.0		%
Merger and acquisition and other one-time costs(1)		0.7		%
Adjusted EBITDA	$	$168.2	$	%

(1)
Includes acquisition fees and expenses and one-time corporate legal expenses.

Components of Results of Operations
Revenue
Our revenue is primarily derived from revenue from previously charged-off receivables, which is revenue recognized from engaging in debt purchasing and recovery activities, and from credit card and servicing revenue streams.

Revenue from Previously Charged-off Receivables
Revenue from previously charged-off receivables consists of two components: (i) revenue from receivables portfolios, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the established pool effective interest rate (“EIR”)), and (ii) changes in recoveries, which includes recoveries above or below forecast (the difference between actual cash collected or recovered during the current period and expected cash recoveries for the current period) and changes in expected future recoveries (the present value change of expected future recoveries, where such change generally results from changes to the expected timing of collections and changes to the total amount of expected future collections).
When we acquire a portfolio, we apply our charge-off policy and fully write off the amortized costs of the individual receivables we acquire immediately after purchasing the portfolio. We then record a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which is presented as “investments in previously charged-off receivables, net” on our consolidated balance sheet. The discount rate is a purchase EIR established based on the purchase price of the portfolio and the expected future cash flows at the time of purchase.
Credit Card Revenue
Credit card revenue consists of interest income, annual fees, late fees, as well as interchange fees, cash advance fees and other miscellaneous items from credit card transactions. Interest income is accrued monthly based on the outstanding receivables and their contractual interest rates.
Servicing Revenue
Servicing revenue consists of the revenue we generate from providing collection services to certain third parties. Generally, we receive a percentage of collections as the fee for services, and in some cases, we receive a fixed fee. Servicing revenue is recognized when the underlying receivables are collected or when a fixed fee service is performed.
Provision for Credit Losses
Provision for credit losses is the allowance we provide for credit losses on loans and fees receivable. We compute the allowance for credit losses on loans and fees receivable at the pool level using a roll-rate methodology and consider a number of factors in the measurement of the allowance, including historical loss rates, current delinquency and roll-rate trends, the effects of changes in the economy, changes in underwriting criteria and estimated recoveries. The allowance is estimated based on amortized cost basis of the loan, including principal, accrued interest receivable, deferred fees and costs. We place receivables on non-accrual at 90 days past due and write off the accrued interest at 180 days past due or sooner if facts and circumstances indicate earlier non-collectability. Expected recoveries are included in the measurement of the allowance for credit losses.
Operating Expenses
Salaries and Benefits Expense
Salaries and benefits expense primarily consists of base salary, commission, bonus expense and healthcare costs. Additionally, it includes 401k match and stock-based compensation expense. We expense all salaries and benefits expense as incurred. While we expect our salaries and benefits expense will increase in absolute dollars as we continue to invest in our growth and operate as a public company (including as a result of increased stock-based compensation), we expect such expense to decline as a percentage of revenue over time as we scale our business and leverage our investments already made.
Servicing Expenses
Servicing expenses primarily consists of collections and customer service expenses associated with previously charged-off receivables, such as the cost of outsourced collections, debtor correspondence and other direct expenses associated with collections and customer service efforts. While we expect our servicing expenses will increase in absolute dollars as our business grows, we expect such expenses will vary from period-to-period as a percentage of revenue for the foreseeable future and decrease as a percentage of revenue over the long term as a result of continued investments to improve the efficiency of our operations and support organization.

Depreciation and Amortization
Depreciation and amortization consists of depreciation of property and equipment and amortization of intangible assets, primarily related to loan costs.
Professional Fees
Professional fees primarily consists of legal and consulting expenses, including annual audit fees and various other outside service fees provided by expert services firms. In addition, it includes legal fees associated with settlements and fees associated with merger and acquisition expenses. It does not include legal fees associated with the collection of a debt, which fees are included in servicing expenses.
We expect to incur additional expenses after we complete this offering, primarily due to the costs of operating as a public company, which are expected to include additional legal, accounting and consulting expenses, among others.
Other Selling, General and Administrative Expenses
Other selling, general and administrative expenses generally consists of rent expense, travel and entertainment expenses, and other general overhead expenses.
Other Income (Expense)
Interest Expense
Interest expense primarily consists of interest expense on our outstanding debt.
Foreign Exchange and Other Income (Expense)
Foreign exchange and other income (expense) consists of foreign currency related realized gains or losses on portfolio purchase transactions.
Results of Operations
The following tables set forth consolidated income statement data expressed in a dollar amount and as a percentage of total revenues for the periods indicated:
	Year Ended December 31,
	2024	2023
	($ in millions)
Revenues:
Revenue from receivable portfolios	$	$306.5	94.9%
Changes in recoveries		(13.0)	(4.0)%
Revenue from previously charged-off receivables	$	$293.6	90.9%
Credit card revenue		8.8	2.7%
Servicing revenue		20.7	6.4%
Total revenues	$	$323.1	100.0%
Provision for credit losses	$	$3.5	1.1%
Operating expenses:
Salaries and benefits	$	$36.5	11.3%
Servicing expenses		101.7	31.5%
Depreciation and amortization		2.4	0.7%
Professional fees		6.8	2.1%
Other selling, general and administrative		8.1	2.5%
Total operating expenses	$	$155.5	48.1%
Net operating income	$	$164.1	50.8%
Other income (expense):
Interest expense	$	$(48.1)	(14.9)%
Foreign exchange and other income (expense)		4.6	1.4%

	Year Ended December 31,
	2024	2023
	($ in millions)
Total other income (expense)		(43.5)	(13.5)%
Income before income taxes	$	$120.6	37.3%
Provision for income taxes		(9.1)	(2.8)%
Net income	$	$111.5	34.5%
Net income attributable to noncontrolling interest		—	—%
Net income attributable to Jefferson Capital Holdings, LLC	$	$111.5	34.5%
Other comprehensive income		8.3	2.6%
Comprehensive income	$	$119.8	37.1%

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023
Revenues
A summary of how our revenues were generated during the years indicated is as follows:
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Collections	$	$431.0	$	%
Principal amortization		(137.4)		%
Revenue from previously charged-off receivables		293.6		%
Credit card revenue		8.8		%
Servicing revenue		20.7		%
Total revenues	$	$323.1	$	%

Total revenues were $      million for the year ended December 31, 2024, an           of $      million, or    %, compared to $323.1 million for the year ended December 31, 2023. The           is primarily a result of increased purchases during the period.
Operating Expenses
Total operating expenses were $      million for the year ended December 31, 2024, an                 of $      million, or    %, compared to $155.5 million for the year ended December 31, 2023.
Salaries and Benefits
Salaries and benefits were $   million for the year ended December 31, 2024, an           of $   million, or    %, compared to $36.5 million for the year ended December 31, 2023. The           is due to           .
Servicing Expenses
Servicing expenses primarily represent third-party collection fees, both third-party law firms and collection agencies. Servicing expenses were $      million for the year ended December 31, 2024, an           of $      million, or    %, compared to $101.7 million for the year ended December 31, 2023. The                 in collection expenses was primarily driven by           .
Depreciation and Amortization
Depreciation and amortization was $      million for the year ended December 31, 2024, a $      million, or    %,           from the $2.4 million for the year ended December 31, 2023.
Professional Fees
Professional fees were $      million for the year ended December 31, 2024, a           of $      million, or    %, compared to $6.8 million for the year ended December 31, 2023. The           was primarily due to           .

Other Selling, General and Administrative Expenses
Other selling, general and administrative expenses generally consist of rent expense, travel and entertainment expenses, and other general overhead expenses. These expenses totaled $      million for the year ended December 31, 2024, a           of $      million or    %, compared to $8.1 million for the year ended December 31, 2023. The           is primarily due to           .
Other Income (Expense)
Interest Expense
Total interest expense was $      million for the year ended December 31, 2024, a           of $      million, or    %, compared to $48.1 million for the year ended December 31, 2023. The           was driven by           , offset by decreased amortization of note payable origination costs of $      million, $      million or    % lower compared to $2.9 million for the year ended December 31, 2023, due to the issuance of the 2029 Senior Notes in the year ended December 31, 2024.
Interest expense consisted of the following for the year ended December 31, 2024 and 2023:
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Interest expense	$	$45.2	$	%
Amortization of note payable origination costs		2.9		%
Total interest expense	$	$48.1	$	%

Provision for Income Tax Expense
We and most of our subsidiaries are limited liability companies and are disregarded for United States federal and state income tax purposes. However, certain of our foreign subsidiaries are required to pay income taxes. Provision for income tax expense was $      million for the year ended December 31, 2024, a           of $      million, or    %, compared to $9.1 million for the year ended December 31, 2023. The           was primarily due to           .
Segment Results of Operations
The following tables set forth consolidated income statement amounts categorized by segment, for the periods indicated:
	Year Ended December 31,
	2024					2023
	($ in millions)
	United States	United Kingdom	Canada	Latin America	Total	United States	United Kingdom	Canada	Latin America	Total
Revenues:
Revenue from previously charged-off receivables	$	$	$	$	$	$207.0	$24.2	$44.9	$17.5	$293.6
Credit card revenue						3.1	—	5.7	—	8.8
Servicing revenue						4.0	16.5	0.2	—	20.7
Total revenues	$	$	$	$	$	$214.1	$40.7	$50.8	$17.5	$323.1
Provision for credit losses	$	$	$	$	$	$2.1	$—	$1.4	$—	$3.5
Operating expenses:
Salaries and benefits						19.4	11.7	5.3	0.1	36.5
Servicing expenses						70.4	14.1	8.2	9.0	101.7

	Year Ended December 31,
	2024										2023
	($ in millions)
	United States		United Kingdom		Canada		Latin America		Total		United States	United Kingdom	Canada	Latin America	Total
Depreciation and amortization											1.3	0.4	0.7	—	2.4
Professional fees											4.5	0.8	0.6	0.9	6.8
Other selling, general and administrative											3.8	2.1	1.9	0.3	8.1
Total operating expenses	$		$		$		$		$		$99.4	$29.1	$16.7	$10.3	$155.5
Net operating income	$		$		$		$		$		$112.6	$11.6	$32.7	$7.2	$164.1
Net operating income margin		%		%		%		%		%	52.6%	28.3%	64.4%	41.1%	50.8%
United States
	Year Ended December 31,			Increase (Decrease)	% Change
	2024		2023
	($ in millions)
Revenues:
Revenue from previously charged-off receivables	$		$207.0	$	%
Credit card revenue			3.1
Servicing revenue			4.0
Total revenues	$		$214.1	$	%
Provision for credit losses	$		$2.1	$	%
Operating expenses:
Salaries and benefits			19.4
Servicing expenses			70.4
Depreciation and amortization			1.3
Professional fees			4.5
Other selling, general and administrative			3.8
Total operating expenses	$		$99.4	$	%
Net operating income	$		$112.6	$	%
Net operating income margin		%	52.6%
Revenue from previously charged-off receivables grew    % in 2024 relative to 2023, primarily due to the growth in our ERC, including from, but not solely based on, the Conn’s Portfolio Purchase, which we consolidated into our results for the United States segment starting in December 2024 and contributed           of revenue from previously charged-off receivables in 2024. Servicing revenue grew    % in 2024 relative to 2023, primarily due to the Conn’s Portfolio Purchase, which contributed           of servicing revenue in 2024.
Even though our senior management’s responsibilities include oversight of our other segments, we consolidate all of the salaries, bonuses and accruals for stock compensation for our U.S.-based senior management team into the “Salaries and benefits expense” for the United States segment. Salaries and benefits in the United States grew    % in 2024 relative to 2023, including           million from the Conn’s Portfolio Purchase, and lower growth than in revenue overall, reflecting the increasing operating scale of our business. Servicing expenses grew    %, driven by growth in our collections, including           million from the Conn’s Portfolio Purchase. We realized           million of professional fees and           million of other selling, general and administrative expenses related to the Conn’s Portfolio Purchase in 2024.

Net operating income overall grew           million or    % in 2024 relative to 2023 from $112.7 million to $      . Net operating income as a percentage of total revenues was    % in 2024 compared to 52.6% in 2023.
United Kingdom
	Year Ended December 31,			Increase (Decrease)	% Change
	2024		2023
	($ in millions)
Revenues:
Revenue from previously charged-off receivables	$		$24.2	$	%
Credit card revenue			—
Servicing revenue			16.5
Total revenues	$		$40.7	$	%
Provision for credit losses	$		$—	$	%
Operating expenses:
Salaries and benefits			11.7
Servicing expenses			14.1
Depreciation and amortization			0.4
Professional fees			0.8
Other selling, general and administrative			2.1
Total operating expenses	$		$29.1	$	%
Net operating income	$		$11.6	$	%
Net operating income margin		%	28.3%
Revenue from previously charged-off receivables grew    % in 2024 relative to 2023, primarily due to growth in our ERC from higher deployments in the United Kingdom. Servicing revenue grew    % in 2024 relative to 2023, partly due to the full year impact in 2024 from the acquisition of Moriarty in April 2023 and the underlying organic growth from both our Moriarty and ResolveCall businesses in 2024.
Salaries and benefits grew    % in 2024 relative to 2023, primarily due to the full year impact in 2024 from the acquisition of Moriarty in April 2023. Servicing expenses grew    % in 2024 relative to 2023, primarily due to the growth in our collections in the United Kingdom.
Net operating income overall grew    % in 2024 relative to 2023 from $11.5 million to $      . Net operating income as a percentage of total revenues was    % in 2024 compared to 28.3% in 2023.
Canada
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Revenues:
Revenue from previously charged-off receivables	$	$44.9	$	%
Credit card revenue		5.7
Servicing revenue		0.2
Total revenues	$	$50.8	$	%
Provision for credit losses	$	$1.4	$	%
Operating expenses:
Salaries and benefits		5.3

	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Servicing expenses		8.2
Depreciation and amortization		0.7
Professional fees		0.6
Other selling, general and administrative		1.9
Total operating expenses	$	$16.7	$	%
Net operating income	$	$32.7	$	%
Net operating income margin		64.4%
Revenue from previously charged-off receivables grew    % in 2024 relative to 2023, driven by growth in our ERC from higher deployments in Canada. After a few years of declining ERC and collections, our ERC in Canada started growing at the end of 2023 and that trend accelerated meaningfully in 2024, driving a return to growth for the segment.
Salaries and benefits grew    % in 2024 relative to 2023, lower growth than in revenue overall, reflecting the increasing operating scale of our operation in Canada. Servicing expenses grew    % in 2024 relative to 2023, driven by growth in our collections.
Net operating income overall grew    % in 2024 relative to 2023 from $32.7 million to $      . Net operating income as a percentage of total revenues was    % in 2024 compared to 64.4% in 2023.
Latin America
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	($ in millions)
Revenues:
Revenue from previously charged-off receivables	$	$17.5	$	%
Credit card revenue		—		%
Servicing revenue		—		%
Total revenues	$	$17.5	$	%
Provision for credit losses	$	$—	$	%
Operating expenses:
Salaries and benefits		0.1		%
Servicing expenses		9.0		%
Depreciation and amortization		—		%
Professional fees		0.9		%
Other selling, general and administrative		0.3		%
Total operating expenses	$	$10.3	$	%
Net operating income	$	$7.2	$	%
Net operating income margin		41.1%
Revenue from previously charged-off receivables grew    % in 2024 relative to 2023, driven by growth in our ERC and deployments in 2024 as our platform in Latin America continues to scale.
Salaries and benefits expense in our Latin America segment grew    % in 2024 relative to 2023 but are modest at $      million in 2024, which reflects only the           FTE in our Bogotá office. Servicing expenses grew    % in 2024 relative to 2023, driven by growth in our collections in the Latin America segment.

Net operating income overall grew           in 2024 relative to 2023 from $7.2 million to $      . Net operating income as a percentage of total revenues was    % in 2024 compared to 41.1% in 2023.
Quarterly Results
The following table sets forth our unaudited quarterly consolidated statements of operations data and the percent of revenue that net operating income represents, as well as certain other financial and operating data, for each of the quarters indicated. The consolidated statements of operations data for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. The information in this table should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. These quarterly results are not necessarily indicative of the operating results that may be expected for a full year or any future period.
Three Months Ended
	December 31, 2024		September 30, 2024		June 30, 2024		March 31, 2024		December 31, 2023		September 30, 2023		June 30, 2023		March 31, 2023
($ in millions)
Consolidated Statements of Operations Data:
Revenues:
Revenue from previously charged-off receivables	$		$		$		$		$		$		$		$
Credit card revenue
Servicing revenue
Total revenues	$		$		$		$		$		$		$		$
Provision for credit losses	$		$		$		$		$		$		$		$
Operating expenses:
Salaries and benefits
Servicing expenses
Depreciation and amortization
Professional fees
Other selling, general and administrative
Total operating expenses	$		$		$		$		$		$		$		$
Net operating income	$		$		$		$		$		$		$		$
Net operating income margin		%		%		%		%		%		%		%		%
Other income (expense):
Interest expense
Foreign exchange and other income (expense)
Total other income (expense)
Income before income taxes
Provision for income taxes
Net income
Other Financial and Operating Data:
Collections	$		$		$		$		$		$		$		$
Deployments	$		$		$		$		$		$		$		$
Adjusted EBITDA	$		$		$		$		$		$		$		$
Set forth below is a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure calculated and reported in accordance with GAAP. For further information, see “— Key Business Metrics and Non-GAAP Financial Measures — Non-GAAP Financial Measures — Adjusted EBITDA.”

Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
(in millions)
Net income
Net income attributable to noncontrolling interest
Interest expense
Foreign exchange and other income (expense)
Provision for income taxes
Depreciation and amortization
Stock-based compensation
Merger and acquisition and other one-time costs(1)
Adjusted EBITDA	$	$	$	$	$	$	$	$
(1)
Includes acquisition fees and expenses and one-time corporate legal expenses.

Supplemental Performance Data as of December 31, 2024
Previously Charged-Off Receivables Portfolio Performance
The following tables show certain data related to our charged-off receivables portfolios.
The accounts represented in the Insolvency category in the tables below are those portfolios of accounts that were in an insolvency status at the time of purchase. This contrasts with accounts in our Distressed portfolios that file for bankruptcy/insolvency protection after we purchase them, which continue to be tracked in their corresponding Distressed portfolio. Distressed customers sometimes file for bankruptcy/insolvency protection subsequent to our purchase of the related Distressed portfolio. When this occurs, we adjust our collection practices to comply with bankruptcy/insolvency rules and procedures; however, for accounting purposes, these accounts remain in the original Distressed portfolio. Insolvency accounts may be dismissed voluntarily or involuntarily subsequent to our purchase of the Insolvency portfolio. Dismissal occurs when the terms of the bankruptcy are not met by the petitioner. When this occurs, we are typically free to pursue collection outside of bankruptcy procedures; however, for accounting purposes, these accounts remain in the original Insolvency pool.
Purchase price multiples can vary over time due to a variety of factors, including pricing competition, supply levels, age of the receivables acquired, and changes in our operational efficiency. For example, increased pricing competition during the 2005 to 2008 period negatively impacted purchase price multiples of our Distressed portfolio compared to prior years. Conversely, during the 2009 to 2011 period, additional supply occurred as a result of the 2008 recession, which resulted in an economic downturn. This created unique and advantageous purchasing opportunities, particularly within the Insolvency market, relative to the prior four years. Purchase price multiples can also vary among types of receivables. For example, we generally incur lower collection costs on our Insolvency portfolio compared with our Distressed portfolio. This allows us, in general, to pay more for an Insolvency portfolio and experience lower purchase price multiples, while generating similar net returns when compared with a Distressed portfolio.
When competition increases and/or supply decreases, pricing often becomes negatively impacted relative to expected collections, and yields tend to trend lower. The opposite tends to occur when competition decreases and/or supply increases.
Within a given portfolio type, to the extent that lower purchase price multiples are the result of more competitive pricing and lower net yields, this will generally lead to lower profitability. As portfolio pricing becomes more favorable on a relative basis, our profitability will tend to increase. Profitability within given Distressed portfolio types may also be impacted by the age and quality of the receivables, which impact the cost-to-collect on those accounts. Fresher accounts, for example, typically carry lower associated collection expenses, while older accounts and lower balance accounts typically carry higher costs and, as a result, require higher purchase price multiples to achieve the same net profitability as fresher paper.
We acquire portfolios and record them at the price paid at the time of acquisition. Beginning in 2022, with the adoption of CECL, we aggregate the acquired pools during the year such that during the year the blended effective interest rate will change to reflect new buying and additional cash flow estimates until the end of the respective year. Once the year is completed, the effective interest rate is fixed at the amount we expect to collect discounted at the rate to equate purchase price to the recovery estimate. During the first year of purchase, we typically allow pools to season before making any material adjustments to the ERCs. Subsequent to the initial year, as we gain collection experience and confidence with a pool of accounts, we evaluate whether to update the annually aggregated ERC. These processes could cause the ratio of ERC to purchase price for any given year of buying to gradually change over time.
The numbers presented in the following tables represent collections and do not reflect any costs to collect; therefore, they may not represent relative profitability. Due to all the factors described above, readers should be cautious when making comparisons of purchase price multiples among periods and between types of receivables.
PURCHASE PRICE MULTIPLES AS OF DECEMBER 31, 2024
Excludes Resale as Noted at Bottom
($ in millions)
		Purchase Price(1)(2)	Life-to-Date Collections(3)	Total ERC(4)	Grand Total	Current Collection Multiple	Original Collection Multiple(5)
($ in millions)
Vintage	US Distressed
	2003 – 2014*	$	$	$	$
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
	Total	$	$	$	$

		Purchase Price(1)(2)	Life-to-Date Collections(3)	Total ERC(4)	Grand Total	Current Collection Multiple	Original Collection Multiple(5)
($ in millions)
Vintage	US Insolvency
	2003 – 2014*	$	$	$	$
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
	Total	$	$	$	$
Vintage	UK Distressed & Insolvency
	2009 – 2014	$	$	$	$
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
	Total	$	$	$	$
Vintage	Canada Insolvency**
	2008 – 2014	$	$	$	$
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
	Total	$	$	$	$

		Purchase Price(1)(2)	Life-to-Date Collections(3)	Total ERC(4)	Grand Total	Current Collection Multiple	Original Collection Multiple(5)
($ in millions)
Vintage	Canada Distressed**
	2008 – 2014	$	$	$	$
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
	Total	$	$	$	$
Vintage	Latin America Distressed
	2021	$	$	$	$
2022
2023
	Total	$	$	$	$
Vintage	Total
	2003 – 2014*	$	$	$	$
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
	Total	$	$	$	$

*
Note: This vintage data excludes forward flow purchases that were resold between 2005 and 2008 shortly after purchase and does not reflect typical collection multiples as there is no cost-to-collect for accounts that were resold.

**
Note: Adjusted to include historical information from Canaccede Financial Group and its predecessor businesses.

(1)
Includes the portfolios that were acquired through our business acquisitions from the date of acquisition.

(2)
For our non-U.S. amounts, purchase price is presented at the exchange rate on the date the pool was purchased.

(3)
For our non-U.S. amounts, historical period exchange rates are presented at the respective exchange rate for each collection period.

(4)
For our non-U.S. amounts, Total ERC is presented at the exchange rate as of           .

(5)
The original estimated purchase price multiple represents the purchase price multiple at the end of the year of acquisition.

The following table illustrates historical collections, by year, on our portfolios.
COLLECTIONS, BY YEAR, BY YEAR OF PURCHASE(1)
Excludes Resale as Noted at Bottom
($ in millions)
		Purchase Price(1)(2)		2003 – 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
		($ in millions)
Vintage	US Distressed
	2003 – 2014*		$215.7	$533.4	$51.0	$34.4	$24.9	$19.1	$14.0	$11.1	$9.9	$7.3	$5.6	$	$
	2015		57.9	—	16.3	28.8	21.8	20.4	14.5	10.7	9.4	6.2	4.7
	2016		66.4	—	—	15.3	34.1	27.2	23.4	19.3	13.0	7.9	5.1
	2017		55.3	—	—	—	16.2	30.5	27.0	28.5	25.2	16.3	11.2
	2018		76.2	—	—	—	—	21.6	45.9	45.4	41.0	24.7	14.2
	2019		94.8	—	—	—	—	—	26.8	74.8	62.3	44.5	28.6
	2020		74.1	—	—	—	—	—	—	26.5	60.9	37.2	26.0
	2021		73.1	—	—	—	—	—	—	—	23.1	37.8	24.8
	2022		142.1	—	—	—	—	—	—	—	—	16.5	55.1
	2023		337.6	—	—	—	—	—	—	—	—	—	48.4
	2024
	Total	$		$533.4	$67.3	$78.5	$97.0	$118.9	$151.7	$216.2	$244.8	$198.4	$223.9	$	$
Vintage	US Insolvency
	2003 – 2014*		$174.8	$209.6	$37.0	$24.4	$14.7	$6.6	$2.1	$0.7	$0.6	$0.3	$0.2	$	$
	2015		28.5	—	2.8	11.0	7.3	4.9	3.1	1.1	0.3	0.2	0.1
	2016		32.6	—	—	5.0	12.1	8.3	6.4	3.9	2.0	0.5	0.2
	2017		49.6	—	—	—	9.3	19.6	14.4	9.2	6.1	2.6	0.8
	2018		86.7	—	—	—	—	16.0	34.9	23.8	17.1	9.7	3.6
	2019		62.2	—	—	—	—	—	7.0	23.2	19.8	16.2	11.0
	2020		30.1	—	—	—	—	—	—	3.5	10.5	10.8	9.0
	2021		23.7	—	—	—	—	—	—	—	8.9	10.1	6.3
	2022		40.7	—	—	—	—	—	—	—	—	5.4	16.4
	2023		66.7	—	—	—	—	—	—	—	—	—	12.7
	2024
	Total	$		$209.6	$39.9	$40.4	$43.3	$55.4	$67.9	$65.3	$65.4	$55.8	$60.3	$	$
Vintage	UK Distressed & Insolvency
	2009 – 2014		$17.9	$25.8	$7.7	$4.8	$2.7	$1.9	$1.4	$0.8	$0.9	$0.7	$0.6	$	$
	2015		3.8	—	0.7	1.5	2.0	1.0	0.9	0.8	0.8	0.4	0.4
	2016		1.1	—	—	0.3	0.7	0.5	0.3	0.5	0.6	0.4	0.3
	2017		0.8	—	—	—	0.4	0.6	0.6	0.6	0.7	0.4	0.3
	2018		3.1	—	—	—	—	0.3	1.9	2.0	2.4	1.7	1.5
	2019		7.1	—	—	—	—	—	0.8	4.7	5.1	3.0	2.1
	2020		13.1	—	—	—	—	—	—	4.2	10.0	5.1	3.3
	2021		19.4	—	—	—	—	—	—	—	4.6	7.0	6.6
	2022		18.9	—	—	—	—	—	—	—	—	2.6	10.9
	2023		26.7	—	—	—	—	—	—	—	—	—	6.2
	2024
	Total	$		$25.8	$8.5	$6.6	$5.8	$4.2	$5.9	$13.7	$24.9	$21.3	$32.3	$	$

		Purchase Price(1)(2)		2003 – 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
		($ in millions)
Vintage	Canada Insolvency(3)
	2008 – 2014		$38.3	$56.5	$14.6	$10.2	$6.4	$3.4	$1.4	$0.3	$0.2	$0.1	$0.1	$	$
	2015		6.7	—	1.0	2.5	3.2	2.5	2.0	1.0	0.1	0.1	0.0
	2016		49.8	—	—	4.7	22.1	20.6	17.1	11.3	4.7	0.6	0.2
	2017		26.3	—	—	—	5.4	11.7	11.1	9.7	6.7	2.8	0.5
	2018		40.9	—	—	—	—	6.4	16.9	21.2	19.3	13.5	6.4
	2019		34.7	—	—	—	—	—	3.4	12.6	18.7	15.2	11.2
	2020		29.3	—	—	—	—	—	—	3.4	11.7	13.8	11.2
	2021		23.7	—	—	—	—	—	—	—	3.1	8.5	10.1
	2022		18.5	—	—	—	—	—	—	—	—	1.5	5.9
	2023		38.8	—	—	—	—	—	—	—	—	—	3.0
	2024
	Total	$		$56.5	$15.6	$17.5	$37.2	$44.6	$51.9	$59.5	$64.6	$56.0	$48.5	$	$
Vintage	Canada Distressed(3)
	2008 – 2014		$33.6	$52.3	$5.9	$3.6	$2.5	$1.8	$1.1	$0.9	$0.9	$1.0	$0.7	$	$
	2015		5.0	—	3.5	2.8	1.9	1.4	1.0	0.7	0.5	0.3	0.2
	2016		18.9	—	—	2.6	8.9	7.1	5.8	4.6	3.8	2.7	1.6
	2017		23.2	—	—	—	10.4	12.5	9.4	7.1	6.2	4.2	2.6
	2018		14.6	—	—	—	—	6.5	16.2	11.0	9.4	7.1	4.8
	2019		12.8	—	—	—	—	—	13.4	10.7	8.1	4.6	2.4
	2020		19.7	—	—	—	—	—	—	10.7	12.7	7.7	4.7
	2021		9.2	—	—	—	—	—	—	—	4.4	4.3	2.3
	2022		24.3	—	—	—	—	—	—	—	—	7.3	8.1
	2023		18.4	—	—	—	—	—	—	—	—	—	5.7
	2024
	Total	$		$52.3	$9.4	$9.0	$23.7	$29.4	$46.8	$45.6	$45.9	$39.2	$33.2	$	$
Vintage	Latin America Distressed
	2021		$7.9	$—	$—	$—	$—	$—	$—	$—	$0.8	$5.2	$2.3	$	$
	2022		25.0	—	—	—	—	—	—	—	—	6.0	14.4
	2023		42.4	—	—	—	—	—	—	—	—	—	15.4
	2024
	Total	$		$—	$—	$—	$—	$—	$—	$—	$0.8	$11.2	$32.0	$	$

		Purchase Price(1)(2)		2003 – 2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
		($ in millions)
Vintage	Total
	2003-2014*		$480.2	$877.6	$116.3	$77.4	$51.3	$32.9	$20.0	$13.8	$12.4	$9.4	$7.3	$	$
	2015		101.8	—	24.4	46.6	36.2	30.2	21.5	14.3	11.1	7.2	5.5
	2016		168.8	—	—	27.9	77.9	63.7	53.0	39.4	24.1	12.1	7.5
	2017		155.3	—	—	—	41.7	75.0	62.5	55.1	44.9	26.3	15.3
	2018		221.6	—	—	—	—	50.8	115.8	103.5	89.1	56.7	30.6
	2019		211.6	—	—	—	—	—	51.3	126.0	114.0	83.4	55.3
	2020		166.3	—	—	—	—	—	—	48.3	105.8	74.6	54.2
	2021		156.9	—	—	—	—	—	—	—	45.0	72.9	52.5
	2022		269.5	—	—	—	—	—	—	—	—	39.3	110.8
	2023		530.5	—	—	—	—	—	—	—	—	—	91.3
	2024
	Total	$		$877.6	$140.6	$151.9	$207.0	$252.6	$324.2	$400.4	$446.4	$382.0	$430.2	$	$

*
Note: This vintage data excludes forward flow purchases that were resold between 2005 and 2008 shortly after purchase and do not reflect typical collection multiples as there is no cost-to-collect for accounts that were resold.

(1)
Includes the acquisition date finance receivables portfolios that were acquired through our business acquisitions from the date of acquisition.

(2)
For our non-U.S. amounts, purchase price is presented at the exchange rate on the date the pool was purchased.

(3)
Adjusted to include historical information from Canaccede Financial Group and its predecessor businesses and excludes collections associated with recovering charged-off accounts in our credit card origination business.

Deployments
The following graph shows deployments by year since 2014.
The following table displays our quarterly deployments for the periods indicated.
Deployments by Geography and Business Line
	Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	(in millions)
US Distressed	$	$	$	$	$101.2	$58.8	$107.7	$69.9
US Insolvency					11.9	17.8	17.4	19.6
UK Distressed & Insolvency					10.8	2.9	9.3	3.7

	Three Months Ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	(in millions)
Canada Insolvency					10.8	11.1	10.3	6.5
Canada Distressed					4.7	4.6	4.6	4.5
Latin America Distressed					14.5	5.3	4.6	18.2
Total Purchases	$	$	$	$	$154.0	$100.6	$153.9	$122.5

Liquidity and Capital Resources
We actively manage our liquidity to help provide access to sufficient funding to meet our business needs and financial obligations. As of December 31, 2024, unrestricted cash and cash equivalents totaled $   million. Of the unrestricted cash and cash equivalent balance as of December 31, 2024, $      million consisted of cash on hand related to international operations with indefinitely reinvested earnings.
As of December 31, 2024, we had approximately $      million in borrowings outstanding, net of unamortized credit facility loan costs with $      million of availability under our Revolving Credit Facility (as defined herein) (subject to the borrowing base and applicable debt covenants). Considering borrowing base restrictions, as of December 31, 2024, the amount available to be drawn was $      million. For more information, see Note 7 to our consolidated financial statements included elsewhere in this prospectus.
	Year Ended December 31,
	2024	2023
	($ in millions)
Total borrowings	$	$770.9
Unamortized debt issuance costs		10.4
Unrestricted cash		(14.4)
Net debt	$	$766.9
Adjusted cash EBITDA		$305.6
Leverage ratio (net debt / adjusted cash EBITDA)		2.51x
Our leverage is measured for purposes of our financial covenants in our Revolving Credit Facility based on a ratio of net debt to adjusted cash EBITDA but focused on just the Borrowers (as defined below) and as such, excludes adjusted cash EBITDA related to our Latin America operations as well as to a small portion of our Canadian assets. Additionally, the rating agencies who rate our Senior Notes look to the ratio of net debt to adjusted cash EBITDA as a primary metric in their ratings methodology. For more information of the Senior Leverage Ratio, Leverage Ratio and Fixed Charge Coverage Ratio, which use adjusted cash EBITDA in the calculation of those covenants, see “Description of Certain Indebtedness — Revolving Credit Facility.” Additional information regarding adjusted cash EBITDA, a non-GAAP financial measure, is outlined further below.
We were in compliance with the covenants of our financing arrangements as of December 31, 2023. Financial covenants are important in determining the level of cash flow that we need to maintain in relation to our ability to incur debt under our Revolving Credit Facility. If these financial covenants are not met, we would be in breach of our Revolving Credit Facility agreement if not cured through an additional pay down within the designated timeframe.
Adjusted Cash EBITDA
Adjusted cash EBITDA is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. We present adjusted cash EBITDA because it is an important measure of our cash flow that can be used to evaluate our liquidity. Our management believes adjusted cash EBITDA also helps us provide enhanced period-to-period comparability of our cash flow by aligning our collection expenses with our collections. Adjusted cash EBITDA should not be considered as an alternative to net cash provided by operating activities determined in accordance with GAAP.
Some of the limitations related to the use of adjusted cash EBITDA as an analytical tool include:
▪
adjusted cash EBITDA does not reflect our future requirements for capital expenditures or contractual commitments;

▪
adjusted cash EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

▪
adjusted cash EBITDA does not reflect the interest expense, or the cash requirements necessary to make interest or principal payments, on our debts;

▪
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and adjusted cash EBITDA does not reflect any cash requirements for such replacements; and

▪
other companies in our industry may calculate adjusted cash EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, adjusted cash EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.
Set forth below is a reconciliation of adjusted cash EBITDA to net cash provided by operating activities.
	Year Ended December 31,
	2024	2023
	($ in millions)
Net cash provided by operating activities	$	$120.2
Changes in prepaid expenses and other assets		8.4
Changes in accounts payable and accrued expenses		(8.2)
Provision for credit losses		(3.5)
Cash interest paid		45.1
Foreign exchange and other income (expense)		(4.6)
Provision for income taxes		9.1
Stock-based compensation		1.0
Merger & acquisition and other one-time expenses(1)		0.7
Revenue from previously charged-off receivables		(293.6)
Collections		431.0
Adjusted cash EBITDA	$	$305.6

(1)
Includes acquisition fees and expenses and one-time corporate legal expenses.

Revolving Credit Facility
On November 13, 2024, we amended our existing Revolving Credit Facility (as supplemented or otherwise modified from time to time, the “Revolving Credit Facility”) with Citizens Bank, N.A., as administrative agent, and the lenders from time to time party thereto. As amended, the Revolving Credit Facility provides for borrowings in an aggregate principal amount of $825.0 million (subject to compliance with a borrowing base and applicable debt covenants) and matures on April 26, 2028. As of December 31, 2024, there was $      million aggregate principal amount of loans outstanding under the Revolving Credit Facility. For additional information on material terms, see “Description of Certain Indebtedness — Revolving Credit Facility.”
6.000% Senior Notes due 2026
On August 4, 2021, Jefferson Capital Holdings, LLC completed an offering of $300.0 million aggregate principal amount of 6.000% senior notes due 2026 (the “2026 Notes”) under an indenture (the “2026 Notes

Indenture”), dated as of August 4, 2021, among Jefferson Capital Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee. The 2026 Notes are general senior unsecured obligations of Jefferson Capital Holdings, LLC and are guaranteed by certain of Jefferson Capital Holdings, LLC’s wholly-owned domestic restricted subsidiaries. Interest on the 2026 Notes is payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2022. The 2026 Notes mature on August 15, 2026. As of December 31, 2024, there was approximately $      million aggregate principal amount of the 2026 Notes outstanding. For additional information on material terms, see “Description of Certain Indebtedness — 6.000% Senior Notes due 2026.”
9.500% Senior Notes due 2029
On February 2, 2024, Jefferson Capital Holdings, LLC completed an offering of $400.0 million aggregate principal amount of 9.500% senior notes due 2029 (the “2029 Notes”) under an indenture (the “2029 Notes Indenture”), dated as of February 2, 2024, among Jefferson Capital Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes are general senior unsecured obligations of Jefferson Capital Holdings, LLC and are guaranteed by certain of Jefferson Capital Holdings, LLC’s wholly-owned domestic restricted subsidiaries. Interest on the 2029 Notes is payable semi-annually on February 15 and August 15 of each year, commencing on August 15, 2024. As of December 31, 2024, there was approximately $      million aggregate principal amount of the 2029 Notes outstanding. The 2029 Notes mature on February 15, 2029. For additional information on material terms, see “Description of Certain Indebtedness — 9.500% Senior Notes due 2029.”
Cash Flows Analysis for the Year Ended December 31, 2024 and 2023
The following table summarizes our cash flow activity for the year ended December 31, 2024 and 2023:
	Year Ended December 31,		Increase (Decrease)	% Change
	2024	2023
	(in millions)
Total cash flow provided by (used in)				%
Operating activities	$	$120.2		%
Investing activities		(403.4)		%
Financing activities		289.9		%
Exchange rate effects on cash balances held in foreign currencies		(1.2)		%
Net increase in cash and cash equivalents and restricted cash	$	$5.5		%

Operating Activities
The change in our cash flows from operating activities in the year ended December 31, 2024 was primarily due to collections recognized as revenue offset by cash paid for operating expenses, interest, and income taxes. Key drivers of operating activities were adjusted for (i) non-cash items included in net income such as provisions for credit losses and depreciation and amortization and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of payments. Net cash provided by operating activities increased $      million, or    %, when compared to the year ended December 31, 2023.
Investing Activities
Cash used in investing activities is normally driven by acquisitions of nonperforming loans and purchases of investments. Cash provided by investing activities is mainly driven by collections applied on finance receivables and proceeds from the sale of investments and subsidiaries.
The change in our cash flow from investing activities decreased $      million in the year ended December 31, 2024, primarily due to increased deployments of $      million when compared to the year ended December 31, 2023.

Financing Activities
Cash from financing activities is normally provided by draws on our credit facility and proceeds from debt offerings. Cash used in financing activities is primarily driven by principal payments on our credit facility.
The change in our cash flow from financing activities increased $      million, primarily due to proceeds from increased borrowings under our credit facility in the year ended December 31, 2024.
Contractual Obligations
Our contractual obligations as of December 31, 2024, were as follows:
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
(in millions)
Operating leases	$	$	$	$	$
Revolving credit(1)
Long-term debt(2)
Purchase commitments(3)
Total	$	$	$	$	$

(1)
Includes estimated interest and unused line fees due on our revolving credit facility and assumes that the outstanding balance on such facility remain constant from the December 31, 2024 balance to maturity.

(2)
Includes scheduled interest and principal payments on the 2026 Notes and the 2029 Notes.

(3)
Reflects the expected remaining amount to be purchased under forward flow and other contracts for the purchase of nonperforming loans.

Off Balance Sheet Arrangements
We do not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act.
Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Our significant accounting policies are fundamental to understanding our results of operations and financial condition because they require that we use estimates, assumptions and judgments that affect the reported amounts of revenues, expenses, assets and liabilities. Our significant accounting estimates are discussed in Note 1 to our consolidated financial statements included elsewhere in this prospectus.
We base our estimates on historical experience, current trends, and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. If these estimates differ significantly from actual results, the impact on our Consolidated Financial Statements may be material.
Investments in Previously Charged-off Receivables
Purchased Credit Deteriorated:   We purchase receivable portfolios that are significantly delinquent and have been previously charged-off by the seller. These financial assets have experienced more-than-insignificant deterioration in credit quality, and as such meet the definition of Purchased Credit Deteriorated or “PCD” under CECL. Under PCD accounting, the portfolios are initially recognized at amortized cost by adding the acquisition date estimate of expected credit losses to the asset’s purchase price with no provision expense recorded at acquisition date.
Write Off and Negative Allowance for Expected Recoveries:   At purchase, we deem these portfolios to be uncollectible due to being significantly delinquent and previously being charged-off by the seller prior to purchase. In accordance with our write-off policy, we immediately write off the amortized cost of the purchased portfolios at acquisition. Subsequent to write-off, we establish a negative allowance for expected recoveries equal to the amount we expect to collect over the life of the receivable portfolio. The negative allowance will not exceed the amortized cost basis of the purchased portfolios prior to charge-off.

Pooling:   We aggregate purchases of previously charged-off receivables into pools based on risk characteristics, primarily financial asset type and expected credit loss pattern. Once a pool is established, the composition of the pool will not change unless there is a change in the underlying risk characteristics of the individual loans.
Methodology:   The negative allowance is calculated at a pool level and represents the amount of future expected recoveries discounted to present value. The discount rate used in the calculation is the effective interest rate that equates the purchase price of the portfolio and the expected future cash flows at the purchase date. An annual pool is created throughout the year as we purchase portfolios. We pool accounts with similar risk characteristics that are acquired in the same year. A blended effective interest rate will adjust to reflect new acquisitions and new cash flow estimates until the end of the year. The effective interest rate for a pool is fixed for the remaining life of the pool once the year has ended. Thus, the effective interest rate will not change after the year has ended even if expected cash flows change for the pool.
Income Recognition:   Under ASC 326, revenue related to investments in previously charged-off receivables is recognized for accretion/amortization due to the passage of time, changes in current period expected recoveries due to variances between actual and expected collections, and changes in future expected recoveries, discounted to present value. Discount accretion due to the passage of time based on the EIR is shown in “Revenue from receivable portfolios” of the consolidated statement of operations. Changes in current period expected recoveries due to variances between actual and expected collections and changes in future expected recoveries, discounted to present value, are shown in “Changes in recoveries” of the consolidated statement of operations.
Credit Card Receivables
Our loans and fees receivable consist primarily of credit card receivables held for investment. Loans are carried at amortized cost and include accrued interest receivable, deferred fees, and costs. Upfront fees and costs are expensed as incurred. Interest income is recognized on loans and fees receivable using the contractual interest rate. We consider loans to be past due when they are 90 days or more past due, at which time we place the loans on nonaccrual status. It is our policy to write off loans when they are 180 days past due, or sooner if facts and circumstances indicate earlier non-collectability.
Allowance for Uncollectible Credit Card Receivables
We provide an allowance for credit losses on loans and fees receivable. Judgement is required to assess the estimate of current expected credit losses. Management continuously evaluates its estimate for determining the most appropriate allowance for credit losses. The allowance for credit losses on loans and fees receivable is computed at the pool level using a roll-rate methodology. Management considers a number of factors in the measurement of the allowance, including historical loss rates, current delinquency and roll-rate trends, the effects of changes in the economy, changes in underwriting criteria, and estimated recoveries. The estimated allowance consists of both qualitative and quantitative adjustments. A reasonable and supportable forecast is considered as part of the qualitative adjustment, as permitted by the standard. The allowance is estimated based on amortized cost basis of the loan including principal, accrued interest receivable, deferred fees, and costs. We place receivables on non-accrual at 90 days past due and writes off the accrued interest at 180 days past due. Expected recoveries are included in the measurement of the allowance for credit losses.
We do not record an allowance related to unfunded commitments as these agreements are unconditionally cancelable by us.
Goodwill
Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Goodwill is allocated and evaluated at the reporting unit level, which are our operating segments. We allocate goodwill to one or more reporting units that are expected to benefit from synergies of the business combination.
Goodwill is not amortized but is evaluated for impairment annually as of June 30th or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When testing goodwill for impairment, we have the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative goodwill impairment test. In performing our qualitative assessment, we consider the extent to which unfavorable events or circumstances identified, such as changes in economic conditions, industry and market conditions or company specific events, could affect the comparison of the reporting unit’s fair value with its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we are required to perform a quantitative impairment test.
Quantitative impairment testing for goodwill is based upon the fair value of a reporting unit as compared to its carrying value. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for its reporting units. To determine fair value of the reporting unit, we use the income approach. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The impairment loss recognized would be the difference between a reporting unit’s carrying value and fair value in an amount not to exceed the carrying value of the reporting unit’s goodwill.
Revenue Recognition
Our revenues primarily include revenues from receivable portfolios associated with investments in previously charged-off receivables, which is revenue recognized from engaging in debt purchasing and recovery activities. We fully write off the amortized costs (i.e., face value net of noncredit discount) of the individual receivables it acquires immediately after purchasing the portfolio. We then record a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which is presented as “Investment in receivable portfolios, net” in our consolidated balance sheet. The discount rate is an EIR established based on the purchase price of the portfolio and the expected future cash flows at the time of purchase.
Debt purchasing revenue includes two components:
(1)
Revenue from receivable portfolios, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR), and

(2)
Changes in recoveries, which includes:

a.
Recoveries above (below) forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and

b.
Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections “pulled forward from” or “pushed out to” future periods (i.e., amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases).

Income Taxes
We are a single-member limited liability company and are disregarded for federal and state income tax purposes. Most of our subsidiaries are limited liability companies and are disregarded for U.S. federal and state income tax purposes. However, certain of our foreign subsidiaries are required to pay income taxes.
This requires us to estimate current tax exposure and to assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. Deferred income taxes are recognized based on the differences between the financial statement and income tax bases of assets and liabilities using enacted or substantively enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. We then assess the likelihood that deferred tax assets will be realized. Valuation allowances are established, when it is more likely than not the deferred tax assets will not be realized.
Fair Value Measurements
We measure the fair values of its assets and liabilities, where applicable, based on the price that would be received upon sale of an asset or the price paid to transfer a liability, in an orderly transaction between market participants at the measurement date, i.e., the “exit price”. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. We categorize our fair value measurements of financial instruments based on this three-level hierarchy. We do not have any financial instruments that are subject to fair value measurements on a recurring basis.
Recent Accounting Pronouncements
For a summary of recent accounting pronouncements and the anticipated effects on our Consolidated Financial Statements see Note 1 to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are subject to interest rate risk from borrowings on our Revolving Credit Facility, as well as our interest-bearing deposits. As such, our consolidated financial results are subject to fluctuations due to changes in market interest rates. We assess this interest rate risk by estimating the increase or decrease in interest expense that would occur due to a change in short-term interest rates. The borrowings on our variable rate credit facilities were $      million as of December 31, 2024. Based on our debt structure as of December 31, 2024, assuming a 50 basis point decrease in interest rates, interest expense over the following 12 months would decrease by an estimated $      million. Assuming a 50 basis point increase in interest rates, interest expense over the following 12 months would increase by an estimated $      million.
Foreign Currency Exchange Risk
We operate internationally and enter into transactions denominated in various foreign currencies. In 2024, we generated $      million of revenues from operations outside the United States and used multiple functional currencies. Weakness in one particular currency might be offset by strength in other currencies over time.
Fluctuations in foreign currencies could cause us to incur foreign currency exchange gains and losses and could adversely affect our comprehensive income and stockholders’ equity. Additionally, our reported financial results could change from period to period due solely to fluctuations between currencies. Foreign currency gains and losses are primarily the result of the re-measurement of transactions in other currencies into an entity’s functional currency. Foreign currency gains and losses are included as a component of other income (expense) in our consolidated statements of operations. A hypothetical 10% change in foreign currency exchange rates applied to net monetary assets and liabilities as of December 31, 2024 denominated in currencies other than their functional currencies would not have had a material impact on our consolidated financial results. From time to time, we may elect to enter into foreign exchange derivative contracts to reduce these variations in our statements of operations.
When an entity’s functional currency is different than the reporting currency of its parent, foreign currency translation adjustments may occur. Foreign currency translation adjustments are included as a component of accumulated other comprehensive income in our consolidated balance sheet.
We have taken measures to mitigate the impact of foreign currency fluctuations. We have organized our U.K. operations so that portfolio ownership and collections generally occur within the same entity. Additionally, our credit facilities are multi-currency facilities, allowing us to better match funding and portfolio purchases by currency in the United States, United Kingdom and Canada. We actively monitor the value of our finance receivables by currency. In the event adjustments are required to our liability composition by currency we may, from time to time, execute re-balancing foreign exchange contracts to more closely align funding and portfolio purchases by currency.

BUSINESS
Overview
We are a leading analytically driven purchaser and manager of charged-off and insolvency consumer accounts with operations primarily in the United States, Canada, the United Kingdom and Latin America. The accounts we purchase are primarily the unpaid obligations of individuals owed to credit grantors, which include banks, non-bank consumer lenders, auto finance companies, utilities and telecom companies. Our core competency is the effective management of the collections function in strict compliance with applicable laws and regulations. We enable our clients to focus their operations on the origination of new loans to new customers and to better serve their active customers, while also enabling consumers to resolve their existing obligations based on their current financial circumstances as they improve their financial health. We purchase nonperforming consumer loans and receivables at a discount to their face value across a broad range of financial assets, including where the account holder has initiated a bankruptcy proceeding, or an equivalent proceeding in Canada or the United Kingdom. We manage the loans and receivables by working with the account holders as they repay their obligations and work toward financial recovery.
The following charts present a breakdown of our investment activity by asset class, by business line and by geography for the year ended December 31, 2024:
For the years ended December 31, 2024 and 2023, we reported net income of $      and $111.5 million, respectively, and $      million and $168.2 million of Adjusted EBITDA, respectively. For additional information regarding Adjusted EBITDA, a non-GAAP financial measure, see “Prospectus Summary — Summary Consolidated Financial and Operating Information — Key Business Metrics and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Adjusted EBITDA.” The following charts summarize our annual revenue, net operating income, net income and Adjusted EBITDA since 2019:

As of December 31, 2024, we had $      million in ERC, up    % compared to December 31, 2023. Over the course of 2025 and 2026, we expect to collect $      million, or    % of our total ERC based on                  . The following charts present the geographic breakdown of our current ERC as well as the breakdown by year as of December 31, 2024:

Note: ERC refers to the sum of all future projected collections on our owned finance receivables portfolios. For further information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-GAAP Financial Measures — Key Business Metrics — Estimated Remaining Collections.”
We believe we have successfully navigated over 22 years of credit cycle fluctuations, changing market dynamics and evolving regulatory framework. During this time, we grew our collections through a combination of organic growth and the integration of several strategic acquisitions that have provided us with long-term consumer payment performance data in what we believe are attractive markets so we can price and analyze new deployments with confidence. A summary of our annual collections in the United States and United Kingdom since 2003, in Canada through Canaccede since 2010 and in Colombia through Refinancia since 2009 are presented in the chart below:

(1)
Collections exclude forward flow purchases that were resold shortly after the purchase thereof and do not reflect typical collection multiples because there is no cost-to-collect for accounts that are resold. Historical collections include collections from Canaccede and Refinancia prior to their acquisitions by us in 2020 and 2022, respectively.

During these years, we have utilized our data to deploy capital at what we believe are attractive returns in the United States and the United Kingdom. The platforms we acquired in Canada and Latin America provided us with 10 to 15 years of data and experience deploying in local markets that have helped us scale in these regions with confidence in our underwriting. Beginning in the fourth quarter of 2022, we started to see one of the strongest deployment environments in our history, driven by the U.S. market. A summary of our deployments by region in the United States, the United Kingdom, Canada and Colombia are presented in the chart below:
Our Markets
We operate in four geographic markets that also represent our reportable segments: the United States, where we have over 22 years of debt purchase experience and which represents $      million, or    %, of our

ERC as of December 31, 2024; Canada, where we entered the market in 2020 through the acquisition of Canaccede, which has operated in Canada for over 16 years, and represents $      million, or    %, of our ERC as of December 31, 2024; the United Kingdom, where we have 15 years of operating experience and which represents $      million, or    %, of our ERC as of December 31, 2024; and Latin America, where we entered the market in 2021 and significantly expanded our presence in 2022 through the acquisition of the assets and certain entities of Refinancia, which has operated in Colombia for over 16 years, and represents $      million, or    %, of our ERC as of December 31, 2024.
United States
The United States is subject to a complex state, federal and local regulatory framework, which results in the most significant degree of oversight among our respective markets. This has the advantage of creating significant barriers to entry for platforms that lack the best-in-class compliance practices we have developed and employed since our founding. It has also resulted in substantial and ongoing industry consolidation since the CFPB was formed in 2011, a trend that has historically supported our strategic and opportunistic merger and acquisition activity. In addition to rigorous governmental oversight, our clients typically seek to protect their brand equity by imposing stringent onboarding requirements, regular compliance auditing and oversight, and choosing to sell only to debt buyers with the strongest track records for compliance.
In the United States, we primarily focus on acquiring and servicing accounts in consumer asset classes that are large and growing but also underpenetrated by other debt buyers. Examples include consumer installment loans, telecom receivables, auto finance loans, utilities receivables and small balance credit card receivables. We also opportunistically purchase nonperforming prime-originated large-balance credit card receivables, that certain other major debt purchasers in the United States focus primarily on, when we can deploy capital at attractive returns. Through years of purchasing and servicing of accounts, we have gathered a substantial amount of proprietary consumer data, which enables us to more precisely value these opaque assets, develop unique collections strategies, and engage in more efficient and effective collections activities. Our advantages from proprietary data, compliance track record and operational capabilities, in each of our target asset classes, limit competition and create attractive pricing dynamics. We employ a disciplined approach to determine how to allocate capital and choose to focus on markets where we believe we obtain high risk-adjusted returns.
We estimate the annual TAM for the U.S. market to be approximately $145.3 billion based on the cumulative TAM of the asset classes listed below, which we have estimated annual face value charged-off based on outstanding balances as of December 31, 2023 and assumed loss rate proxies. We estimate that the TAM was $115.6 billion in 2019, representing a 2019 to 2023 growth rate of 25.7%.
	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Balances	Charge- Off Ratio	Market Charge-Offs	2023 Balances	Charge- Off Ratio	Market Charge-Offs	Balances	Charge- Offs
	($ in billions)
Auto loans(1)	$1,331.0	2.9%	$39.2	$1,607.0	2.4%	$37.8	20.7%	(3.7)%
Non-prime	399.8	8.4%	33.5	415.0	7.8%	32.5	3.8%	(3.0)%
Prime	931.2	0.6%	5.7	1,192.0	0.4%	5.3	28.0%	(7.6)%
Personal loans(2)	432.0	3.3%	14.3	554.0	4.0%	22.0	28.2%	54.5%
Non-prime	155.5	7.6%	11.8	174.0	10.5%	18.2	11.9%	54.5%
Prime	276.5	0.9%	2.5	380.0	1.0%	3.8	37.4%	54.2%
Telecom and utilities(3)	37.6	9.5%	3.6	56.3	8.1%	4.6	49.7%	28.4%
Student loans(4)	1,508.0	0.5%	7.9	1,601.0	1.0%	15.6	6.2%	96.5%
Credit cards(5)	927.0	5.5%	50.6	1,129.0	5.8%	65.3	21.8%	29.0%
Non-prime	188.9	12.6%	23.7	167.1	15.7%	26.2	(11.5)%	10.4%
Prime	738.1	3.7%	26.9	961.9	4.1%	39.1	30.3%	45.3%
Total United States	$4,235.6	2.7%	$115.6	$4,947.3	2.9%	$145.3	16.8%	25.7%

(1)
Source: Federal Reserve Bank of New York, Kroll Bond Rating Agency “U.S. Auto Loan ABS Index.”

(2)
Source: Federal Reserve Bank of New York, Equifax “U.S. National Consumer Credit Trends Report: Originations,” Transunion, Federal Reserve Bank of St. Louis, company filings of personal loan originators.

(3)
Source: The sum or average of the three largest U.S. holders of telecom receivables that publicly report such data.

(4)
Source: Federal Reserve Bank of New York for the aggregate balances, and company filings of three of the largest holders of student loans in the United States for the average loss ratio.

(5)
Source: Federal Reserve Bank of New York, Equifax “U.S. National Consumer Credit Trends Report: Originations,” Transunion, Federal Reserve Bank of St. Louis, FFIEC 041 Call Reports of bank originators of credit cards.

We estimate our share of the U.S. market illustrated above to be approximately 4.3% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, an increase from our estimated share of 2.9% in 2019. We believe our share is considerably larger in telecom and utilities than other asset classes. Because the U.S. government does not sell its distressed or insolvent student loan accounts, our share of that market is much smaller. Some of the largest credit card originators in the United States also do not sell their receivables today, so our share of that market is also smaller.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Auto loans	$1.3	3.4%	$1.2	3.2%	(9.1)%	(0.2)%
Personal loans	0.7	5.1%	1.9	8.8%	168.9%	3.7%
Telecom and utilities(1)	0.8	21.9%	1.5	32.1%	88.3%	10.2%
Student loans	0.0	0.2%	0.1	0.5%	NM	0.3%
Credit cards	0.5	0.9%	1.6	2.4%	247.3%	1.5%
Total United States	$3.3	2.9%	$6.3	4.3%	89.9%	1.4%

“NM” — not meaningful
(1)
In December 2023, Jefferson Capital purchased a large portfolio of non-performing telecom accounts with a face value of $7.8 billion. The market share analysis includes only $864 million of face value related to recent charge-off years, which represents the amount that we estimate would have been sold in 2023 assuming regular cadence of charge-off sales. The remaining $6.9 billion in face value from older charge-off year vintages is excluded from the 2023 market share analysis.

We have grown organically in the United States with collections growing at a    % compound annual growth rate to $      million in 2024 from $219.6 million in 2019.
Certain other major debt purchasers also operate large domestic call centers, which we believe is a commoditized business that is exposed to inflationary pressures and a fixed cost that requires a consistent level of deployments, regardless of market conditions, to maintain utilization of the call center capacity. We maintain a flexible, variable cost based operating structure that we believe provides a significant competitive advantage as we can change our purchase volume based on market opportunity, allowing us to be opportunistic or disciplined based on market conditions.
In 2020, 2021 and early 2022, we experienced strong consumer liquidity, driven by government stimulus and curtailed consumer spending, resulting in record collections and collection outperformance when compared to our original expectations. This also came with a decrease in nonperforming loan supply, resulting in a decline in deployments to $104.2 million in 2020 and $96.8 million in 2021, down from $157.0 million in 2019, driven mainly by a decrease in the charge-off rates credit grantors experienced across asset classes. We have seen substantially stronger purchase volumes in the United States beginning in 2022 with $182.8 million, then $404.3 million in 2023 and            million in 2024. We believe our purchasing starting in 2022 and going through the present have been at higher returns than would have been available in 2020 and 2021 as the dynamics of supply and demand shifted materially in favor of debt purchasers, while we believe several of our competitors have been encumbered by underperforming legacy purchases and other issues.
In addition to the significant market opportunity in the nonperforming consumer finance receivables, there is a much larger opportunity in certain segments of performing consumer finance receivables which include higher risk performing loans and loan portfolios in runoff where we have historically deployed capital at attractive returns. We benefitted from being able to provide a one-stop liquidity solution to issuers of consumer credit by purchasing both performing and nonperforming finance receivables originated by them. Most recently, on December 3, 2024, we acquired a substantial portfolio of unsecuritized loans and credit card receivables from Conn’s, Inc. (“Conn’s”), a home goods retailer that sold its goods primarily on credit to a non-prime customer base throughout the Southeastern United States (the “Conn’s Portfolio Purchase”) and that had declared bankruptcy in July 2024. We funded approximately $245 million by drawing down on our Revolving Credit Facility to acquire approximately $428 million of performing installment loans, $139 million of performing revolving accounts and $1.5 billion in face value of total nonperforming accounts, as of the closing date. The Conn’s Portfolio Purchase leverages our core competency in managing distressed performing and nonperforming accounts. While the majority of the performing accounts were not charged-off, they had elevated credit risk partly due to the closure of the retail stores and the bankruptcy of Conn’s. In recent periods, we have seen more opportunities, such as the Conn’s Portfolio Purchase, to acquire large mixed portfolios of performing and nonperforming accounts. We also hired over 200 former FTE of Conn’s to manage and service the loans as the portfolios runoff, and we added a new operating site in San Antonio, Texas to house the personnel. We acquired certain intellectual property that would allow us to maintain continuity in servicing but that we do not intend to use beyond the scope of running off the acquired portfolio. We anticipate that our servicing requirements for these portfolios will scale down as the performing portfolios run off, as we do not intend to continue any ongoing originations. In addition, we entered into servicing arrangements pursuant to which we agreed to provide ongoing servicing for certain securitized pools of assets, which are also in the runoff.
In the United States, we market our Emblem Brand credit cards to consumers that participate in our Payment Rewards program, which we introduced and developed in 2013. We offer to both our own distressed consumers as well as distressed consumers of third-party lenders, an opportunity to participate in the Payment Rewards program if they first complete a repayment plan that would resolve their past due debt at a discount to the face value. For any consumers that agree to the offer, we pay the third-party lender a purchase price that represents a substantial discount to the face value of the account and recognize recovery income for the incremental return received through completion of the repayment plan. The Emblem MasterCard features a 19.9% annual percentage rate and much lower fees than comparable credit cards. We report consumer friendly credit bureau data for our Emblem MasterCard customers, an important benefit to the consumer’s effort to improve their credit profile. The Payment Rewards program is consolidated into the reported ERC and other metrics of our Distressed business line. As of December 31, 2024, we had $      million of U.S. credit card receivables outstanding.
We have        offices in the United States: Minneapolis, Minnesota, Sartell, Minnesota, Denver, Colorado and San Antonio, Texas. As of December 31, 2024, we had        FTE in the United States, which includes        FTE in our co-sourced operation in Mumbai.
Historical Performance
The charts below summarize the U.S. portfolio performance since our formation. Between 2003 and 2010, we undertook a cautious approach to invest relatively small amounts as we aggregated data and developed and refined our modeling, pricing and collection strategies. Our growing U.S. collections have supported our overall cash flow profile and stable returns, and our cumulative collections have consistently outperformed the original forecast, demonstrating the accuracy of our modeling and our ability to improve performance over time relative to the capabilities we have at the time of initial portfolio purchases.

Note: Vintage data excludes forward flow purchases that were resold shortly after purchase and do not reflect typical collection multiples as there is no cost-to-collect for accounts that were resold. Forward flow purchases that were resold after purchase began in 2005 and ended in 2008.
Canada
The Canadian regulatory framework is more benign relative to the United States, and regulatory actions are typically complaint-based with a focus on resolution rather than enforcement. Unlike the CFPB in the United States, in Canada, there are no federal regulatory entities designed specifically for oversight of consumer finance. The collection industry is instead governed by 10 provincial and three territory regulators that follow similar provincial legislation across the country. Based upon long-standing relationships, we have engaged in proactive dialogue with all relevant Canadian regulators. Similar to the United States, stringent client requirements supplement the regulatory framework in Canada, and we are subject to programmatic client compliance audits. Much more than the United States, the Canadian market is also subject to stringent privacy laws at both the federal and provincial level that seek to protect personal consumer information. Because new industry entrants are unable to acquire granular consumer data under these privacy laws, long-standing industry participants like us enjoy a meaningful competitive advantage in the market.
We entered the Canadian market through the acquisition of Canaccede in March 2020, and we have maintained the Canaccede brand name for our business in Canada. We are the largest purchaser of nonperforming and insolvent consumer receivables in Canada. CBV Collection Services Ltd. (“CBV”) and PRA are other active debt buyers in the Canadian national market, and there are a number of smaller market participants, including hedge funds and collection agencies, which purchase portfolios sporadically or operate regionally.
We maintain forward flow agreements with three out of the five largest banks in Canada, and the other two largest banks in Canada do not currently sell their distressed or insolvent accounts.
We estimate the annual TAM for the Canadian market of approximately $2.2 billion based on the cumulative TAM of the asset classes listed below, which we have estimated annual face value charged-off based on outstanding balances and the reported balance delinquency rate. We estimate that the TAM was $1.9 billion in 2019, representing a 2019 to 2023 growth rate of 17.0%, reflecting modest receivable growth and relatively stable delinquency rates on credit cards due in part to unprecedented government stimulus and support for the consumer that lingered following the COVID-19 pandemic.

	2019 Full Year Market(1)			2023 Full Year Market(1)
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Balances	Charge- Off Ratio	Market Charge-Offs	2023 Balances	Charge- Off Ratio	Market Charge-Offs	Face Value	Charge- Offs
	($ in billions)
Auto loans(2)(3)	$64.5	0.8%	$0.5	$72.2	0.7%	$0.5	12.0%	6.2%
Personal loans(2)(3)	30.3	1.2%	0.4	37.1	1.2%	0.4	22.5%	27.8%
Telecom and utilities(4)	4.4	10.0%	0.4	8.8	6.2%	0.5	99.4%	23.4%
Credit cards(2)(3)	64.1	1.0%	0.6	75.2	1.0%	0.7	17.4%	15.0%
Total Canada	$163.2	1.2%	$1.9	$193.3	1.2%	$2.2	18.4%	17.0%

Note: All figures converted to USD at the exchange rate of $0.7149 per Canadian dollar as of November 22, 2024.
(1)
Data excludes consumer insolvencies, which amounted to 137,178 and 123,233 filings in 2019 and 2023, respectively (Source: Innovation, Science and Economic Development Canada); insolvencies include consumer bankruptcies and proposals.

(2)
Source: Statistics Canada for face value figures; includes non-mortgage loans from chartered banks, excluding unincorporated business; excludes non-mortgage loans from non-banks due to lack of asset type breakdown.

(3)
Source: TransUnion for charge-offs figures; reflects 60+ DPD balance delinquency rate for auto loans and personal loans and 90+ DPD for credit cards for Q4 2019 and Q4 2023.

(4)
Telecom figures depict total amount of net customer receivables, 60 days past billing date for Bell Canada, Rogers Communications Inc., and TELUS Corporation; utilities figures excluded due to lack of available data.

We estimate our share of the Canadian market illustrated above to be approximately 25.4% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, or $0.6 billion, after not having any market share in 2019, which was before we entered the Canadian market through the acquisition of Canaccede. Because we are the largest purchaser of nonperforming and insolvent consumer receivables in Canada, the most significant opportunity to increase our market share in Canada is by increasing the proportion of credit grantors who sell their nonperforming and insolvent consumer receivables and by purchasing more in asset classes where we are already a market leader in the United States.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Auto loans	$—	—%	$—	4.4%	NM	4.4%
Personal loans	—	—%	0.1	28.2%	NM	28.2%
Telecom and utilities	—	—%	—	8.1%	NM	8.1%
Credit cards	—	—%	0.4	51.8%	NM	51.8%
Total Canada	$—	—%	$0.6	25.4%	NM	25.4%

“NM” — not meaningful
Canaccede historically focused on bank-purchased portfolios, which include credit cards, unsecured personal installment loans and auto deficiencies. Since the acquisition of Canaccede more than four years ago, we have deployed our analytical framework and proprietary collection strategies to enter the telecom and utilities asset classes and the secured auto asset class. We have significantly broadened Canaccede’s base of clients to cover four out of the six largest banks in Canada (with the other two major banks currently not selling charged-off accounts), and we have established forward flow agreements with several other major credit originators in Canada.
In Canada, we have marketed a credit card to consumers whose accounts we acquired through an insolvency purchase and who have or will soon complete an insolvency. We recognize a willingness to repay and creditworthiness of the consumer due to an established payment pattern and their retirement of other debt, and in this way, we help creditworthy consumers re-establish their access to credit and rebuild their credit

profile. As of December 31, 2024, we had $      million of Canadian credit card receivables outstanding. Due to recent legislative changes to the maximum permitted interest rate in Canada for new credit agreements originated on or after January 1, 2025, we expect future new originations to decline. The changes do not impact existing credit agreements entered into before January 1, 2025, and there is no direct impact on our existing credit card customers.
We have two offices in Canada: Toronto, Ontario and London, Ontario. As of December 31, 2024, we had        FTE in Canada, which includes        FTE in Mumbai, India primarily focused on IT support.
Historical Performance
The charts below summarize the Canada portfolio performance since the formation of Canaccede in 2008, including results from prior to our acquisition of the business in 2020. The majority of Canadian purchases have been in insolvencies, which have a lower collection multiple, but also meaningfully lower cost-to-collect relative to distressed portfolios, resulting in a similar net return. In 2016, Canaccede entered into a large insolvency forward flow agreement but deployments have declined since, mainly due to a market-wide decline in distressed and insolvent loans. In 2022 and 2023, volumes started to normalize, and Canaccede has added clients and returned to growth in 2024. Our Canadian portfolios have demonstrated consistently strong performance relative to our original forecast, with insolvency purchases generally having a higher level of predictability of collections and a much lower cost-to-collect relative to distressed purchases.
United Kingdom
The United Kingdom has a well-established regulatory framework with the Financial Conduct Authority (the “FCA”) as the prudential regulator for the debt recovery sector. The debt purchasing market is characterized by payment plans and substantially longer collection curves relative to the United States. Our purchasing activity in the United Kingdom is focused primarily on utilities and telecom accounts as well as installment loans that are principally used to finance point-of-sale purchases. We believe we are the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom, just as we believe we are the largest purchaser of this asset class in the United States and Canada. We have not historically engaged in the larger bank credit card charge-off market, where competition has made available returns unattractive, but we believe there may be an opportunity to grow into this market as over-levered competitors have been under strain and have pulled back. In February 2022, we acquired ResolveCall, a provider of field-based reconnection services for lenders, debt buyers, utilities, banks, and governmental entities. ResolveCall was a servicer for us before we acquired it, and we believe its “last mile” collections capability is unique in the United Kingdom market and provides a competitive advantage to our purchasing operations. Most major debt buyers operating in the United Kingdom rely on ResolveCall for field-based reconnection services. By owning ResolveCall directly, our purchasing operations can realize cost savings, while other debt buyers in the industry must outsource to ResolveCall. In April 2023, we further expanded our U.K. platform by acquiring Moriarty, a purpose-built consumer litigation platform for debt buyers, utilities and banks. We believe internal legal collections is an important and exclusive collections capability that completes our tool set in the U.K. market. Our platform offers debt purchase through JC International Acquisition, LLC, third-party contingency servicing capabilities through CARS, consumer reconnection through ResolveCall and legal recovery through Moriarty. The majority of our third-party servicing business globally is in the United Kingdom, partly due to the ResolveCall and Moriarty businesses. This full set of capabilities creates a unique proposition for clients who are evaluating different debt recovery strategies and are looking to reduce their vendor footprint.
We estimate the annual TAM for the U.K. market of $6.2 billion based on the cumulative TAM of the asset classes listed below, which we have estimated annual face value charged-off based on outstanding balances and the percentage of write-offs. We estimate that the TAM was $5.6 billion in 2019, representing a 2019 to 2023 growth rate of 11.9%.
	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Face Value	Charge- Off Ratio	Market Charge-Offs	2023 Face Value	Charge- Off Ratio	Market Charge-Offs	Face Value	Charge- Offs
	($ in billions)
Consumer loans(1)	$190.3	1.1%	$2.0	$188.2	0.7%	$1.3	(1.1)%	(37.3)%
Telecom and utilities(2)(3)(4)	—	—%	1.5	—	—%	3.6	NM	137.4%
Credit cards(1)	90.4	2.3%	2.1	86.1	1.6%	1.4	(4.7)%	(32.1)%
Total United Kingdom	$280.6	2.0%	$5.6	$274.4	2.3%	$6.2	(2.2)%	11.9%

“NM” — not meaningful
Note: All figures converted to USD at the exchange rate of $1.2514 per British pound as of November 22, 2024.
(1)
Source: Bank of England.

(2)
Source: Ofcom (Telecom) and Ofgem (Utilities).

(3)
Telecom figures reflect total consumer debt in arrears for January 2020 and July 2023.

(4)
Utilities figures reflect total electric & gas customer debt in arrears for Q4 2019 and Q4 2023.

We estimate our share of the U.K. market illustrated above to be approximately 6.5% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, an increase from our estimated share of 2.2% in 2019. We believe we are the market leader in the Telecom and Utilities market. We currently have a small share of the market for consumer loans or credit cards and believe we have a significant opportunity to grow our purchasing in those markets going forwards.
	2019 Full Year		2023 Full Year		2019 – 2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Consumer loans	$—	1.0%	$0.1	10.2%	552.4%	9.2%
Telecom and utilities	0.1	6.9%	0.3	7.7%	163.3%	0.8%
Credit cards	—	—%	—	0.1%	NM	0.1%
Total United Kingdom	$0.1	2.2%	$0.4	6.5%	226.7%	4.3%

“NM” — not meaningful
We have grown both organically and inorganically, with U.K. collections growing at a    % compound annual growth rate to $      million in 2024 from $5.9 million in 2019.
We have three offices in the United Kingdom:   London, Paisley and Basingstoke. As of December 31, 2024, we had        FTE in the United Kingdom, and        FTE at our co-sourced operation in Mumbai, India.

Historical Performance
The charts below summarize the U.K. portfolio performance since our entry in the U.K. market in 2009. Between 2009 and 2018, our purchasing was opportunistic as the competitive environment did not always provide consistent attractive returns. Beginning in 2019, we established our niche in telecom and utilities and point-of-sale installment loans, and we have extended our advantages in these asset classes through our acquisitions of ResolveCall and Moriarty. Our cumulative collections have consistently outperformed the original forecast, demonstrating the accuracy of our modeling and our ability to improve performance over time relative to the capabilities we have on initial forecast.
Latin America
Our principal Latin American markets are currently in Colombia, Peru and the Caribbean, where we have investment activity in the Bahamas, Barbados, Belize, the Dominican Republic, Jamaica, the Republic of Trinidad and Tobago and the Turks and Caicos Islands. We use different external servicers in different Latin American markets based on their advantages and competencies in different asset classes. Our strategy in Latin America is similar to our other markets, to own the data and analytics as well as proprietary and employee-differentiating collection strategies and to outsource labor-intensive call-center-based collections.
In December 2022, we acquired the nonperforming loan assets and certain legal entities of Refinancia, a Colombian purchaser and servicer with nonperforming loan purchase data covering approximately $2.0 billion in face value and a track record that extends back over 15 years. We initially established a successful joint venture with Refinancia in which the servicing operations of Refinancia, which we did not acquire, maintained a 10% interest in our purchases in Colombia and serviced the assets we acquired. In 2023, we acquired the remaining 10% interest and subsequently hired certain key employees from Refinancia to enhance our in-house data analytics, client acquisition, legal and regulatory compliance, and portfolio management capabilities in Latin America.
In 2023, we also entered the Caribbean market by acquiring several legal entities with a back book of defaulted unsecured consumer loans serviced by third-party agencies from Pangea. We also entered into a forward flow agreement that would have us purchase defaulted unsecured consumer loans from an existing client operating across the Caribbean.
Because of the different national footprints, it is difficult to estimate the addressable markets across the whole of the Latin American region. In Colombia, our largest country exposure in Latin America, we estimate an annual TAM for the Colombian market of approximately $4.0 billion in estimated annual face value charged-off based on outstanding balances and past due loan book. We estimate that the TAM was $1.7 billion in 2019, representing a 2019 to 2023 growth rate of 131%.

	2019 Full Year Market			2023 Full Year Market
		Estimated Annual			Estimated Annual		2019 – 2023 % Change
	2019 Face Value	Charge- Off Ratio	Market Charge-Offs	2023 Face Value	Charge- Off Ratio	Market Charge-Offs	Face Value	Charge- Offs
($ in billions)
Total Colombia(1)(2)	$36.2	4.7%	$1.7	$48.0	8.2%	$4.0	32.8%	131.0%
Note: All figures converted to USD at the exchange rate of $0.00023 per Colombian peso as of November 22, 2024.
(1)
Source: Superintendencia Financiera de Colombia.

(2)
Face value reflects total consumer debt balance (excluding mortgages) and charge-off ratio reflects past due loan book at December 2019 and December 2023.

We estimate our share of the Colombian market illustrated above to be approximately 10.4% in aggregate based on the total face value of distressed or insolvent accounts we purchased in 2023, or $0.4 billion, after not having any market share in 2019, which was before we entered the Colombian market. We believe we are now the market leader in the Colombian market. In Colombia, most major credit grantors sell their non-performing accounts. We believe we have a significant opportunity to grow in Latin America by entering and developing the market for purchasing auto loans, telecom receivables or other asset classes, and by entering new Latin American markets going forwards.
	2019 Full Year		2023 Full Year		2019-2023 Change
	Face Value Purchased	Share of TAM	Face Value Purchased	Share of TAM	% Face Value Purchased	Share of TAM
	($ in billions)
Total Colombia	$—	—%	$0.4	10.4%	NM	10.4%

“NM” — not meaningful
While Latin America is our newest geographic market, we have grown this geographic market rapidly, with Latin America collections growing to $      million in 2024 from $0.8 million in 2021, the year we entered the market.
The regulatory environment in Latin America is less restrictive with respect to the use of certain new technologies than the regulatory environments in other markets where we operate. We believe that the less restrictive environment in Latin America allows us to develop and test new collection capabilities, before considering introducing them in other markets. In the United States, for instance, a highly-regulated environment makes it challenging to utilize new technologies such as AI in certain ways due to the potential for consumer inconvenience and disparate impact in the results emanating from AI decision making until the compliance of these technologies is proven.
We have one office in Latin America, in Bogotá, Colombia, and run most of our Latin American purchasing and collections through that office. As of December 31, 2024, we had        FTE in that office that oversee purchasing operations, analytics and management of local third-party servicers.
Historical Performance
The charts below summarize the Latin American portfolio performance since our data begins on Refinancia in 2014, including results from prior to our acquisition of its nonperforming loan assets and certain legal entities in 2022 and 2023. We underwrite purchases in Latin America to higher returns than we do in other geographies to compensate for what we believe is a higher level of risk. However, we believe our platform in Latin America has achieved consistently strong performance. In 2021, the Colombian government provided consumers an incentive to payoff old debts, which brought forward some collections in 2022 as the incentives were effective if the payments were completed before the end of October 2022. In 2023, we purchased large portfolios in Peru and Pangea, which contributed to the significant growth in deployments and expected collections in 2023. In 2023, we also added many new clients in the Colombian market as we continue to build out our purchasing operation.

Our Role Within the Market
Our debt purchasing activity plays an important role in the financial ecosystem, providing credit originators with liquidity through the sale of nonperforming consumer receivables. Many of these lenders are focused on originating credit and do not have the capabilities to effectively service underperforming assets. As such, they choose to rely on debt purchasers who possess the compliance track record, internal resources and operational expertise needed to successfully manage consumers throughout the collections process. The recovery of delinquent consumer debts that debt purchasing enables mitigates the impact that consumer credit costs would have on borrowing costs. Debt purchasing allows credit originators to focus on originating new credit and doing so based on more predictable credit costs and operationally manageable collection processes, a vital part of a healthy functioning financial ecosystem and supporting the fair access to credit for consumers.
We customize our strategy of acquiring receivables for each geography and asset class, including those asset classes that have traditionally been underserved by major debt purchasers. While the debt purchasing sector has historically focused on prime-originated large-balance credit card receivables, a unique element of our strategy has been our full spectrum approach across asset classes. For instance, in auto loans, we pursue opportunities in secured auto loans, unsecured deficiency balances and insolvencies, positioning ourselves as a partner and full spectrum solution provider rather than just a bidder on discrete pools of assets. Whereas Canaccede had never historically purchased outside of credit card receivables prior to our acquisition of the business in 2020, we now have three significant auto loan clients in Canada that we have purchased from in 2024. We also have capabilities in smaller balance receivables, including smaller consumer installment loans, “buy now, pay later” loans, telecom and utilities receivables, and small balance credit card debt. Certain parts of the installment loan asset class we have focused on, such as “buy now, pay later,” other point of sale financings and fintech originated installment loans have grown more quickly than other asset classes. Whether competing directly with other debt purchasers or targeting niche, underserved asset classes, our investment thesis remains centered on unwavering discipline in adhering to our return thresholds. Our significant customer database amassed over 20 years, advanced machine learning and analytics capabilities enable us to model returns with a high degree of predictability, allowing us to price portfolios accurately and maintain a consistent, disciplined acquisition strategy. Our advantage in cost-to-collect has also allowed us to earn higher returns at the same pricing as other debt buyers with a higher cost-to-collect. We believe we provide significant value to our clients by helping them solve a diverse array of asset classes and geographies through a single counterparty.
Our Strengths
We believe that the following strengths have been essential to our success to date and will continue to be important in the future.

Strategic focus and leadership position in asset classes with large underlying markets and low penetration
We focus on consumer asset classes that are large and growing but underpenetrated by other large debt buyers. We have unique operational capabilities in each of our target asset classes and a substantial data advantage obtained through over 22 years of operational history, which provide a competitive advantage and create attractive pricing dynamics. Today, we believe we are the market leader in several asset classes in the United States, Canada and the United Kingdom including:
▪
the largest purchaser of nonperforming telecom and utilities receivables in the United States;

▪
the largest purchaser of both nonperforming and insolvent auto finance receivables in the United States;

▪
the largest or second largest purchaser of insolvent consumer receivables in the United States;

▪
the largest purchaser of both nonperforming and insolvent consumer receivables in Canada; and

▪
the largest purchaser of nonperforming telecom and utilities receivables in the United Kingdom.

There are important differences between successfully collecting a small balance nonperforming account, such as a telecom bill or a small balance credit card, and a prime-originated large-balance credit card. We believe our expertise in collecting these accounts effectively and compliantly, coupled with our low cost-to-collect, create significant barriers to entry and enhance our performance.
We also have the full set of capabilities to participate in transactions in more competitive markets such as prime large-balance credit card charge-offs, but we employ a disciplined investment approach driven by return targets to determine where to allocate capital, and we choose to focus on markets where we believe we can obtain higher risk-adjusted returns.
Superior analytics supported by proprietary “through-the-cycle” data
Since our inception over 22 years ago and through December 31, 2024, we have invested nearly $      billion in portfolios with an original face value of greater than $      billion, representing approximately                 million unique consumers. We believe our significant data repository is very valuable since credit bureau data has lower predictive power for payment performance of consumers with nonperforming accounts. Our advanced pricing models stratify accounts based on hundreds of variables examined for predictive value, determine optimal collection strategy and accurately forecast liquidation rates and cost-to-collect expenses. The value of our data repository and analytics is demonstrated by our actual collections experience, which has a low standard deviation from our forecasts.
Long-standing relationships and contracted deployments with diverse and granular set of clients
We have forged both long-term and granular partnerships with our clients, including leading telecom and utilities providers and major auto finance originators. From January 1, 2022 through December 31, 2024, of our top five and ten counterparties (excluding Conn’s),            and           have been clients for            or more years, respectively. In 2024, we made             discrete purchases averaging            transactions per month with an average purchase size of $      thousand, excluding the Conn’s Portfolio Purchase. We position our platform to clients as a comprehensive solution provider as opposed to a transaction counterparty, and we emphasize our industry-leading compliance and regulatory practices. The strength of our relationships allows us to enter into forward flow agreements for as long as three years that we regularly renew, which lock in future deployments from existing clients and provide contractual and pricing certainty. As of December 31, 2024, we had $      million of committed purchases through forward flow agreements.
Track record of consistent, stable profitability
We have a long and consistent track record of operational execution and disciplined growth that spans our over 22-year history. We have successfully navigated a variety of market conditions and credit cycles and have continued to grow our collections through the combination of organic growth and the successful integrations of several strategic acquisitions. We have demonstrated the ability to generate reliable collections in both a strong economic climate as well as periods of economic stress. We have been profitable every year since inception. For the year ended December 31, 2024, we had net income of $      million, compared to $111.5 million for the year ended December 31, 2023 and $87.6 million for the year ended December 31,

2022. In addition, we had Adjusted EBITDA of $      million for the year ended December 31, 2024, compared to $168.2 million for the year ended December 31, 2023 and $129.5 million for the year ended December 31, 2022.
Best-in-class operating efficiency
We have a long history of operational innovation, and our platform has been able to produce improving efficiency in collections despite our smaller overall scale and the fact that the average account balance in our portfolios is smaller than some of our key peers. Our cash efficiency ratio, which was    % for the year ended December 31, 2024, as compared to ratios ranging from    % to    % for our key competitors. Our cash efficiency ratio was also higher than the cash efficiency ratios of our key competitors in each of the last five years. We believe our superior operating efficiency allows us to earn a higher level of profit than our competitors on equivalent purchases and allows us to continue to scale with increased profitability. A number of factors drive our platform’s efficiency outperformance, including our proprietary platform, our primarily outsourced variable expense structure and our co-sourced operation in Mumbai, India, which we believe helps produce a significant cost-to-collect advantage relative to competitors that maintain fixed cost U.S. based collection operations.
Competitive advantages from variable cost business model with proprietary collection capabilities
Our model is to outsource the aspects of the collections value chain that we view as commoditized or operationally intensive and do not produce a competitive advantage, such as running a large domestic call center. We instead seek to own the high value-add aspects of the purchasing and collection process, including performance data, extensive data analytical capabilities, technological capabilities and the collection processes and techniques that we believe create significant barriers to entry and competitive advantages. We believe competitors that maintain large domestic call centers are disadvantaged because they bear a significant fixed cost base and are not able to scale up and scale down deployments based on the market environment. By contrast, we have a variable cost structure. We scaled down deployments during 2020 and 2021 when the deployment market was weaker due to government stimulus packages, and we are scaling up significantly in recent years as the market opportunity has become significantly more favorable to us. In addition to our Mumbai collection center, we outsource other collections we believe to be commoditized to different agencies based on their particular competencies using our proprietary ValuTiers segmentation process to optimize our collections and reduce our cost-to-collect. We maintain unique legal and digital collection capabilities in our markets and have proprietary technologies and business processes that help us sustain our efficiency advantage, including ValuTiers, PrecisionHandler Solution, BankruptcyStream, VeriCredit, Recovery Solution, RefundTrack, CustomerCare Solution, OptimizedOffer Solution and JFRAME360.
Conservative leverage and consistent cash flow provide strong debt servicing capabilities
We reported net operating income of $      million for the year ended December 31, 2024. Our adjusted cash EBITDA was $      million for the year ended December 31, 2024, and our leverage based on the ratio of our net debt to adjusted cash EBITDA was           x as of December 31, 2024. For additional information regarding adjusted cash EBITDA, a non-GAAP financial measure, and our leverage, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We have historically had, and continue to maintain, lower leverage than our peers. We view our low level of leverage to be a competitive advantage because it allows us to maintain the flexibility to expand deployments as market opportunities arise. Since we were founded, we have operated with conservative financial policies while delivering strong results. We have increased our leverage in the current market, as we believe the opportunities to deploy attractively have risen meaningfully over the year ended December 31, 2024. Despite our investments in growth, we continue to maintain lower leverage than our key competitors, whose reported leverage as of December 31, 2024 ranged from                 x to                 x.
Comprehensive focus on compliance and risk management centered around the consumer
Since our beginning, we have emphasized a culture of compliance premised on treating consumers fairly and helping them achieve their financial goals. We believe our compliance investments and capabilities as well as our collaborative approach with both consumers and regulators positions us well as regulators continue to promote high standards for our industry. We aim to provide consumers sensible solutions and assist them as they return to financial health. This unrelenting focus on doing the right thing and treating consumers with compassion and respect is at the heart of our exemplary compliance track record, which we believe is an important differentiator when compared to other industry participants. Credit originators across our markets are highly sensitive to regulatory compliance issues and the care of their customers, and our reputation as a “safe pair of hands” allows us to win transactions in certain situations even if we do not offer the highest purchase price for their accounts.
Experienced, operationally focused management team
We have a highly qualified senior management team with a strong track record of executing effective, compliant and innovative collection strategies. Our Chief Executive Officer, David Burton, with over 30 years of experience in the debt recovery industry, founded Jefferson Capital in 2002 and has been integral to our strategy, operations and success. Our team has experience across economic cycles and understands how to navigate changing market conditions. Throughout the organization, we have a culture of performance that is based upon decades of industry experience among the senior management team.
Our Growth Strategy
Our revenue and net income have grown at a    % and    % compound annual growth rate from the year ended December 31, 2019 to the year ended December 31, 2024, respectively. We have grown both our revenue and our net operating income every year since 2013. We have managed to produce consistent historical growth despite changing deployment environments in many of our core markets by expanding our geographies, including the acquisition of Canaccede in Canada and by acquiring the assets and certain entities of Refinancia in Colombia. At the same time, we have also produced significant organic growth in our deployment volumes, particularly in our core U.S. market.
We believe there are organic and inorganic opportunities for growing our ERC, revenues and net income from both new and existing clients. We estimate that the TAM in our asset classes in the United States was approximately $145.3 billion in 2023, relative to our purchased face value of $6.3 billion or 4.3% of our TAM. Our TAM in Canada, the United Kingdom and Colombia was an additional $2.2 billion, $6.2 billion and $4.0 billion, respectively, and our purchased face value in these markets was 25.4%, 6.5% and 10.3% of our TAM in 2023. See “Prospectus Summary — Our Markets” for further information on the calculation of our TAM.
We believe the below factors well-position us to increase our ERC, revenues and net income and enhance our position as a market leader in our core asset classes.
Rising nonperforming loans market-wide
According to the Federal Reserve Bank of St. Louis, the 30+ delinquency rate on U.S. credit cards at commercial banks has risen sequentially since the third quarter of 2021 and as of            , 2024, stood at    %, the highest level since the fourth quarter of 2011. Similarly, charge-offs on U.S. credit cards at commercial banks have followed delinquencies higher and as of            , 2024, stood at     %, also the highest level since the fourth quarter of 2011 based on the same data. The trend towards higher levels of delinquency had come despite consistently low levels of unemployment, which stood at 4.1% as of October 31, 2024, up only modestly from 3.7% at December 31, 2023 according to the Bureau of Labor Statistics. On September 30, 2024, the “on-ramp” for student loan repayments ended and missed payments on the $1.5 trillion of federal government student loans started to be reported to credit bureaus and sent to collections for the first time in four and a half years, further straining finances for consumers who may also have other loan obligations. Given the trend towards a rising proportion of loans in early stage delinquency, we believe more loans will continue to ultimately roll to charge-off, and this will increase the number of charged-off loans that our clients will look to sell. We believe the opportunity to grow our deployments and ERC has been rising. At the same time, as the amount of nonperforming loans for sale rises, we believe pricing has typically declined and returns have risen, and recent deployments have been underwritten at higher risk-adjusted returns than our older vintages. We believe we have ample financial capacity to take advantage of this potential market opportunity.
Drive deployment growth through operating efficiencies of our proprietary digital technologies
We have developed an innovative and proprietary digital collections platform that automates standardized administrative or repetitive tasks while providing consumers with direct and immediate communication in a personal and non-intrusive manner that offers a more convenient payment method. The platform also reduces our reliance on traditional communication methods such as mail and direct calls, which further lowers our cost-to-collect and increases our net income. Our digital collections environment exemplifies our consumer-centric approach to client service by reaching consumers who prefer to interact with us online or digitally. This technology infrastructure also allows us to more precisely identify customer behavioral patterns. These insights enable us to digest new predictive data and adapt to changing macro-economic circumstances to more quickly refine our predictive models for new purchase pricing, fine-tune our deployment and pricing strategies or to change our collection strategies. Our technology infrastructure enables us to implement changes across our organization in an expedited fashion. We believe these factors contribute to our ability to produce higher returns than our publicly traded competitors and grow our market share, including our market share in asset classes where our peers focus.
Add new clients in our core markets in the United States and Canada
Our business development team has successfully grown our deployments for many years by adding new clients, retaining our core clients and increasing the range of asset classes that clients generally sell to us. In 2023, we added 32 new clients, and in 2024, we added             new clients. During this time, we also saw substantial increases in volumes from many existing clients. Some of our new clients are first time sellers that previously retained and collected their own charged-off accounts. These relationships typically begin with us making smaller purchases; however, as our clients become more familiar with our capabilities, compliance, and professionalism, there is greater potential for substantially higher purchase volume. In other instances, we gain new clients that previously sold their accounts to peer debt buyers. We increasingly find that our efficiency and our demonstrated lower cost-to-collect allows us to be competitive with larger debt buyers in the large-balance credit card market in which they focus while maintaining our target return requirements.
Leverage our data and collection capabilities across a variety of asset class focus in Canada, the United Kingdom and Latin America
Unlike some of our peers, we pursue nonperforming loan purchase opportunities across a wide variety of asset classes and in insolvency as well as distressed receivables and have for a long time been a leader in the United States in those asset classes. When we acquired Canaccede in 2020, Canaccede’s business was mainly comprised of purchasing credit cards and personal loans. Based in part upon our experience in the United States, we have now expanded our Canadian business into purchasing, among other things, secured auto loans, telecom receivables and utility receivables. In 2019, we similarly started to focus heavily on telecom and utilities purchases in the United Kingdom and are now a market leader in the United Kingdom. Based upon our leadership in the Canadian and U.S. insolvency markets, we decided to launch insolvency purchasing in the United Kingdom in 2023. In the Caribbean, we began purchasing credit cards and personal loans in 2023, and we are expanding our purchasing to include secured loans as well. We believe our experience and success in purchasing certain asset classes in the United States will allow us to grow our market share in similar asset classes in other geographies.
Expand performing or semi-performing loan purchasing in the United States
We have historically entered new asset classes opportunistically where we believe returns will be attractive, the underlying market is large, and we are able to develop a competitive moat through better data and collection strategies. We believe performing consumer loans with credit deterioration, a high degree of credit risk or that require significant focus on servicing offer such an opportunity and one for which our skill set is particularly well-suited. During 2022 and 2023, we selectively purchased pools of performing loans where there was some level of credit deterioration or related risk, because our experience in handling more seriously delinquent nonperforming loans provided the skills and strategies to successfully acquire and service the semi-performing asset class. The Conn’s Portfolio Purchase in 2024 reflected a significant expansion of this strategy. Because the cash flows emanating from performing loans or semi-performing loans are much greater than they are for non-performing loans on a relative basis, and the cost of collecting these assets are substantially less, the market size for performing loans can represent a significant expansion from the non-performing loan market. We believe that there will be the opportunity to purchase other portfolios that contain a mix of performing and non-performing loans and having the capability to evaluate and purchase and service both together, and an ability to manage performing loans that become non-performing where there is an elevated credit risk, will be a competitive advantage.

Organically enter new adjacent geographic markets in Latin America
We entered the Colombian market in 2021 through a purchase alongside Refinancia, as a partner, from a significant global bank that was also our client in a separate geography. We scaled our presence in Colombia by acquiring the assets and certain entities of Refinancia in 2022 and 2023, which expanded our purchasing and client relationships in the Colombian market. In Colombia, we added four new clients in 2023 and             new clients in 2024. Additionally, in 2023, we began purchasing in Peru and the Caribbean. Existing clients have expressed interest in selling portfolios to us in the following markets: Mexico, Chile, Panama and Costa Rica. We believe this interest is indicative of the attractiveness of our platform as compared to local competitors, such as cost of funds, financial capacity and operational compliance disciplines. Given increased interest in our platform in Latin America, we believe we could create a more substantive Pan-Latin America platform over time.
Acquire a distressed European platform at an attractive entry price
There are a handful of major European platforms that are undergoing a level of financial distress due to overleverage and poor performance, which caused them to have unattractive returns for years and at high levels of leverage. Based on publicly disclosed financial reports, two of the largest platforms are reported to have become increasingly unprofitable and face maturities that cannot be repaid or are either in the midst of debt restructuring or soon will be. While we do not have any binding agreements or commitments to do so, we believe there could be a possibility in the future to acquire the assets of such a platform or a smaller European platform facing similar issues at an attractive entry price, which would allow us to expand our business further into continental Europe.
Enter the high street bank market in the United Kingdom
We may have the opportunity to purchase from the British “high street” banks, because other competitors that have experienced financial distress have pulled back in this market. We believe our competitors’ exits have created more favorable pricing in the market and allow for higher returns than have been available historically. Should the competitive market change to the extent that returns meet our requirements, we could access the much larger U.K. bank market, allowing us to expand beyond the telecom and utilities and installment loans markets in which we currently participate.
Our Clients
We purchase portfolios of nonperforming loans through either single portfolio purchases, referred to as spot sales, or through the pre-arranged agreement to purchase multiple portfolios at regular intervals, referred to as forward flow sales. Under a forward flow contract, we agree to purchase statistically similar nonperforming loan portfolios from credit grantors on a periodic basis at a pre-negotiated price over a specified time period, generally from six months to as long as three years for some of our clients. We regularly renew our forward flow contracts with our long-time clients.
We benefit from a long-term client base with whom we have forward flow agreements in place that regularly renew. We seek to form strategic relationships with clients and engage in regular dialogue with their senior executives in order to identify additional opportunities to enhance their goals. We continuously improve our cost-to-collect and build a “moat” around the client relationship that we believe would be very difficult for any new entrant to replicate. As of December 31, 2024, we have had a relationship of over five years with        of our top ten clients and $      million of total committed forward flows.
We also manage an active pipeline of new clients and utilize extensive marketing efforts to realize new purchasing opportunities. Over the last five years, we have experienced significant growth in our purchases in terms of both dollar amount and the number of sellers, adding over 100 new clients between 2018 and 2023.
Our purchasing and client relationships are characterized by very low concentration. For the period beginning January 1, 2022 and ending December 31, 2024, excluding the Conn’s Portfolio Purchase, our top five counterparties accounted for    % of purchases with the top counterparty accounting for    % of total purchase volume. In 2024, we made        discrete purchases averaging        transactions per month with an average purchase size of $       thousand, excluding the Conn’s Portfolio Purchase. Our senior officers and sales personnel regularly contact known and prospective sellers of nonperforming loans, including major banks, credit unions, fintech lenders, auto finance companies, retailers, telecom providers, utilities and other consumer lenders. We have forged long-term partnerships with major financial institutions, major telecom companies and many smaller niche originators. In 2024 alone, we added           new clients, in addition to seeing substantial increases in volumes from many existing clients. In addition to our forward flows with long-time clients where we derive the vast majority of our purchases, we also actively participate in bidding for new purchases of nonperforming loan portfolios through auctions and negotiated sales. In an auction process, the seller assembles a portfolio of nonperforming loans and seeks purchase prices from specifically invited potential purchasers. In a privately negotiated sale process, the seller typically contacts one purchaser directly, receives a bid, and negotiates the terms of sale. In both cases invited purchasers will typically be pre-qualified, having already successfully completed a due diligence examination that includes a review of the purchaser’s industry experience, financial standing, operating procedures, business practices, compliance practices, and oversight.
We market our platform to our clients as a comprehensive solution provider as opposed to a transaction counterparty and seek to establish long-term partnerships. Unlike most other purchasers of nonperforming loans, we purchase secured and unsecured asset classes, for both distressed and insolvency and across the credit spectrum. We believe creditors prefer to work with us as they do not have to engage multiple vendors, which requires lengthy and complicated onboarding and may increase cost and risk. We believe our ability to offer more comprehensive solutions leads to longer-lasting relationships with our clients.
Our Operations
Our operational strategy is to create differentiated capabilities that provide a competitive advantage while outsourcing the activities that we believe are commoditized and operationally intensive. These capabilities include the data and analytical capabilities, master servicing capabilities, technology and digital collection capabilities, and legal collections as well as other unique or differentiated collection capabilities for a given market.
We utilize external servicing resources, including both collection agencies and external law firms, more than some of the other major nonperforming loan purchasers because of the operational flexibility and the competitive performance dynamics they provide. By having less overhead and a higher proportion of variable costs, we believe we are more disciplined on pricing than our peers and are able to refrain from purchasing at returns below our thresholds. We believe our peers may feel more pressure to purchase at lower returns in order to support a larger fixed cost base comprised of much larger internal call center and internal legal channel operations. Because our operating model is flexible and scalable based on variable operating expenses, we can scale upward and downward as needed depending on supply conditions in the deployment market. Managing external servicers and resources is a core competency. We employ a rigorous onboarding process, with an emphasis on compliance and risk management through CMS, we have active oversight of the operations and performance, and we can and do shift our placements if we find performance is lagging or because an external vendor, like a law firm or agency, will not be able to meet our stringent compliance standards.
We organize our business and reportable segments based on geography, with different leaders overseeing their respective markets in recognition of regulatory, market and cultural differences. Our U.S. data and analytics are performed through our Sartell, Minnesota office, and we maintain an investment committee chaired by our Chief Executive Officer, David Burton. Pricing and analytics for purchases in the United Kingdom are also done from Sartell, Minnesota, but the client relationships are maintained locally and servicing operations are overseen by our U.K. leadership. Our analytics and modeling for Latin America is largely managed by our Bogotá office but with support from both our Toronto and Minneapolis offices, including client relationship management for global clients that operate in Latin America, in addition to legal, compliance and vendor management oversight. Our Canadian operations perform their own data and analytics out of Toronto, but we leverage our own expertise in different asset classes in the United States to broaden and sharpen the modeling and purchasing capabilities of our Canadian operations. Individual heads of each of our geographic locations produce pricing and return recommendations for individual purchases under evaluation.
Bidding Process, Analytics and Vendor Management
We maintain a business development team and pipeline across all of our geographic locations that manage relationships with hundreds of credit originators as well as loan brokers that sometimes manage auctions on behalf of a seller. We model and underwrite every purchase based on an internal rate of return net of collection expenses on an unlevered basis. We also evaluate our levered returns and the multiples of invested capital with and without collection expenses in underwriting a purchase. We forecast different liquidation scenarios including recession scenarios in determining whether a given purchase can cover our cost of capital even in extreme circumstances. We segment a portfolio based on accounts with similar attributes and forecast the liquidation of each segment. We build proprietary predictive models that weigh hundreds of variables, which are regularly updated and adjusted for predictive value and iterate continuously for changes in the macro environment, borrower behavior, local law and our collection strategies or capabilities. We iterate our pricing models continuously based on real time collection performance to respond as quickly as possible to changes in the market or consumer behavior and refine pricing and analytics for new portfolio bidding. We have regularly outperformed our underwriting forecasts in the aggregate over a long period of time and through multiple economic cycles.
Our pricing models are proprietary. We employ different models to evaluate different accounts or risks, using various modeling techniques, including a linear logistical regression model, a surrogate model that extrapolates based on very recent performance of similar accounts we already own and a backcast technique. For insolvency accounts in particular, we also use a neural network model that is iteratively trained using back-propagation of errors machine learning and a bankruptcy dismissal model that predicts the risk and timing of a bankruptcy dismissal based on the confirmation status and other account attributes. Some of the key correlative attributes incorporated in our models include average account balance, months on books, payment history, months since charge-off, collateral value for secured claims, payment plan percentage and who the bankruptcy trustee is if an insolvency claim.
Based on our modeling analytics, we also determine the optimal collection strategy at the time of acquisition for every account. The type of collection strategy can heavily impact our returns analysis and our pricing for a given portfolio due to differences in collections costs, the timing of collections, the quantum of collections ultimately realized and any incremental outlays such as for legal costs. Based on our forecast of collections net of expenses, incorporating the timing and cost of the chosen collection process, we calculate an unlevered internal rate of return that we sensitize based on different macro-economic stresses to determine pricing on a risk-adjusted basis for a given pool of assets.
At the time of each purchase, based on our analytics of the optimal collection channel for each given receivable cohort, we have identified how we will allocate each account among the collection channels, and we onboard the accounts and place them with internal recovery operations, external collection agencies, our internal legal channel, or external law firms, or in the event we must repossess a secured asset, external collateral recovery vendors.
After each purchase, we utilize a champion-challenger approach to allocate accounts to the service providers within each collection channel that generate the highest net present value for each portfolio segment. We utilize a combination of internal and external servicing to drive down our cost-to-collect and increase effectiveness through competitive performance measures which are used to allocate greater account placement volumes to the best performing servicer provider. This also helps us in devising future collection strategies. For example, if one collection agency or law firm is outperforming another or where an external agency or law firm is outperforming an internal agency or legal function, we allow similar accounts to transition to the collection vendor or channel that produces the highest net present value. This in turn drives optimal service provider performance as they compete to receive increased placements of our accounts. We continuously track portfolio performance and make changes in collection strategy across channels where performance lags expectation or where we find opportunities for improvement. We determine whether to use external or internal recovery through data analysis, which considers cost-to-collect, time value of money and net liquidation rates, among other performance measures. Performance data dictates which channels or vendors deserve a higher or lower share of our account placements going forward. We are agnostic as to whether we collect an account using our internal capabilities or place an account with an external vendor; we place accounts in the channel and with the vendor that our competitive performance measures indicate will produce the highest net present value in a rigorously compliant manner.
We utilize our proprietary ValuTiers segmentation process to establish commission rates for external agencies, which effectively homogenizes accounts across portfolios based on account attributes designed to result in comparable unit economics on the basis of collection effort required. This type of segmentation ensures we reward agencies with a higher collections commission for accounts that require more collection effort than the commission rate we would pay for accounts that we would expect to require less collection effort. This provides collection agencies an incentive to apply equal collection effort for all accounts placed within a ValuTier and ensures both easy and difficult accounts receive appropriate effort, thereby maximizing collections and lowering our aggregate cost-to-collect. We are then able to develop customized collection strategies for each ValuTier and are better able to select external collection agencies capable of achieving consistent maximum liquidation performance for a given ValuTier and account type and meet our stringent compliance requirements. We believe our proprietary methodology has generated a significant reduction in the cost-to-collect for our business in the United States and the United Kingdom, and it is now improving our efficiency in Canada as well as in Latin America.
Asset Diversification
We have expertise and historical data in under-penetrated asset classes where others lack robust historical performance that give us a competitive advantage in pricing and implementing collection strategies. Our asset classes are very diversified in the United States and the United Kingdom. We have achieved consistently high multiples of investment across all core asset classes. The below chart shows our asset diversification in the United States, Canada, the United Kingdom and Latin America as of December 31, 2024:
Our Business Lines
The chart below presents an overview of our collection channels for the year ended December 31, 2024 for each of our geographic locations or segments:
Distressed Business Line
Distressed is our largest business line and represents the purchase, collection and servicing collection of nonperforming consumer loans. The vast majority of distressed accounts that we purchase have been charged-off for reason of delinquency. However, we have also purchased accounts that are considered to be performing but have elevated credit risk, and that we can purchase at a significant discount to face value. The Conn’s Portfolio Purchase included both accounts that were charged-off and accounts that are considered to still be performing though with elevated credit risk, and we consolidated that purchase into our Distressed business line.

Since inception and through December 31, 2024, we have invested approximately $      billion in portfolios with original face value of approximately $      billion of distressed receivables with a strategic focus on underpenetrated asset classes, including consumer installment loans, telecom receivables, auto finance loans, utilities, and small balance credit card receivables. We believe we possess robust historical performance data that other competitors lack in each of these asset classes.
We purchase and manage the collection of distressed accounts across all of our geographies. We believe we are the largest purchaser of nonperforming telecom and utilities receivables in the United States, Canada and the United Kingdom. We believe we are also the largest purchaser of nonperforming auto finance receivables in the United States and the largest purchaser of nonperforming consumer receivables of any type in Canada.
Insolvency Business Line
In our Insolvency business line, we purchase and service insolvency accounts that are filed under the U.S. Bankruptcy Code, or under equivalent insolvency statutes in Canada and the United Kingdom. Accounts in an insolvency typically obtain payment plans that generally range from three to five years in duration. We purchase accounts that are at any stage in the bankruptcy plan life schedule. Portfolios acquired close to the filing of the bankruptcy plan will generally take months to generate cash flow, while aged portfolios acquired years after the plan filing will typically generate immediate cash flows. Non-U.S. insolvency accounts may have some slight differences but generally operate in a similar manner. In Canada, we purchase consumer proposal, consumer credit counseling and bankrupt accounts. We recently commenced purchasing portfolios of insolvent accounts in the United Kingdom, which are referred to as Individual Voluntary Arrangements.
Since inception and through December 31, 2024, we have invested approximately $      billion in portfolios with original face value of greater than $      billion in insolvency purchasing. We are able to manage all bankruptcy chapters in all states and territories and purchase in all secured and unsecured asset classes except for mortgages. We believe we are part of a very small subset of companies that buys consumer bankruptcy claims and part of an even smaller subset that buys secured consumer bankruptcy claims. Because we buy both secured and unsecured loans across the credit spectrum, we believe creditors prefer to work with us as they do not have to engage multiple vendors, which may require lengthy and complicated on-boarding and may increase cost and risk. In addition to the purchase of portfolios of insolvent loans, we provide fee-based services including third-party servicing of bankruptcy accounts in the United States and Canada.
We believe we are the largest or second largest purchaser of insolvent consumer receivables in the United States, and we believe we are the largest purchaser of insolvent consumer receivables in Canada.
Collections processes are very different for our Insolvency business line than for our Distressed business line. Insolvencies are consumer-initiated actions and the process of responding to these actions is technology-based and highly automated, without the operational intensity of distressed collection strategies. During a bankruptcy proceeding, our interaction in the collection process is solely with the bankruptcy trustee, and we have no interaction with the consumer. As a result, our cost-to-collect in Insolvency is substantially lower:     %, excluding the cost to repossess assets, for the year ended December 31, 2024 compared to     % for the year ended December 31, 2024 for the Distressed business line, excluding court costs and U.K. servicing businesses.
Our Collection Channels
For the Distressed business line, we have two primary types of collection channels, legal and voluntary. Legal collections are where we seek to obtain legal judgments that can be used to exercise post-judgment collection remedies. Voluntary collections are where we reach account holders, through our voluntary engagement and repayment strategies used by our internal recovery channels (both onshore and offshore) or an external agency, to attempt to contact the consumer directly.
Legal Collection Channel
The legal collection channel is used for accounts that our models and analytics identify as having a high propensity to pay in a legal environment. If the applicable local collection laws and legal collection costs for a given receivable are favorable, and if an account holder has the ability to pay but is unwilling to do so or if we cannot contact the account holder, we may involve our internal legal channel or external law firms. Our internal legal channel and external law firms seek to obtain legal judgments that can be used to exercise post-judgment collection remedies such as wage garnishments or liens on automobiles or real property where applicable. Simply initiating legal proceedings sometimes may result in voluntary payments. We have built a proprietary legal profitability model that is used to determine whether an account is worth the additional expense of commencing a legal action. This model utilizes the expected post-suit liquidation rate, the commission rate for using external law firms, court costs, the expected court cost recovery rate and the timing of the expected recovery. The legal process can take an extended period of time and result in higher costs, but when accounts are selected properly, it can also generate net collections that would not have been realized otherwise.
In the United States, we use our internal legal platform based primarily in our Denver, Colorado facility to support our internal attorneys in 18 states which represent over 50% of United States consumers, and we use a network of eight external legal service providers that cover the rest of the United States. In Canada, legal collections are less important to overall collections, so we use our internal legal channel in two provinces while using seven external vendors for those provinces as well as other provinces. In the United Kingdom, we expanded our internal legal collections platform in 2023 by acquiring Moriarty. Moriarty continues to service external clients, but we currently use and intend to use Moriarty to service an increasing proportion of our own accounts. We believe this will result in a higher net present value for our accounts through our champion challenger approach. We currently use only two external law firms in the United Kingdom to pursue legal collections where it is the optimal collection strategy for an account. Legal collections represent an even smaller portion of total collections in Latin America. Our internal legal channel accounted for $      million, or     %, of our collections for the year ended December 31, 2024. External law firms, by contrast, across our geographic locations accounted for $      million, or    %, of our collections for the year ended December 31, 2024.
Voluntary Collection Channel
Our internal recovery and external agency collections are voluntary in nature and constitute a more significant component of our collections than legal collections. This is due to our emphasis on seeking constructive engagement with consumers and obtaining voluntary repayment, as well as our unique asset class mix comprised of smaller balance accounts. Incurring court costs, which have certain fixed costs per suit, can be cost prohibitive on smaller balance accounts.
We maintain a small internal call center in Sartell, Minnesota, with        FTE as of December 31, 2024, which we use as a strategic benchmark rather than a scale-based call center operation. Our Sartell internal agency operation accounted for $      million, or    %, of our collections for the year ended December 31, 2024.
Due to their performance, our co-sourced operation in Mumbai, India has earned a greater share of account volumes compared to our external collection agencies and our Sartell call center. We believe a compliant and efficient offshoring system creates one of our cost-to-collect advantages relative to competitors. In 2016, we engaged an experienced offshore collection service provider to commence collections while using our system of record, our comprehensive account representative training program, our compliance management system requirements, and using our management to oversee collection activities. Our investment of time and resources in this effort has been successful, both in terms of competitive collection performance and cost-to-collect as well as meeting our stringent compliance and consumer experience requirements. Based on our champion-challenger approach, we have shifted a larger proportion of what we could have placed with external collection agencies to our co-sourced operation in Mumbai, India. For the year ended December 31, 2024, our Mumbai operations have recovered approximately    % of our total U.S. collections. We have realized significant savings and reduced our overall collection costs by shifting more ValuTier placements to Mumbai for portfolios where it is the best performing servicer. As with our external resources, we can scale up and down our Mumbai operation based on our requirements. Although we primarily place U.S. receivables to our internal collections group in Mumbai, in early 2023 we started to place portions of our U.K. portfolios to Mumbai. We believe we have a significant opportunity to improve our performance by shifting incremental collections to our Mumbai platform, including potentially a portion of our Canadian collections. Our Mumbai operation accounted for $      million, or    %, of our aggregate collections for the year ended December 31, 2024.
Our external collection channel remains among our largest, and one that we utilize across all of our geographic locations. We use a network of seven external agencies that cover our call center channel collections in the

United States. We also use 14 external agencies in Canada, six in the United Kingdom and five in Latin America. As discussed above, we use our segmentation strategy and ValuTiers to both place the optimal accounts with the agency most skilled at a given portfolio segment and with a commission structure that optimizes effort across different account types. In aggregate, across our geographies, external agencies accounted for $      million, or    %, of our collections for the year ended December 31, 2024.
In the United States, our Insolvency collections utilize our highly efficient proprietary system that pulls bankruptcy claims information from our internal tables and extensive data and then uses proprietary software and automation that is overseen by our associates to complete forms and assist with the filing of proofs of claims or claim transfers. The system further relies upon extensive quality control procedures to ensure the accuracy and timeliness of all filed claims, as well as to actively manage accounts through the entire life cycle of the bankruptcy proceeding. It further utilizes robust national databases to assist with the analytics, payment processing, and other essential activities while providing required account support for our claims and ensuring that we participate in applicable distributions to creditors.
BankruptcyStream is our proprietary technology platform that processes insolvencies in Canada through an automated data digitization engine. Credit originators run our BankruptcyStream software to identify any accounts held by their account holders that are either in bankruptcy or under a consumer proposal, track accounts in real time, and independently follow the insolvency process. Our software allows our clients to manage the servicing, interact with the approximately 1,000 Canadian bankruptcy trustees efficiently through a proprietary API Gateway and transfer title to us through automated workflows. An enhanced decisioning automation solution uses machine learning to analyze insolvencies and perform bankruptcy trustee follow-up in real time. This allows us to maximize bankruptcy trustee distributions for each account. We offer BankruptcyStream to our clients as a standalone software offering and service, and we also use it as part of a bundled proposition in purchasing insolvent accounts through a forward flow. BankruptcyStream improves creditors’ cost structure and enhances their data and managerial oversight with secure and adaptable technology. Because BankruptcyStream integrates into our clients’ information technology systems, we believe the platform creates greater “stickiness” to the relationship and helps streamline the purchasing and servicing of these receivables. Insolvency collections, across our geographies, accounted for $      million, or    %, of our collections for the year ended December 31, 2024.
In addition to ValuTiers and BankruptcyStream, we have proprietary business processes that help us automate and improve the accuracy and efficiency of our operations, such as PrecisionHandler Solution, VeriCredit, Recovery Solution, RefundTrack, CustomerCare Solution, OptimizedOffer Solution and JFRAME360. We have used these capabilities, along with our variable cost model, Mumbai operations, our technological and digital collection capabilities and other business processes to maintain an industry leading cost-to-collect and cash efficiency ratio, despite being smaller and collecting smaller balance and more difficult accounts than other larger debt buyers. Our cash efficiency ratio was    % for the year ended December 31, 2024, as compared to ratios ranging from    % to    % for our key competitors.
We believe we have the opportunity to further increase our cost advantage related to competitors by increasing our scale and continuous performance improvement initiatives, as well as developing capabilities in generative AI that are compliant with regulatory requirements, provide an improved consumer experience, and produce a proprietary and sustainable competitive advantage. We have an internal task force of technology and operational leaders that evaluate the use of AI in different parts of the organization and consider implementation of technologies and strategies working in one area to other parts of the organization. As the Latin American regulatory environment permits greater use of certain new technologies than other markets, we use Latin America as a laboratory for certain new technologies to be developed, tested and proven before broader adoption in the United States or other markets. In Colombia, we use a virtual collector that utilizes AI-based chatbots and voice responses that are customized to reflect regional Spanish accents. This results in better consumer engagement and automated offers for consumers to resolve their accounts or set up payment plans. Similar techniques could be used more broadly in other geographic locations. Moving forward, automated outbound text messages, emails and letters could also be optimized based on demographic, behavioral and historical data to create targeted messages that are personalized to individual recipients. Other consumer facing AI initiatives can be used for enhanced customer experience, faster response times and reduced labor costs. With human oversight, we currently use these types of solutions to pre-populate and automate the production of certain legal documents and other court filings both in the insolvency process and as part of our legal collections channel across many jurisdictions. We believe there is an opportunity to automate more of our processes through greater adoption of generative AI.
Our Focus on Compliance
We believe our compliance track record is one of the best in the industry. Since our founding in 2002, investments in people and processes to ensure ongoing legal and regulatory compliance, coupled with a culture that promotes doing the right thing for consumers, have provided a key commercial competitive advantage in winning new business from reputation sensitive credit originators, financial institutions and service providers. Our success is rooted in our history of compliance. Since 2012, we have engaged in approximately             compliance requests and audits by clients and regulators. We successfully completed             such requests and audits in 2024, and we have never failed a regulatory audit in our 22-year history.
By centering our business around treating the consumer fairly in all of our operations, and through the use of proprietary technology and experienced associates to promptly and efficiently resolve consumer inquiries, we believe we are able to provide a better customer experience and better responsiveness to consumer concerns than other large industry participants. These outcomes have been viewed favorably by both the institutions from whom we acquire accounts and by our regulators.
In 2015, we underwent a full-scope CFPB supervisory audit, which included 12 weeks of on-site examinations and at the end of which none of our existing practices, procedures, or operations were required to be changed. The CFPB seeks to schedule its supervisory audits at least once every five years for all major industry participants with institutions that pose a higher risk to consumers being reviewed and visited more frequently. The CFPB began its second supervisory audit of us in November 2020, which it completed in June 2021. Although the CFPB requires the results to remain confidential, we can report that none of our existing practices, procedures, or operations were required to be changed. We believe our track record compares quite favorably to our peers in the industry, some of whom have been subjected to litigation, fines, and remediation as a result of CFPB reviews and investigations.
Our approach to compliance is multifaceted, comprehensive and is overseen by both our board of directors and senior management. Our compliance management system is based upon a foundation of comprehensive policies and procedures, training, monitoring, and consumer complaint analysis and responses. Our stringent compliance expectations extend to our service providers, who must meet the same standards we require internally.
Our culture of compliance is predicated on the following principles:
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Treating the consumer fairly, which, while simple, is our guiding principle;

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Extensive and up to date compliance and ethics training for all of our employees, including senior managers and officers, as well as the Chair of our Board of Directors Compliance Committee;

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An extensive and detailed CMS which takes a comprehensive approach to track and implement compliance with all CFPB as well as other federal, state and local regulatory requirements;

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Regular testing by our internal compliance auditors of controls embedded in our business processes that are designed to foster compliance with laws, regulations and internal policy; and

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Regular evaluation of the legislative and regulatory environment and monitoring of statutory and regulatory changes and relevant case law, so that operations personnel are aware of and in compliance with the laws and judicial decisions that impact their job duties.

Intellectual Property
We rely on a combination of intellectual property rights, including trademarks, copyrights and trade secrets, as well as contractual rights, to protect our proprietary software and our brands. We have not focused on patents and patent applications historically. In addition to the intellectual property that we own, we license certain third-party technologies and intellectual property, which are incorporated into some of our solutions. We generally control access to and use of our software and other proprietary or confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties who have access to our software and other confidential information.
As of December 31, 2023, we owned eight U.S. trademark registrations, had 10 pending U.S. trademark applications, owned 17 foreign trademark registrations and had two pending foreign trademark applications. We also owned several domain names, including jcap.com.
While there is no active litigation involving any of our intellectual property rights, and we have not received any notices of intellectual property infringement, we may be required to enforce or defend our intellectual property rights against third parties in the future. See “Risk Factors — Risks Related to Information Technology, Cybersecurity and Intellectual Property” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.
Seasonality
Our business typically experiences its busiest season in terms of deployments in the fourth quarter of the year. Banks and other credit originators prefer to cleanse their balance sheets of unwanted accounts before year end, and if a gain can be recorded from the sale of accounts that were written off, our clients may also prefer to realize that gain before year end. In our Canadian business, most major banks use an October fiscal year end, and we may experience the same phenomenon in terms of deployment timing at the beginning of our fourth quarter that we experience in December, the end of the fourth quarter, in our other markets.
By contrast, the strongest months for collections, particularly in the United States, correspond to the period from February to the middle of April, which is tax season in the United States. The receipt of refund checks in the first quarter of the year is typically the single largest period of excess cash for consumers, resulting in higher collections and recoveries as consumers are more likely to use their excess cash from tax refunds to pay off old debts. We build into our collection strategies an expectation that the first quarter will have the peak level of consumer liquidity for the year and invest relatively more in consumer communication during this period.
In terms of financial performance, because our revenue is recognized under ASC 326 based on the accretion of discounted expected recoveries with the passage of time (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Investments in Previously Charged-off Receivables”), there are no significant seasonal variations in our revenue. However, because collection expenses are recognized when collections occur, the first quarter that corresponds to the U.S. tax season will typically have an elevated level of collection expense aligned with our elevated collections during that period. The combination of revenue being recognized based on an established EIR and elevated collection expenses may result in lower operating income during periods of higher collection activity even though collection activity is generally a sign of the underlying strength of our business.
Our Competition
We face bidding competition in our purchase of nonperforming loans and in obtaining placements for our fee-based businesses.
Our primary competitors in our purchased portfolio business are other purchasers of debt that manage their own nonperforming loans or outsource such servicing. In the United States, our competitors include PRA Group, Inc. (“PRA”), Encore Capital Group, Inc. (“Encore”), Resurgent Capital Services and Cavalry Portfolio Services (“Cavalry”), though we do not believe we compete against Encore and Cavalry outside of the Distressed business line and only with respect to prime originated credit card and installment loans. Some smaller competitors occasionally bid for portfolios as well, although middle market debt buyers have come under capital constraints recently and as result have reduced their purchasing activity. In some of our asset classes, we do not believe we have any significant competitors, and our growth strategy is not to take market share away from other debt buyers, but rather to unlock debt sales of portfolios which are currently serviced internally. In Canada, CBV and PRA are other active debt buyers nationally, and there are a number of smaller market participants, including hedge funds and collection agencies, purchase portfolios sporadically or operate regionally. In the United Kingdom, there are a handful of large debt buyers (e.g., PRA, Encore, Lowell Group Ltd. and Intrum Justia AB) that focus on the high street banks, but in our niche focused on utilities and telecom and point-of-sale installment loans, we believe there are only one or two competitors, such as Lantern. In

Latin America, we face competition from mainly smaller local players, which vary from country to country. We believe that in some markets, such as the Caribbean, there are few or no active competitors, but also few credit grantors that choose to sell in those markets.
Our primary competitors in our fee-based business are providers of outsourced receivables management services. For our Insolvency business line in the United States, our primary competitors in fee-based bankruptcy servicing are American Infosource and Quantum3. In Canada, our primary competitor for our Stream business are software offerings from Teranet and First Canadian Title, a subsidiary of First American Financial Corp. Regulatory complexity and burdens, strict privacy laws in the case of Canada, combined with seller preference for experienced portfolio purchasers, create significant barriers to successful entry for new competitors. In the United Kingdom, there are no significant competitors to ResolveCall for consumer reconnection services nationally, whereas BW Legal Services Limited would be a competitor to Moriarty for legal collections. While both markets remain competitive, the contingent fee industry is more fragmented than the purchased portfolio industry.
We also compete on the basis of reputation, industry experience, compliance practices and performance. We believe that our competitive strengths include our disciplined and proprietary underwriting process, the extensive data set we have developed since our founding in 2002, our ability to analyze and bid on portfolios at appropriate prices, our capital position, our reputation from previous portfolio purchase transactions, our ability to close transactions in a timely fashion, our strong relationships with credit grantors, our team of well-trained collectors who provide quality customer service while complying with applicable collection laws, and our ability to efficiently and effectively collect on various asset types.
Employees and Human Capital Resources
As of December 31, 2023, we had in aggregate approximately 710 FTE in nine offices, located in Minneapolis, Minnesota; Sartell, Minnesota; Denver, Colorado; Basingstoke, United Kingdom; Paisley, United Kingdom; London, United Kingdom; London, Ontario; Toronto, Ontario; and Bogotá, Colombia. In the United States, as of December 31, 2023, we had approximately 154 FTE in Minnesota, as well as 45 FTE in Denver and elsewhere, who are part of our internal legal channel. In Canada, as of December 31, 2023, we had approximately 70 FTE, mostly in our operating site in London, Ontario. In the United Kingdom, as of December 31, 2023, we had approximately 263 FTE. In Latin America, as of December 31, 2023, we had six FTE.
As of December 31, 2023, we also had approximately 164 FTE as part of our co-sourced off-shore operation in Mumbai, India, who support operations in the United States and the United Kingdom, as well as an additional eight FTE in Mumbai, India, who provide support for our Canadian business.
Commitment to Values and Ethics
Our approach to human capital resources is firmly grounded in our belief in doing the right thing for all of our stakeholders, most notably consumers. By promoting a culture of treating others fairly, maintaining a commitment to ethics and working collaboratively with others, we believe we are able to more effectively attract, develop and retain talent to help execute our strategy.
In support of these values, we offer competitive pay and bonus opportunities, health and wellness benefits and retirement plans. We support the well-being of our employees with market-competitive pay and benefits while also investing in their growth and development. We also employ employee engagement best practices to improve our work experience. We believe that our relations with our employees across our organization are positive, and none of our employees are represented by a union or covered by a collective bargaining agreement.
Government Regulation
We are subject to a variety of federal, state, local and international laws that establish specific guidelines and procedures that debt collectors must follow when collecting customer accounts, including laws relating to the collection, use, retention, security and transfer of personal information. It is our policy to comply with applicable federal, state, local and international laws in all our activities even though there are inconsistencies between jurisdictions and frequent changes in these laws and regulations, including their interpretation and application. Our failure to comply with these laws could result in enforcement action against us, the payment of significant fines and penalties, restrictions upon our operations or our inability to recover amounts owed to us.

Significant laws and regulations in the United States applicable to our business include the following:
U.S. Regulations
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Fair Debt Collection Practices Act (as amended, the “FDCPA”), and similar state laws, which impose certain obligations and restrictions on the practices of debt collectors, including specific restrictions regarding the time, place and manner of the communications.

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Fair Credit Reporting Act (as amended, the “FCRA”), and similar state laws, which obligate credit information providers to verify the accuracy of information provided to credit reporting agencies and investigate consumer disputes concerning the accuracy of such information.

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Equal Credit Opportunity Act, which, among other things, prohibits discrimination in the extension of credit on the basis of any protected category, such as age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act.

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Truth-in-Lending Act, and similar state laws, which, among other things, requires certain disclosures to borrowers regarding the terms of their contracts.

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Gramm-Leach-Bliley Act (as amended, the “GLBA”), which requires that certain financial institutions, including collection agencies, develop policies to protect the privacy and security of consumers’ nonpublic personal information, including by providing notices to consumers advising them of their privacy policies and instituting safeguards to protect the security of consumers’ nonpublic personal information.

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Electronic Funds Transfer Act, which regulates electronic fund transfer transactions, including a consumer’s right to stop payments on a pre-approved fund transfer and right to receive certain documentation of the transaction.

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Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (as amended, the “CAN-SPAM Act”), Telephone Consumer Protection Act of 1991 (as amended, the “TCPA”) and Telemarketing Sales Rule, which, along with similar state laws, place certain restrictions and requirements on the manner and content of email and telephone communications, and place certain restrictions on users of certain automated dialing equipment and pre-recorded messages that place telephone calls to consumers.

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Servicemembers Civil Relief Act, which gives United States military service personnel relief from credit obligations they may have incurred prior to entering military service and may also apply in certain circumstances to obligations and liabilities incurred by a servicemember while serving on active duty.

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Health Insurance Portability and Accountability Act, which provides standards to protect the confidentiality of patients’ personal healthcare and financial information in the United States.

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U.S. Bankruptcy Code, which prohibits certain contacts with consumers after the filing of bankruptcy petitions and dictates what types of claims will or will not be allowed in a bankruptcy proceeding including how such claims may be discharged.

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Americans with Disabilities Act, which requires that telecommunications companies operating in the United States take steps to ensure functionally equivalent services are available for their consumers with disabilities, and requires accommodation of consumers with disabilities, such as the implementation of telecommunications relay services.

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U.S. Foreign Corrupt Practices Act (as amended, the “FCPA”), United Kingdom Bribery Act (“U.K. Bribery Act”) and similar laws. Our operations outside the United States are subject to various United States and international laws and regulations, such as the FCPA and the U.K. Bribery Act, which prohibit corrupt payments to governmental officials and certain other individuals. The FCPA prohibits United States companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in order to obtain an unfair advantage or help obtain or retain business. Although similar to the FCPA, the U.K. Bribery Act is broader in scope and covers bribes given to or received by any person with improper intent.

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Economic sanctions regulations. Our operations outside the United States are subject to various United States and international laws and regulations relating to financial sanctions and trade embargoes administered and enforced by the U.S. government, including OFAC and the U.S. Department of

State; the United Nations Security Council; the European Union and its member states; and the United Kingdom. These laws and regulations prohibit transactions or dealings, direct or indirect, with countries and regions (and their governments) that are the target of comprehensive sanctions. The laws and regulations also prohibit dealings or transactions with individuals on certain denied persons lists, such as OFAC’s Specially Designated Nationals and Blocked Persons List, or any person 50% or more owned by persons on such lists.
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Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended, the “Dodd-Frank Act”), Federal Trade Commission Act (as amended, the “FTCA”), and similar state laws. The Dodd-Frank Act restructured the regulation and supervision of the financial services industry in the United States and created the CFPB, an agency responsible for administering and enforcing the laws and regulations for consumer financial products and services. The CFPB has rulemaking, supervisory and enforcement authority over larger consumer debt collectors. The Dodd-Frank Act, prohibits unfair, deceptive, or abusive acts or practices, FTCA prohibits unfair or deceptive acts or practices, and the FTC’s Holder-in-Due-Course Rule, permits borrowers of certain loans to assert any claims and defenses that they would have against the originator of such loans against a subsequent purchaser of such loans. Similar state laws prohibit unfair, deceptive, abusive and/or unconscionable trade practices.

The Dodd-Frank Act was adopted to reform and strengthen regulation and supervision of the U.S. financial services industry. It contains comprehensive provisions governing the oversight of financial institutions, some of which apply to us. Among other things, the Dodd-Frank Act established the CFPB, which has broad authority to implement and enforce “federal consumer financial law,” as well as authority to examine financial institutions, including credit issuers that may be sellers of receivables and debt buyers and collectors such as us, for compliance with federal consumer financial law. The CFPB has broad authority to prevent unfair, deceptive, or abusive acts or practices by issuing regulations or by using its enforcement authority without first issuing regulations. State Attorneys General and state financial regulators have authority to enforce the Dodd-Frank Act’s general prohibitions against unfair, deceptive, or abusive acts or practices, as well as state-specific prohibitions against unfair or deceptive acts or practices. Additionally, the FTCA prohibits unfair and deceptive acts or practices in connection with a trade or business and gives the U.S. Federal Trade Commission (the “FTC”) enforcement authority to prevent and redress violations of this prohibition.
The Dodd-Frank Act also gave the CFPB supervisory and examination authority over a variety of institutions that may engage in debt collection, including us. Accordingly, the CFPB is authorized to supervise and conduct examinations of our business practices. The prospect of supervision has increased the potential consequences of noncompliance with federal consumer financial law.
The CFPB can conduct hearings, adjudication proceedings, and investigations, either unilaterally or jointly with other state and federal regulators, to determine if federal consumer financial law has been violated. The CFPB has authority to impose monetary penalties for violations of applicable federal consumer financial laws (including the Dodd-Frank Act, the FDCPA and the FCRA, among other consumer protection statutes), require remediation of practices, and pursue enforcement actions. The CFPB also has authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), costs, and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. The CFPB has been active in its supervision, examination and enforcement of financial services companies, including bringing enforcement actions, imposing fines and mandating large refunds to customers of several financial institutions for practices relating to debt collection practices.
The CFPB and the FTC continue to devote substantial attention to debt collection activities, and, as a result, the CFPB and the FTC have brought multiple investigations and enforcement actions against debt collectors for violations of the FDCPA and other applicable laws. Continued regulatory scrutiny by the CFPB and the FTC over debt collection practices may result in additional investigations and enforcement actions against the debt collection industry.
In October 2020, the CFPB issued final rules in the form of new Regulation F to implement the Fair Debt Collection Practices Act, which rules restate and clarify prohibitions on harassment and abuse, false or misleading representations, and unfair practices by debt collectors when collecting consumer debt. The rules included provisions related to, among other things, the use of newer technologies (text, voicemail and email) to communicate with consumers and limits relating to telephonic communications. In December 2020, the CFPB also issued an additional debt collection final rule focused on consumer disclosures. This final rule amended Regulation F to provide additional requirements regarding validation information and disclosures provided at the outset of debt collection communications, prohibit suits and threats of suits regarding time-barred debt, and identify actions that must be taken before a debt collector may report information about a debt to consumer reporting agencies. The rules became effective on November 30, 2021. The rules have not had a material incremental effect on our operations.
In addition, the CFPB has issued guidance in the form of bulletins on debt collection and credit furnishing activities generally, including one that specifically addresses representations regarding credit reports and credit scores during the debt collection process, another that focuses on the application of the Dodd-Frank Act’s prohibition of unfair, deceptive, or abusive acts or practices on debt collection and another that discusses the risks that in-person collection of consumer debt may create in violating the FDCPA and Dodd-Frank Act. The CFPB also accepts debt collection consumer complaints and has released template letters for consumers to use when corresponding with debt collectors. The CFPB makes publicly available its data on consumer complaints. The Dodd-Frank Act also mandates the submission of multiple studies and reports to Congress by the CFPB, and CFPB staff regularly make speeches on topics related to credit and debt. All of these activities could trigger additional legislative or regulatory action. In addition, the CFPB and FTC have has engaged in enforcement activity in sectors adjacent to our industry, impacting credit originators, collection firms, and payment processors, among others. The CFPB’s and FTC’s enforcement activity in these spaces, especially in the absence of clear rules or regulatory expectations, can be disruptive to third parties as they attempt to define appropriate business practices. As a result, certain commercial relationships we maintain may be disrupted or impacted by changes in third-parties’ business practices or perceptions of elevated risk relating to the debt collection industry.
In addition, on June 11, 2024, the CFPB proposed a rule related to medical bills and credit reports. Among other things, the rule prohibits certain activities of debt collectors related to collection of medical debt, including prohibiting reporting to credit reporting agencies certain medical debt. Any new rules may have a material incremental effect on our operations.
In addition, state consumer protection laws also impose substantial requirements on servicers involved in consumer finance. Additionally, Congress, states, localities and regulatory agencies could introduce new regulations or further regulate the consumer credit industry in ways that make it more difficult or costly for the servicer to collect payments on the receivables. Any such changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions also could impact the manner in which the servicer conducts its business and adversely affect its ability to collect and service the receivables. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business, financial condition or results of operations.
Our activities are also subject to federal and state laws concerning identity theft, data privacy, and cybersecurity. The GLBA and its implementing regulations require us generally to protect the confidentiality of our consumers’ nonpublic personal information and to disclose to our consumers our privacy policy and practices, including those regarding sharing consumers’ nonpublic personal information with third parties. In addition, the FCRA requires us to prevent identity theft and to securely dispose of consumer credit reports. Certain state laws impose similar or stricter privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, consumer reporting agencies, businesses and governmental agencies. The applicable regulatory framework for privacy and cybersecurity issues is evolving and uncertain. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (the “CCPA”) imposes stringent requirements on certain businesses with respect to the privacy and security of information of California residents. The CCPA includes provisions that give California residents rights to access, correct and delete certain personal information and opt out of certain personal information transfers. Compliance with any new or developing privacy laws in the United States, including any state or federal laws, may require significant resources and subject us to a variety of regulatory and private sanctions. Any violations of these laws and regulations may require us to change its business practices or operational structure, and could subject it to legal claims, monetary penalties, sanctions, and the obligation to indemnify and/or notify customers or take other remedial actions.

Our activities are also subject to federal and state laws concerning the use of automated dialing equipment, and other laws related to consumers and consumer protection. We are subject to laws, regulations and standards covering marketing, advertising and other activities conducted by telephone, email, mobile devices and the internet, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the TCPA, the CAN-SPAM Act and similar state consumer protection and communication privacy laws. Numerous class-action suits under federal and state laws have been filed in recent years against companies who conduct telemarketing and/or SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs.
In addition to the federal statutes detailed above, many states have general consumer protection statutes, laws, regulations, or court rules that apply to debt purchasing and collection. In a number of states and cities, we must maintain licenses to perform debt recovery services and must satisfy ongoing compliance and bonding requirements. It is our policy to comply with all material licensing, compliance and bonding requirements. Our failure to comply with existing requirements, changing interpretations of existing requirements, or adoption of new requirements, could subject us to a variety of regulatory and private sanctions. These could include license suspension or revocation; orders or injunctive relief, including orders providing for rescission of transactions or other affirmative relief; and monetary relief, including restitution, damages, fines and/or penalties. In addition, failure to comply with state licensing and compliance requirements could restrict our ability to collect in regions, subject us to increased regulation, increase our costs, or adversely affect our ability to collect our receivables.
State laws, among other things, also may limit the interest rate and the fees that a credit originator may impose on our consumers, limit the time in which we may file legal actions to enforce consumer accounts, and require specific account information for certain collection activities. By way of example, the California Fair Debt Buying Practices Act that directly applies to debt buyers, applies to accounts sold after January 1, 2014. The law requires debt buyers operating in the state to have in their possession specific account information before debt collection efforts can begin, among other requirements. Moreover, the New York State Department of Financial Services issued new debt collection regulations, which took effect in September 2015 and established new requirements for collecting debt in the state. In addition, other state and local requirements and court rulings in various jurisdictions may also affect our ability to collect.
The relationship between consumers and credit card issuers is also extensively regulated by federal and state consumer protection and related laws and regulations. These laws may affect some of our operations because some of our receivables originate through credit card transactions. The laws and regulations applicable to credit card issuers, among other things, impose disclosure requirements when a credit card account is advertised, when it is applied for and when it is opened, at the end of monthly billing cycles, and at year-end. Federal law requires, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Some laws prohibit discriminatory practices in connection with the extension of credit. If the originating institution fails to comply with applicable statutes, rules, and regulations, it could create claims and rights for consumers that would reduce or eliminate their obligations related to those receivables. When we acquire receivables, we generally require the credit originator or portfolio reseller to represent that they have complied with applicable statutes, rules, and regulations relating to the origination and collection of the receivables before they were sold to us.
Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to their credit card accounts that resulted from unauthorized use of their credit cards. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account.
These laws and regulations, and others similar to the ones listed above, as well as laws applicable to specific types of debt or debt collection, impose requirements or restrictions on collection methods or our ability to enforce and recover certain of our receivables. Effects of the law, including those described above, and any new or changed laws, rules, or regulations, and reinterpretation of the same, may adversely affect our ability to recover amounts owing with respect to our receivables or the sale of receivables by creditors and resellers.

Canadian Regulations
We are subject to a variety of federal, provincial, and territorial laws that establish specific guidelines and procedures that debt collectors must follow when collecting customer accounts. It is our policy to comply with applicable laws and regulations, including providing extensive training and ongoing monitoring. Our compliance management system and related controls are embedded in business processes and are also tested regularly by our compliance and quality assurance protocols. Our failure to comply with these laws could result in fines or restrictions upon our operations. Significant laws and regulations material to our business include the following:
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Debt Collection legislation and Consumer Protection Acts are provincial statutes in Canada, which impose certain obligations and restrictions on debt collection activities including specific restrictions regarding the time, place and manner of communications for collection activity and unfair business practices. Prohibited collection practices are generally harmonized across Canada, however each province governs compliance with the applicable provincial legislation and regulations.

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Consumer Reporting Acts are provincial statutes in Canada, which obligate credit reporting agencies to collect, maintain, and report consumers credit and personal information accurately and investigate consumer disputes concerning the accuracy of such information.

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Bankruptcy and Insolvency Act (the “BIA”) is federal legislation that establishes a detailed framework for the administration of insolvencies in Canada, including the requirements of bankruptcy trustees and creditors who file claims and receive dividends. The Superintendent of Bankruptcy supervises the administration of all estates and matters under the BIA.

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Personal Information Protection and Electronic Documents Act (“PIPEDA”) is federal legislation that establishes national standards for privacy practices in Canada. PIPEDA aims to protect personal information that is collected, used or disclosed in certain circumstances for purposes of commercial activity in Canada. The Office of the Privacy Commissioner of Canada oversees compliance with PIPEDA. Certain provinces have similar provincial laws to PIPEDA.

The credit card we issue in Canada is issued by Peoples Trust Company, a federal corporation incorporated pursuant to the Trust and Loan Companies Act (Canada), pursuant to their license with MasterCard. The credit card complies with the regulatory authority having jurisdiction over Peoples Trust Company, maintains strict compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, implements comprehensive policies and procedures to ensure ongoing compliance and operates in accordance with the security standards of the Payment Card Industry Security Standards Council. We also ensure ongoing compliance with the maximum permitted interest rate in Canada, including the recent amendments pursuant to the Budget Implementation Act, 2023, which come into force on January 1, 2025.
U.K. Regulations
Our operations in Europe are affected by local statutes, rules and regulations. It is our policy to comply with these laws in all of our recovery activities in Europe, where applicable.
Financial Conduct Authority Regulation.   U.K. debt purchase and services collections businesses are principally regulated by the FCA, the U.K. Information Commissioner’s Office and the U.K. Office of Communications. We have two regulated entities in the United Kingdom, JC International Acquisition LLC and Credit Account Recovery Solutions Limited. The FCA regards debt collection as a “high risk” activity primarily due to the potential impact that poor practice can have on already vulnerable consumers and as a result maintains a high focus on the sector. The FCA Handbook sets out the FCA rules and other provisions. Firms wishing to carry on regulated consumer credit activities must comply with all applicable sections of the FCA Handbook, including the principles of “Treating Customers Fairly” and delivering good outcomes for retail consumers under the Consumer Duty, as well as the applicable consumer credit laws and regulations. The FCA also publishes guidance on various topics from time to time that it expects firms to comply with.
The FCA has applied its rules to consumer credit firms in a number of areas, including its high-level principles and conduct of business standards. The FCA has significant powers and, as the FCA deepens its understanding of the industry through continued supervision, it is likely that the regulatory requirements applicable to the debt purchase industry will continue to increase. In addition, it is likely that the compliance framework that will be needed to continue to satisfy the FCA requirements will demand continued investment and resources in our compliance governance framework.

One particularly significant regulatory change program was the implementation of the Consumer Duty for U.K. operations in July 2023. These requirements introduce a more outcomes-focused approach to consumer protection and set higher expectations for the standard of care that firms give customers.
Companies authorized by the FCA must be able to demonstrate that they meet the threshold conditions for authorization and comply on an ongoing basis with the FCA’s high level standards for authorized firms, such as its Principles for Business (including the principles of “Treating Customers Fairly” and delivering good outcomes for retail consumers), and rules and guidance on systems and controls. The FCA has the ability to, among other things, impose significant fines, ban certain individuals from carrying on trade within the financial services industry, impose requirements on a firm’s permission, cease certain products from being collected upon and, in extreme circumstances, remove permissions to trade.
Consumer protection.   The Consumer Credit Act of 1974 (and its related regulations) (collectively, the “U.K. Consumer Credit Act”) and the U.K. Consumer Rights Act 2015 set forth requirements for the entry into and ongoing management of consumer credit arrangements in the United Kingdom. A failure to comply with these requirements can make agreements unenforceable or can result in a requirement that charged and collected interest be repaid. In June 2022, the U.K. government announced its decision to reform the U.K. Consumer Credit Act (and its related regulations) to ensure it is fit for purpose and keeps pace with technological advancements and changing consumer needs. While the reform will take a number of years to deliver, it should be noted that consultation up to the end of 2024 indicates that significant overhaul of this area of regulation is forthcoming. On October 25, 2024, a Court of Appeal ruling declared it unlawful for lenders to have paid a commission to car dealers without obtaining borrowers’ fully-informed consent. In particular, the ruling has increased the set-off risk of commissions that may be packaged into relevant underlying car loans. While the ramifications of this ruling on the wider consumer credit and consumer debt repurchase markets (i.e., beyond motor finance) remains unknown, several lenders active in the motor finance space have put aside significant sums to cover potential fines and other payouts.
Data protection.   In addition to these regulations on debt collection and debt purchase activities, we must comply with the General Data Protection Regulation 2016/679 (the “GDPR”). This substantially replaced the previous legislation (Data Protection Act 1998) and introduced significant changes to the data protection regime including but not limited to: the conditions for obtaining consent to process personal data; transparency and providing information to individuals regarding the processing of their personal data; enhanced rights for individuals; notification obligations for personal data breach; and new supervisory authorities, including a European Data Protection Board. The GDPR was further enhanced in the United Kingdom through new U.K.-specific legislation in the form of an updated U.K. Data Protection Act 2018.
Solicitors’ Professional Conduct.   The regulatory body for solicitors in England and Wales is the Solicitors Regulation Authority (the “SRA”). It is responsible for regulating the professional conduct of solicitors and other authorized individuals at law firms, including our operations at Moriarty. It created and maintains the Solicitors Handbook, including the Code of Conduct, which contains the ethical principles that guide solicitors in their work, authorizes the law firms like Moriarty within which legal activities are carried out, and supervises the firms and individuals to ensure they adhere to professional standards. The SRA can take enforcement action against those that have breached the Code of Conduct, and has a range of sanctions available to ensure compliance.
Latin America Regulations
Our operations in Latin America are affected by local statutes, rules and regulations. It is our policy to comply with these laws in all of our recovery activities in Latin America, where applicable. Although we have purchased nonperforming loans in Colombia, Peru and the Caribbean, our collections activity is focused upon Colombia.
The most significant laws, regulations and regulatory oversight in Colombia include:
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The Superintendence of Industry and Commerce (the “SIC”) is a national public authority organized into six principal divisions, which include, inter alia, Consumer Protection and Personal Data Protection. The SIC ensures the protection of all the rights of people against companies that process their personal, financial, credit or commercial information.

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Law 1266 of 2008 and Law 1581 of 2012 are two key personal financial data protection laws which protect individuals’ right to know, update and rectify information gathered about them in databases or files.

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Law 2300 of 2023 safeguards the privacy of financial consumers and primarily applies to entities regulated by the Financial Superintendency and those engaged in collection operations. It governs contact and communication channels, as well as timing, for debt collection purposes.

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There are also three main circular letters from the Financial Superintendent Office which regulate collections practices: External Circular 48 of 2009 which gives Instructions related to the conditions of pre-legal collection management, External Circular 15 of 2010 which addresses protection of financial consumers’ rights, and External Circular 38 of 2011 which regulates personal and credit information treatment during the collection process.

Facilities
Our corporate headquarters are located in Minneapolis, Minnesota. As of December 31, 2023, we had additional offices and operations located in Sartell, Minnesota, Denver, Colorado, Basingstoke, United Kingdom, Paisley, United Kingdom, London, United Kingdom, London, Ontario, Toronto, Ontario, and Bogotá, Colombia. We believe that our facilities are adequate for our current operations.
Legal Proceedings
In the ordinary course of business, we may at times be subject to claims and legal actions. We do not believe the results of any current or threatened proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

MANAGEMENT
The following table sets forth the name, age as of the date of this prospectus and position of the individuals who currently serve as directors and executive officers of Jefferson Capital Holdings, LLC, and will continue to serve as directors and executive officers of Jefferson Capital, Inc. following the Reorganization and the completion of this offering.
Name	Age	Position
David Burton	59	President, Chief Executive Officer and Director
Christo Realov	44	Chief Financial Officer and Treasurer
Matthew Pfohl	57	Chief Administrative Officer, General Counsel and Secretary
Mark Zellmann	43	President of U.S. Business Lines
Penelope Person	56	Chief Commercial Officer
Thomas Harding	43	Director
John Oros	77	Director
Thomas Lydon, Jr.	32	Director
Christopher Giles	54	Director
Ronald Vaske	58	Director
Andrew Szemenyei	69	Director
Beth Leonard	64	Director
Executive Officers
David Burton founded Jefferson Capital in 2002 and has served as our President and Chief Executive Officer and on our board of directors since our inception. Prior to founding Jefferson Capital, Mr. Burton served as Group President of OSI Education Services, Inc., a subsidiary of leading accounts receivable management service provider Outsourcing Solutions, Inc. (OSI), from 1996 to 2002. Mr. Burton entered the accounts receivable industry in 1992 when he joined A.M. Miller & Associates, Inc., eventually becoming its President and Chief Operating Officer and serving in such capacity from 1992 to 1996. Mr. Burton holds a Bachelor of Business Administration with a concentration in Finance and Law from the University of Michigan School of Business Administration. We believe Mr. Burton’s extensive experience in executive leadership positions and knowledge and experience in the accounts receivable industry make him well-qualified to serve as a member of our board of directors.
Christo Realov has served as our Chief Financial Officer since December 2024. Mr. Realov joined Jefferson Capital in 2021 as our Senior Vice President of Corporate Development and Treasurer. Prior to joining Jefferson Capital, Mr. Realov worked in a variety of positions in Citigroup’s Global Financial Institutions group from 2004 to 2021, most recently as Director. Mr. Realov holds a Bachelor of Arts in Mathematics and a Bachelor of Arts in Economics from Franklin & Marshall College.
Matthew Pfohl has served as our Chief Administrative Officer, General Counsel and Secretary since 2015. Prior to joining Jefferson Capital, Mr. Pfohl served as Vice President, Compliance and General Counsel at Interstate Auto Group Inc., a national auto sales and finance organization with significant consumer finance operations, from 2012 to 2015. From 2005 to 2012, Mr. Pfohl worked as a civil litigator at the Minnesota law firm Olson, Redford & Wahlberg, P.A. and from 2000 to 2005 as General Counsel and Director of Legal Services at AmericInn International, a national hotel chain. Mr. Pfohl holds a Bachelor of Arts in Economics from the University of Notre Dame and a Juris Doctor from Loyola University of Chicago.
Mark Zellmann has served as our President of U.S. Business Lines since 2022. Mr. Zellmann joined Jefferson Capital in 2004 as a Financial Analyst and has been leading the U.S. Distressed Underwriting team since 2012 until his promotion to President of U.S. Business Lines in 2022. Mr. Zellmann holds a Bachelor of Arts from the University of Minnesota and a Master of Business Administration from St. Cloud State University. He holds a Certified Management Accountant (CMA) designation from the Institute of Management Accountants.

Penelope Person has served as our Chief Commercial Officer since July 2017. Ms. Person joined Jefferson Capital in 2002 and has since held various roles in our company, including as manager of our external recovery operations and in roles overseeing our internal call center operations and leading our client services and marketing teams. Prior to joining Jefferson Capital, Ms. Person served in a variety of leadership roles at Fingerhut Companies, Inc, a catalog and online retailer allowing for payments with credit, from 1987 to 2001. Ms. Person holds a Travel & Tourism degree and a Court Reporting degree from St. Cloud Business College.
Non-Employee Directors
Thomas Harding has served on our board of directors since 2018. Since 2015, Mr. Harding has served as Managing Director at J.C. Flowers, a private equity firm that focuses on investments in the financial services industry. Prior to joining J.C. Flowers, Mr. Harding worked in Bank of America Merrill Lynch’s Financial Institutions Group from 2008 to 2015 where he covered a diverse range of bank, insurance and specialty finance companies. In addition to serving on our board of directors, Mr. Harding currently serves on the boards of Island Finance LLC and Fairstone Financial, Inc. He holds a Bachelor of Arts from Swarthmore College, a Juris Doctor from Columbia Law School and a Master of Business Administration from Columbia Business School. We believe Mr. Harding’s broad knowledge and experience in the financial services industry make him well-qualified to serve as a member of our board of directors.
John Oros has served on our board of directors since 2017. Now a Senior Advisor, Mr. Oros has served at J.C. Flowers as Operating Partner from 2018 to 2023 and as Managing Director from 2000 to 2018. Before joining J.C. Flowers, Mr. Oros held a number of executive positions at Enstar Group Limited, including the role of Executive Chairman from 2000 to 2011. Prior to joining Enstar, Mr. Oros worked in Goldman Sachs’ Financial Institutions Group from 1980 to 2000, where he became a General Partner in 1986. In addition to serving on our board of directors, Mr. Oros currently serves on the boards of Island Finance LLC, National Guardian Life Insurance Company, iLendingDIRECT and TRICOR Insurance. Mr. Oros holds a Bachelor of Business Administration from the University of Wisconsin School of Business. We believe Mr. Oros’ extensive experience in executive leadership positions and knowledge of the financial services industry make him well-qualified to serve as a member of our board of directors.
Thomas Lydon, Jr. has served on our board of directors since 2021. Mr. Lydon has served as a Vice President at J.C. Flowers since 2023, where he has been working since 2017. Prior to joining J.C. Flowers, Mr. Lydon worked in Credit Suisse’s Financial Institutions Group from 2015 to 2017. In addition to serving on our board of directors, Mr. Lydon currently serves on the board of TRICOR Insurance. He holds a Bachelor of Science in Commerce from the University of Virginia. We believe Mr. Lydon’s industry experience and financial expertise make him well-qualified to serve as a member of our board of directors.
Christopher Giles has served on our board of directors since 2018. In 2020, Mr. Giles founded Hyland Hill Investment Partners, a private credit-focused alternative credit investment firm, and has served as a partner since co-leading the firm’s investment activity. Prior to founding Hyland Hill, Mr. Giles was a partner at Total Card Funding I, LLC, a non-prime U.S. consumer credit card business, from 2017 to 2020. From 2002 to 2017, Mr. Giles worked at Värde Partners, Inc., a global investment manager specialized in consumer, residential, and commercial mortgage finance transactions, in various positions and most recently as Senior Managing Director. Prior to joining Värde, from 1994 to 2002 Mr. Giles traded distressed loans for The Credit Store, Inc., a consumer finance company based in Sioux Falls, South Dakota. Mr. Giles holds a Bachelor of Science in Finance from the University of Connecticut. We believe Mr. Giles’ experience as a founder of an investment firm and his work in the consumer financial services industry make him well-qualified to serve as a member of our board of directors.
Ronald Vaske has served on our board of directors since 2016. Ronald Vaske has been a partner at the law firm Ballard Spahr LLP with a specialty in financial institutions and Fintechs, since 2018. Prior to joining Ballard Spahr, Mr. Vaske practiced at the law firm Lindquist & Vennum LLP from 1998 to 2018. Ron holds a Bachelor of Science from South Dakota State University and a Juris Doctor from Creighton University School of Law. We believe Mr. Vaske’s industry and extensive legal knowledge make him well-qualified to serve as a member of our board of directors.
Andrew Szemenyei has served on our board of directors since 2020. Mr. Szemenyei has been President at Anvic Capital, a Canadian private investment company, since 2020. Prior to joining Anvic Capital, Mr. Szemenyei served as Chief Executive Officer at Canaccede Financial Group from 2009 until its acquisition by Jefferson Capital in 2020. Before joining Canaccede Financial Group, from 2000 to 2008, Mr. Szemenyei worked as President at Portfolio Management Canada, Inc., a wealth management firm, and as Managing Partner at his law firm Szemenyei MacKenzie Group LLP from 1990 to 2004. Mr. Szemenyei holds a business degree and a law degree from McGill University. We believe Mr. Szemenyei’s experience in and legal knowledge of the Canadian financial services market make him well-qualified to serve as a member of our board of directors.
Beth Leonard has served on our board of directors since 2024. Ms. Leonard has been a partner at EisnerAmper, a global accounting and consulting firm, and Partner-in-Charge of the Minnesota office since 2022. Prior to the merger with EisnerAmper in 2022, Ms. Leonard had been working at Lurie, LLP, a Minnesota-based accounting firm, since 1984 in various positions and for the last 15 years as Managing Partner. Ms. Leonard served on the board of directors for the American Institute of Certified Public Accountants from 2021 to 2024. She holds a Bachelor of Science in Business and Accounting from the University of Minnesota —Carlson School of Management. We believe Ms. Leonard’s broad understanding of accounting and corporate finance matters and management experience make her well-qualified to serve as a member of our board of directors.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition
Our business and affairs are managed under the direction of our board of directors. Our board of directors as of this offering is composed of           members. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, will provide that the number of directors on our board of directors will be fixed from time to time by resolution of the board of directors.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
In connection with the completion of this offering, we intend to enter into the Stockholders Agreement with the JCF Stockholders, which will provide the JCF Stockholders the right to designate a certain number of nominees for election to our board of directors and certain committee nomination rights for so long as the JCF Stockholders (including their permitted transferees under the Stockholders Agreement) beneficially own a specified percentage of our outstanding common stock. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”
Classified Board of Directors
Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
▪
the Class I directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in           ;

▪
the Class II directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in           ; and

▪
the Class III directors will be           ,           ,                 and           , and their terms will expire at the annual meeting of stockholders to be held in                 .

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Controlled Company Status
Immediately following this offering, we expect that the JCF Stockholders will together control a majority of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of the           . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:
▪
a majority of our board of directors consists of “independent directors,” as defined under the           rules;

▪
we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

▪
we perform annual performance evaluations of the nominating and corporate governance and compensation committees.

Following this offering, we intend to rely on           of the foregoing exemptions. As a result, we will not have a           unless and until such time as we are required to. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the           corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the           , we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods, as the case may be.
Director Independence
Our board of directors has determined that all of our directors, other than           , qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing rules of the           (the “Listing Rules”).           is not considered independent by virtue of his position as our           . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.
Leadership Structure of the Board
Our bylaws and corporate governance guidelines to be in place immediately prior to the completion of this offering will provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.
Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Role of Board in Risk Oversight Process
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Board Committees
Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Listing Rules, which we will post on our website at www.jcap.com upon the completion of this offering.
Audit Committee
Our audit committee oversees our accounting and financial reporting process. Among other matters, the audit committee:
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appoints our independent registered public accounting firm;

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evaluates the independent registered public accounting firm’s qualifications, independence and performance;

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determines the engagement of the independent registered public accounting firm;

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reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

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reviews and approves all related party transactions on an ongoing basis;

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establishes procedures for the receipt, retention and treatment of any complaints received by us regarding accounting, internal accounting controls or auditing matters;

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discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

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approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

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discusses on a periodic basis, or as appropriate, with management our policies and procedures with respect to risk assessment and risk management;

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is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

▪
investigates any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and

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reviews the audit committee charter periodically and the audit committee’s performance on an annual basis.

Our audit committee consists of           . Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is           . Our board of directors has determined that           and           are each an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.
Compensation Committee
Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will periodically review and evaluate the compensation committee charter and will annually review the compensation committee’s performance. Our compensation committee consists of           . Our board of directors has determined that all members are independent under the Listing Rules. The chair of our compensation committee is           .
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and making recommendations to our board of directors concerning governance matters. Our nominating and corporate governance committee consists of           . Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is           .
Compliance Committee
Our compliance committee oversees management’s compliance with all applicable laws and regulations, including those related to consumer compliance matters. The compliance committee assists our board of directors in fulfilling statutory and fiduciary responsibilities with respect to the oversight of regulatory and compliance matters and monitoring the Company’s compliance with corporate policies and procedures. The compliance committee oversees our compliance program and has general oversight of our compliance management with the legal requirements of our business operations and business ethics. The committee is responsible for ensuring that an open means of communication exists between our board of directors and the persons responsible for our compliance functions. Our compliance committee reports its activities to our board of directors on a regular basis and makes such recommendations as it deems necessary and appropriate. By incorporating risk review and governance into our compliance management system, this structure helps ensure that the Company follows an integrated governance risk compliance approach. Among other matters, the compliance committee:
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monitors the maintenance and enhancement of our policies and procedures, as well as our training, to ensure compliance with all legal, regulatory and consumer compliance laws, rules and regulations;

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monitors the Company’s adherence to the various compliance and regulatory risks that we face;

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regularly reports to our board of directors on its evaluation of the effectiveness of our overall governance and to provides related recommendations; and

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reviews and monitors our system of internal reporting and auditing, including our internal policies, procedures and controls, for compliance with all legal, regulatory and consumer compliance laws, rules and regulations.

Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.
Code of Business Conduct and Ethics
In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at jcap.com upon the completion of this offering. The audit committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.
Indemnification of Directors and Officers
Our amended and restated certificate of incorporation will provide that we will indemnify our executive officers and directors to the fullest extent permitted by the DGCL. We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2024, our “named executive officers” and their positions will be as follows:
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David Burton, President and Chief Executive Officer;

▪
           ; and

▪
           .

At the time of the filing of the registration statement of which this prospectus forms a part, we have not determined who will be our named executive officers other than David Burton, our President and Chief Executive Officer. We are currently in the process of determining the remainder of our executive officers who will be included as a named executive officer for purposes of this prospectus. We will identify our other named executive officers and include the relevant disclosures relating to their compensation, in subsequent amendments to the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
We will continue to update, in accordance with the rules and regulations of the SEC, information in this section regarding the compensation of our named executive officers.
As an emerging growth company, we have elected to take advantage of exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in this prospectus and, while an emerging growth company, our future periodic reports and proxy statements.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Burton President and Chief Executive Officer	2024
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of Class B Units held by each named executive officer as of December 31, 2024.

Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date(2)
David Burton
Director Compensation
The following table sets forth information concerning the compensation of our non-employee directors for the year ended December 31, 2024.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tom Harding
John Oros
Thomas Lydon, Jr.
Christopher Giles
Ronald Vaske
Andrew Szemenyei
Beth Leonard
In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. We are still in the process of developing this non-employee director compensation program.
Equity Plans
Existing Equity Plans – JCAP TopCo, LLC 2018 Underlying Units Plan and Management Invest LLC 2018 Management Incentive Plan
We currently maintain the JCAP Topco, LLC 2018 Underlying Units Plan (the “JCAP Plan”) and the Management Invest LLC 2018 Management Incentive Plan (the “Management Invest Plan”). Pursuant to the JCAP Plan, JCAP TopCo, LLC may issue awards of Class B Units to Management Invest LLC, which in turn issues corresponding awards of Class B Units in Management Invest LLC under the Management Invest Plan to employees and other individual service providers of JCAP TopCo, LLC and its subsidiaries, including our named executive officers. Management Invest LLC was formed as a separate company specifically to hold equity interests granted to such individuals in order to allow such individuals to hold units that mirror the economics and opportunity to share in the appreciation of value of JCAP TopCo, LLC as if such individuals were holding units directly in JCAP TopCo, LLC, while avoiding certain adverse tax and employment consequences that could apply to such individuals if they were to hold units directly in JCAP TopCo, LLC. The Class B Units granted pursuant to these plans are intended to constitute profits interests for federal income tax purposes.
The material terms of the JCAP Plan and Management Invest Plan are each summarized below. This summary is not a complete description of all provisions of the JCAP Plan or the Management Invest Plan and is qualified in its entirety by reference to each of the JCAP Plan and Management Invest Plan, respectively, which will be filed as exhibits to the registration statement of which this prospectus is a part.

JCAP Plan
Eligibility and Administration
Management Invest LLC is eligible to receive awards under the JCAP Plan. The JCAP Plan is administered by the board of managers of JCAP TopCo, LLC, which may delegate its duties and responsibilities to a subcommittee of the board (referred to collectively as the “plan administrator” below). The plan administrator has the authority to make all determinations and interpretations under, correct any defect or omission or reconcile any inconsistency in, and adopt rules for the administration of, the JCAP Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the JCAP Plan, including any vesting conditions.
Awards
The JCAP Plan provides for the grant of Class B Units in JCAP TopCo, LLC. All awards under the JCAP Plan shall be evidenced by underlying unit award agreements, which detail the terms and conditions of the awards. Each award may cover up to four tranches of Class B Units and shall be treated as profits interests for federal income tax purposes.
Plan Amendment and Termination
The board of managers of JCAP TopCo, LLC may modify, amend, suspend or terminate the JCAP Plan at any time; provided, that no such action may adversely affect rights in any material respect under any outstanding award without the consent of the holder of the award.
Management Invest Plan
Eligibility and Administration
The employees and other service providers involved in the business of Management Invest LLC or JCAP TopCo, LLC and its subsidiaries are eligible to receive awards under the Management Invest Plan. The Management Invest Plan is administered by JCF JCAP Holdco II LLC (the “Manager”). The Manager has the authority to make all determinations and interpretations under, correct any defect or omission or reconcile any inconsistency in, and adopt rules for the administration of, the Management Invest Plan, subject to its express terms and conditions. The Manager will also set the terms and conditions of all awards under the Management Invest Plan, including any vesting conditions.
Awards
The Management Invest Plan provides for the offer and sale of Class A Units and the grant of Class B Units in Management Invest LLC.
All issuances of Class A Units shall be evidenced by unit purchase agreements and all awards of Class B Units shall be evidenced by unit award agreements, which detail the terms and conditions of the awards. The Class B Units awarded under the Management Invest Plan shall be treated as profits interests for federal income tax purposes.
Plan Amendment and Termination
The Manager may modify, amend, suspend or terminate the Management Invest Plan at any time; provided, that no such action may adversely affect rights in any material respect under any outstanding award without the consent of the holder of the award.
2025 Incentive Award Plan
In connection with this offering, our board of directors intends to adopt, and we expect our existing stockholders to approve, the 2025 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2025 Plan have not yet been determined.
Clawback Policy
In connection with this offering, our board of directors intends to adopt a compensation recovery policy that is compliant with the listing rules of the           , as required by the Dodd-Frank Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” the following is a description of transactions since January 1, 2022 and each currently proposed transaction in which:
▪
we have been or are to be a participant;

▪
the amounts involved exceeded or will exceed $120,000; and

▪
any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

The Reorganization
In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors and executive officers and with entities affiliated with J.C. Flowers, a leading private investment firm dedicated to investing globally in the financial services industry, that will become holders of more than 5% of our outstanding capital stock. See the section titled “The Reorganization” for a description of these transactions.
Registration Rights Agreement
Prior to the completion of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with the JCF Stockholders, the Management Stockholders and the Former Canaccede Stockholders, each of which are holders of more than 5% of our outstanding capital stock and/or entities with which certain of our directors are affiliated. The Registration Rights Agreement will provide these stockholders certain registration rights as described below. Such registration rights will terminate upon the earliest of (i) the        anniversary of the completion of this offering, (ii) the completion of certain liquidation events or (iii) with respect to any particular stockholder, such time after the completion of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights. The Form S-1 and Form S-3 demand registration rights described below are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares of common stock included in any such registration under specified circumstances.
Form S-1 Demand Registration Rights
At any time beginning 180 days after the effective date of this registration statement, the JCF Stockholders will have the right to demand that we file a registration statement on Form S-1 to register the offer and sale of their shares. We will generally only be obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate offering price of which, net of underwriting discounts and commissions, is at least $      million. If our board of directors determines that it would be materially detrimental to us and our shareholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days.
Form S-3 Demand Registration Rights
At any time when we are eligible to file a registration statement on Form S-3, the JCF Stockholders will be able to request that we register the offer and sale of their shares on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of any underwriting discounts or commissions, is at least $      million. The JCF Stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected three such registrations within the 12-month period preceding the date of the request. If our board of directors determines that it would be materially detrimental to us and our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any 12-month period, for a period of up to 30 days.

Piggyback Registration Rights
At any time after the completion of this offering, if we propose to register shares of our common stock or other securities under the Securities Act, either for our own account or for the account of our stockholders, in connection with such offering, all stockholders party to the Registration Rights Agreement will be able to request that we include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to our stock plans, (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights, or (iv) a registration relating to the offer and sale of debt securities, these stockholders will be entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Stockholders Agreement
In connection with the completion of this offering, we intend to enter into the Stockholders Agreement with the JCF Stockholders. The Stockholders Agreement will provide the JCF Stockholders the right to designate a certain number of nominees for election to our board of directors and certain committee nomination rights for so long as the JCF Stockholders (including their permitted transferees under the Stockholders Agreement) beneficially own a specified percentage of our outstanding common stock. Additionally, the Stockholders Agreement will specify that we will not take certain significant actions specified therein, including      , without the prior written consent of the JCF Stockholders as long as the JCF Stockholders (including their permitted transferees under the Stockholders Agreement) beneficially own at least    % of the outstanding shares of our common stock (as adjusted for stock splits, combinations, reclassifications and similar transactions).
Indemnification Agreements
Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Participation Agreement
In February 2023, Jefferson Capital Systems, LLC, one of our wholly owned indirect subsidiaries, entered into a participation agreement (the “Participation Agreement”) with HH Warehouse LLC (“HH Warehouse”), pursuant to which Jefferson Capital Systems, LLC sold a 26.75% beneficial ownership interest (the “Portfolio Interest”) in a portfolio of performing installment loans (the “Portfolio”) to HH Warehouse for $2.9 million and agreed to administer the Portfolio and pay HH Warehouse a share of the collections proportionate to the size of the Portfolio Interest. In July 2024, Jefferson Capital Systems, LLC entered into an amendment to the Participation Agreement with HH Warehouse, pursuant to which Jefferson Capital Systems, LLC repurchased the Portfolio Interest from HH Warehouse for $1.4 million and assumed all rights and obligations related to the Portfolio Interest. Christopher Giles, a member of our board of directors, served as Vice President of HH Warehouse and held 12.86% of the membership interests in HH Warehouse at the time of such transactions.
Family Relationship
Bryan Szemenyei, President of Canaccede, one of our wholly owned indirect subsidiaries, is the son of Andrew Szemenyei, a member of our board of directors, and has been employed by our subsidiary since our acquisition of Canaccede in March 2020. Bryan Szemenyei does not reside with Andrew Szemenyei and is not one of our executive officers. During the years ended December 31, 2024, 2023 and 2022, Bryan Szemenyei had total compensation, including base salary, bonus and other compensation, of C$      , C$0.3 million and C$0.4 million, respectively.
Policies and Procedures for Related Party Transactions
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or the perception thereof. Prior to the completion of this offering, our board of directors intends to adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year, and a related person had, has, or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of       2024, and as adjusted to reflect the sale of common stock by us and the selling stockholders in this offering, by:
▪
each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

▪
each of the selling stockholders;

▪
each of our named executive officers;

▪
each of our directors; and

▪
all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, subject to any applicable community property laws.
Percentage ownership of our common stock before this offering is based on       shares of our common stock outstanding as of       , 2024, after giving effect to the Reorganization. Percentage ownership of our common stock after this offering is based on       shares of our common stock outstanding immediately after the completion of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of       , 2024 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 600 South Highway 169, Suite 1575, Minneapolis, Minnesota 55426.
	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered Assuming No Exercise of Option to Purchase Additional Shares	Number of Shares Being Offered Assuming Full Exercise of Option to Purchase Additional Shares	Shares Beneficially Owned After this Offering
					Assuming No Exercise of Option to Purchase Additional Shares		Assuming Full Exercise of Option to Purchase Additional Shares
Name of Beneficial Owners	Shares	%			Shares	%	Shares	%
5% Stockholders and Selling Stockholders:
Entities affiliated with J.C. Flowers(1)		%				%		%
Other Selling Stockholders
		%				%		%
Named Executive Officers and Directors:
David Burton		%				%		%
		%				%		%

	Shares Beneficially Owned Prior to this Offering		Number of Shares Being Offered Assuming No Exercise of Option to Purchase Additional Shares	Number of Shares Being Offered Assuming Full Exercise of Option to Purchase Additional Shares	Shares Beneficially Owned After this Offering
					Assuming No Exercise of Option to Purchase Additional Shares		Assuming Full Exercise of Option to Purchase Additional Shares
Name of Beneficial Owners	Shares	%			Shares	%	Shares	%
		%				%		%
Thomas Harding		%				%		%
John Oros		%				%		%
Thomas Lydon, Jr		%				%		%
Christopher Giles		%				%		%
Ronald Vaske		%				%		%
Andrew Szemenyei		%				%		%
Beth Leonard		%				%		%
All directors and executive officers as a group ( individuals)		%				%		%

*
Represents beneficial ownership of less than 1%.

(1)
                                  .

DESCRIPTION OF CAPITAL STOCK
The following summary describes important terms of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is part. The following summary reflects the completion of the Reorganization.
General
At or prior to the completion of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
▪
shares of common stock, par value $      per share; and

▪
shares of preferred stock, par value $      per share.

All shares of our common stock outstanding upon completion of this offering will be fully paid and non-assessable.
As of      , 2024, after giving effect to the Reorganization, there were       shares of our common stock outstanding, held of record by        stockholders. No shares of our preferred stock are designated, issued or outstanding.
The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
Preferred Stock
Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to       shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after completion of this offering, no shares of preferred stock will be outstanding and we have no present plan to issue any shares of preferred stock.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to pay quarterly cash dividends beginning in the         quarter of 2025. See “Dividend Policy” and “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors — General Risk Factors — Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.”
Authorized but Unissued Shares
The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the       . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay, or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. In all other cases and at any other time, directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management — Board

Composition.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation will provide that from and after the Trigger Date, our stockholders will not be able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws, unless previously approved by our board of directors. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by the board of directors, the Chairman of our board of directors, our chief executive officer, our president or another officer selected by a majority of our board of directors; provided, however, that prior to the Trigger Date, special meetings of the stockholders for any purpose may also be called by or at the direction of the board of directors or the Chairman of the board of directors at the request of the JCF Stockholders, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting. The board of directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the board of directors. Prior to the Trigger Date, the JCF Stockholders shall not be subject to the notice requirements with respect to the proposal of any business (other than with respect to the nomination of directors) at any annual or special meeting of the stockholders.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon completion of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders a majority of the votes which all our stockholders would be eligible to cast in an election of directors.
Removal of Directors; Vacancies
Prior to the Trigger Date, any director may be removed at any time, with or without cause, by the holders of at least a majority of the voting power of the outstanding shares of our common stock entitled to vote on the election and removal of directors in the manner permitted by our amended and restated certificate of incorporation. In all other cases and from and after the Trigger Date, our amended and restated certificate of incorporation will provide that, except in the case of the removal of a director designated by the JCF Stockholders or their permitted transferees, which removal shall be only take place in accordance with the terms of the Stockholders Agreement, directors may only be removed from our board of directors for cause and only by the affirmative vote of the holders of at least      % of the voting power of the common stock outstanding and entitled to vote on the election and removal of directors. Except in the case of a vacancy arising with respect to a director designated by       , which vacancy shall be filled in accordance with the terms of the Stockholders Agreement, our board of directors will have the sole power to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Supermajority Provisions
Our amended and restated certificate of incorporation and our bylaws will provide that the board of directors is expressly authorized to adopt, make, alter, amend or repeal our bylaws. From and after the Trigger Date, any adoption, alteration, amendment or repeal of our bylaws by our stockholders will require the affirmative vote of holders of at least      % of the voting power of our outstanding capital stock entitled to vote thereon. In addition, our amended and restated certificate of incorporation will provide that from and after the Trigger Date, certain articles of the certificate of incorporation, including those relating to (i) the board size, classification, removal and vacancies, (ii) stockholder action by written consent, (iii) special meetings of stockholders, (iv) amendment of certificate and bylaws, (v) business combinations with interested stockholders, (vi) liability of directors, (vii) forum selection and (viii) waiver of corporate opportunity, may be amended only by a vote of at least      % of the voting power of our outstanding capital stock entitled to vote thereon.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Section 203 of the DGCL
In general, Section 203 of the DGCL, an anti-takeover provision, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder,” or person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in the manner prescribed by the DGCL and Delaware Court of Chancery.
We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203; however, our amended and restated certificate of incorporation will contain provisions that have generally the same effect as Section 203. Nonetheless, our amended and restated certificate of incorporation will provide that the JCF Stockholders, their affiliates and successors, and their direct and indirect transferees are not deemed “interested stockholders” for purposes of such provisions and therefore will not be subject to such provisions regardless of the percentage of our voting stock owned by them.
Conflicts of Interest; Corporate Opportunities
In order to address potential conflicts of interest between us and the JCF Stockholders, our amended and restated certificate of incorporation contains certain provisions regulating and defining the conduct of our affairs to the extent that they may involve the JCF Stockholders and their directors, managers, officers, associated funds, employees and/or representatives and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with the JCF Stockholders. In general, these provisions recognize that we and the JCF Stockholders may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and the JCF Stockholders will continue to have contractual and business relations with each other, including directors, officers or employees of the JCF Stockholders serving as our directors, officers or employees.
Our amended and restated certificate of incorporation provides that the JCF Stockholders have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation provides that for so long as the JCF Stockholders and their affiliates own at least      % of the total voting power of our outstanding shares with respect to the election of directors or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of the JCF Stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and the JCF Stockholders, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of the JCF Stockholders shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to the JCF Stockholders.
Our amended and restated certificate of incorporation also provides for special approval procedures that may be utilized if it is deemed desirable by the JCF Stockholders, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:
▪
the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the board of directors or a duly appointed committee of the board of directors, and the board of directors or such committee authorizes approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

▪
the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of our amended and restated certificate of incorporation.
Subject to the rights of the of the holders of any series of preferred stock then outstanding, and in addition to any vote required by applicable law, the affirmative vote of the holders of at least    % of the voting power of the then outstanding shares of voting stock, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with these provisions of the amended and restated certificate of incorporation.
Limitations on Liability and Indemnification of Officers and Directors
Our bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, along with the right to have expenses incurred in defending proceedings paid in advance of their final disposition. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification and advancement provisions contained under our bylaws and provided under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duties as a director.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation relating to us. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such mergers or consolidations will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, subject to certain limitations.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, in certain circumstances. Among other things, either the stockholder bringing any such action must be a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock must have thereafter devolved by operation of law, and such stockholder must continuously hold shares through the resolution of such action.

Exclusive Forum
Our amended and restated certificate of incorporation and bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws (as either may be amended from time to time); and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is       .
Trading Symbol and Market
We intend to apply to list our common stock on the       under the symbol “JCAP.”

SHARES ELIGIBLE FOR FUTURE SALE
Sale of Restricted Shares
The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, the majority of shares outstanding prior to the completion of this offering by the selling stockholders will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
Upon completion of this offering, we expect to have outstanding an aggregate of       , shares of our common stock, assuming no exercise of outstanding options. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.
Upon the expiration (or waiver) of the lock-up agreements described below      days after the date of this prospectus, and subject to the provisions of Rule 144, an additional       shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.
Rule 144
In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:
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1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after completion of this offering by the selling stockholders; or

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the average weekly trading volume in our common stock on      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.
Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
S-8 Registration Statement
We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under the 2025 Plan. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Lock-Up Agreements
In connection with this offering, we, our executive officers and directors and the holders of all or substantially all of our capital stock and other securities outstanding upon completion of the Reorganization, including the selling stockholders, have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for      days after the date of this prospectus without first obtaining the written consent of        , subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Rule 701
In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.
Registration Rights
Pursuant to our Registration Rights Agreement, after the completion of this offering, the holders of up to      shares of our common stock (or       shares if the underwriters exercise in full their option to purchase additional shares of our common stock from the selling stockholders), or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Revolving Credit Facility
On May 21, 2021, CL Holdings, LLC, a Georgia limited liability company (“CL Holdings”), Jefferson Capital Systems, LLC, a Georgia limited liability company (“JCap”), JC International Acquisition, LLC, a Georgia limited liability company (“JCIA”), entered into that certain Credit Agreement (as amended by Amendment No. 1 to the Credit Agreement, dated as of December 28, 2021, Amendment No. 2 to the Credit Agreement, dated as of February 28, 2022, Amendment No. 3 to the Credit Agreement, dated as of April 26, 2023, Amendment No. 4 to the Credit Agreement, dated as of September 29, 2023, Amendment No. 5 to the Credit Agreement, dated as of June 3, 2024, Amendment No. 6 to the Credit Agreement, dated as of November 13, 2024, and as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Revolving Credit Facility”) with Citizens Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”), and the lenders from time to time party thereto, which currently, as amended, provides for borrowings in an aggregate principal amount of $825.0 million (subject to compliance with a borrowing base and applicable debt covenants) consisting of either SOFR Loans or CORRA Loans and Daily Simple SONIA Loans (each as defined in the Revolving Credit Agreement). Interest on borrowings designated as SOFR Loans, CORRA Loans and Daily Simple SONIA Loans accrues at a rate equal to SOFR, the CORRA Rate or Daily Simple SOFR (each as defined in the Revolving Credit Agreement), as applicable, plus 3.00 – 3.50%. The Revolving Credit Facility also bears a non-use fee of 0.300% – 0.400% per annum payable quarterly in arrears. The Revolving Credit Facility matures on April 26, 2028.
The Revolving Credit Facility is secured by substantially all the assets of each Loan Party (as defined in the Revolving Credit Facility and as also listed as “Bank Facility Borrowers” under “Prospectus Summary —Organizational Structure”), including 100% of the equity interests in each of their domestic subsidiaries and in the case of equity interests in Foreign Subsidiaries, pledges of (A) 100% of the non-voting equity interests in such Foreign Subsidiaries and (B) 65% of the voting equity interests in such Foreign Subsidiaries. The Revolving Credit Facility contains restrictive covenants and events of default, including the following:
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The Senior Leverage Ratio (as defined in the Revolving Credit Facility) shall not exceed 2.50 to 1.00;

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The Leverage Ratio (as defined in the Revolving Credit Facility) shall not exceed 3.25 to 1.00;

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Maintenance of a Fixed Charge Coverage Ratio (as defined in the Revolving Credit Facility) of at least 1.25 to 1.00;

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Maintenance of a Tangible Net Worth (as defined in the Revolving Credit Facility) in an amount not less than $56.0 million, plus 50% of Consolidated Net Income (as defined in the Revolving Credit Facility) of JCap Intermediate LLC, a Delaware limited liability company, and its restricted subsidiaries earned during each calendar quarter;

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Maintenance of minimum actual collections of at least 85% of the projected collections for each 12-month period, as of the last day of each calendar quarter; and

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Limitations on investments and transactions with affiliates.

On December 28, 2021, CL Holdings, JCap, JCIA and the Administrative Agent and the lenders party thereto entered into Amendment No. 1 to the Revolving Credit Facility to, among other things, transition the interest rate benchmark for Sterling loans from LIBOR to Sterling Overnight Index Average plus 3.26 basis points.
On February 28, 2022, CL Holdings, JCap, JCIA and CFG Canada Funding, LLC (“CFG Canada” and, together with CL Holdings, JCap and JCIA, the “Borrowers”), the Administrative Agent and the lenders party thereto entered into Amendment No. 2 to the Revolving Credit Facility to, among other things, add a new $150.0 million Canadian sub-facility to go alongside the $35.0 million U.K. sub-facility and to add CFG Canada Funding LLC as a new borrower under such Canadian sub-facility and pledge its assets and stock.
On April 26, 2023, the Borrowers, the Administrative Agent and the lenders party thereto entered into Amendment No. 3 to the Revolving Credit Facility to, among other things, increase its aggregate commitment amount from its initial size of $500.0 million to $600.0 million, extend the maturity date from May 21, 2024 to April 26, 2028, transition the interest rate benchmark for U.S. dollar loans from LIBOR to term secured overnight financing rate plus 10 basis points and increase the U.K sub-facility to $50.0 million.

On September 29, 2023, the Borrowers, the Administrative Agent and the lenders party thereto entered into Amendment No. 4 to the Revolving Credit Facility to, among other things, increase its aggregate commitment amount from $600.0 million to $750.0 million and reduce the Canadian sub-facility to $85.0 million.
On June 3, 2024, the Borrowers, the Administrative Agent and the lenders party thereto entered into Amendment No. 5 to the Revolving Credit Facility, to among other things, transition interest rate benchmark from CDOR to term Canadian overnight repo rate average plus 10 basis points.
On November 13, 2024, the Borrowers, the Administrative Agent and the lenders party thereto entered into Amendment No. 6 to the Revolving Credit Facility, to among other things, increase its aggregate commitment amount from $750.0 million to $825.0 million and increase the Canadian sub-facility by $25.0 million.
As of December 31, 2024, there were $      million aggregate principal amount of loans outstanding under the Revolving Credit Facility.
6.000% Senior Notes due 2026
On August 4, 2021, Jefferson Capital Holdings, LLC completed an offering of $300.0 million aggregate principal amount of 6.000% senior notes due 2026 (the “2026 Notes”) under an indenture (the “2026 Notes Indenture”), dated as of August 4, 2021, among Jefferson Capital Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee. The 2026 Notes are general senior unsecured obligations of Jefferson Capital Holdings, LLC and are guaranteed by certain of Jefferson Capital Holdings, LLC’s wholly-owned domestic restricted subsidiaries. Interest on the 2026 Notes is payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2022. The 2026 Notes mature on August 15, 2026.
At any time and from time to time prior to August 15, 2023, the 2026 Notes may be redeemed at Jefferson Capital Holdings, LLC’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2026 Notes redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the applicable date of redemption, subject to the rights of holders of 2026 Notes on the relevant record date to receive interest due on the relevant interest payment date, plus the applicable premium as of the applicable redemption date.
On and after August 15, 2023, the 2026 Notes may be redeemed, at Jefferson Capital Holdings, LLC’s option, in whole or in part, at any time and from time to time, at the redemption prices set forth below. The 2026 Notes will be redeemable at the redemption prices (expressed as percentages of principal amount of the 2026 Notes to be redeemed) set forth below plus accrued and unpaid interest thereon, if any, to but excluding the applicable redemption date, subject to the right of holders of the 2026 Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period beginning on August 15 of each of the years indicated below:
Dates	Percentage
2023	103.000%
2024	101.500%
2025 and thereafter	100.000%
The 2026 Notes Indenture contains covenants that limit Jefferson Capital Holdings, LLC’s ability and the ability of Jefferson Capital Holdings, LLC’s restricted subsidiaries to, among other things: (i) incur or guarantee additional debt; (ii) incur certain liens; (iii) make certain investments; (iv) create restrictions on the payment of dividends or other amounts from Jefferson Capital Holdings, LLC’s restricted subsidiaries that are not guarantors under the 2026 Notes Indenture; (v) enter into certain transactions with affiliates; (vi) merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of Jefferson Capital Holdings, LLC’s assets; (vii) sell certain assets, including capital stock of Jefferson Capital Holdings, LLC’s subsidiaries; (x) designate Jefferson Capital Holdings, LLC’s subsidiaries as unrestricted subsidiaries; and (xi) pay dividends, redeem or repurchase capital stock or make other restricted payments.
As of December 31, 2024, there was approximately $      million aggregate principal amount of the 2026 Notes outstanding.

9.500% Senior Notes due 2029
On February 2, 2024, Jefferson Capital Holdings, LLC completed an offering of $400.0 million aggregate principal amount of 9.500% senior notes due 2029 (the “2029 Notes”) under an indenture (the “2029 Notes Indenture”), dated as of February 2, 2024, among Jefferson Capital Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes are general senior unsecured obligations of Jefferson Capital Holdings, LLC and are guaranteed by certain of Jefferson Capital Holdings, LLC’s wholly-owned domestic restricted subsidiaries. Interest on the 2029 Notes is payable semi-annually on February 15 and August 15 of each year, commencing on August 15, 2024. The 2029 Notes mature on February 15, 2029.
At any time and from time to time prior to February 15, 2026, the 2029 Notes may be redeemed at Jefferson Capital Holdings, LLC’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2029 Notes redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the applicable date of redemption, subject to the rights of holders of 2029 Notes on the relevant record date to receive interest due on the relevant interest payment date, plus the applicable premium as of the applicable redemption date.
On and after February 15, 2026, the 2029 Notes may be redeemed, at Jefferson Capital Holdings, LLC’s option, in whole or in part, at any time and from time to time, at the redemption prices set forth below. The 2029 Notes will be redeemable at the redemption prices (expressed as percentages of principal amount of the 2029 Notes to be redeemed) set forth below plus accrued and unpaid interest thereon, if any, to but excluding the applicable redemption date, subject to the right of holders of the 2029 Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period beginning on February 15 of each of the years indicated below:
Dates	Percentage
2026	104.750%
2027	102.375%
2028 and thereafter	100.000%
The 2029 Notes Indenture contains covenants that limit Jefferson Capital Holdings, LLC’s ability and the ability of Jefferson Capital Holdings, LLC’s restricted subsidiaries to, among other things: (i) incur or guarantee additional debt; (ii) incur certain liens; (iii) make certain investments; (iv) create restrictions on the payment of dividends or other amounts from Jefferson Capital Holdings, LLC’s restricted subsidiaries that are not guarantors under the 2029 Notes Indenture; (v) enter into certain transactions with affiliates; (vi) merge or consolidate with another person, or sell or otherwise dispose of all or substantially all of Jefferson Capital Holdings, LLC’s assets; (vii) sell certain assets, including capital stock of Jefferson Capital Holdings, LLC’s subsidiaries; (x) designate Jefferson Capital Holdings, LLC’s subsidiaries as unrestricted subsidiaries; and (xi) pay dividends, redeem or repurchase capital stock or make other restricted payments.
As of December 31, 2024, there was approximately $      million aggregate principal amount of the 2029 Notes outstanding.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined herein) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section titled “Dividend Policy,” subject to the discretion of our board of directors and applicable provisions of the DGCL, we anticipate declaring and paying quarterly cash dividends to holders of our common stock. If we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or the applicable withholding agent may treat the entire distribution as a dividend. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated   , 2025, among us, the selling stockholders and Jefferies LLC and Keefe, Bruyette & Woods, Inc., as the representatives of the underwriters named below and the joint book-running managers of this offering, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the respective number of shares of common stock shown opposite its name below:
Underwriter	Number of Shares
Jefferies LLC	$
Keefe, Bruyette & Woods, Inc.
Total	$

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority except sales to accounts over which they have discretionary authority to exceed      % of the common stock being offered.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $        per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by the selling stockholders as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that the selling stockholders are to pay the underwriters and the proceeds, before expenses, to the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$
We estimate that the total expenses of the offering, other than the underwriting discounts and commissions referred to above, will be approximately $       and are payable by                 .            have agreed to reimburse the underwriters for certain of their expenses up to $      .
Determination of Offering Price
Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us, the selling stockholders and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.
Listing
We intend to apply to have our common stock approved for listing on the            under the trading symbol “JCAP.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of       shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
No Sales of Similar Securities
We, our officers, directors, the selling stockholders and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:
▪
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

▪
otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

▪
publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Keefe, Bruyette & Woods, Inc.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.
Jefferies LLC and Keefe, Bruyette & Woods, Inc. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
None of we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Canada
(A)
Resale Restrictions

The distribution of the shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.
(B)
Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:
▪
the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions,

▪
the purchaser is a “permitted client” as defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations,

▪
where required by law, the purchaser is purchasing as principal and not as agent, and

▪
the purchaser has reviewed the text above under Resale Restrictions.

(C)
Conflicts of Interest

Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

(D)
Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these shares of common stock in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E)
Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F)
Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.
(G)
Language of Documents

The purchaser confirms its express wish and that it has requested that this prospectus, all documents evidencing or relating to the sale of the shares of common stock described herein and all other related documents be drawn up exclusively in the English language. L’acquéreur confirme sa volonté expresse et qu’il a demandé que le présent prospectus, tous les documents attestant de la vente des titres décrits dans le présent document ou s’y rapportant ainsi que tous les autres documents s’y rattachant soient rédigés exclusivement en langue anglaise.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
(A)
You confirm and warrant that you are either:

a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
a person associated with the Company under Section 708(12) of the Corporations Act; or
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.
To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
(B)
You warrant and agree that you will not offer any of the shares of common stock issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares of common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:
(a)
to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
No shares of common stock have been offered or sold, and no shares of common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the shares of common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the shares of common stock, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Company or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.            has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering.

EXPERTS
The consolidated financial statements of Jefferson Capital Holdings, LLC as of December 31, 2023, and for the year ended December 31, 2023, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statement of Jefferson Capital, Inc. as of November 12, 2024, included in this Prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statement is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.
Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.jcap.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and the Board of Directors of Jefferson Capital, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Jefferson Capital, Inc. (the “Company”) as of November 12, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 12, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/Deloitte & Touche LLP
New York, New York
December 10, 2024
We have served as the Company’s auditor since 2024.

Jefferson Capital, Inc.
Balance Sheet
As of November 12, 2024
Assets
Cash and cash equivalents	$—
Total assets	$—
Liabilities
Total liabilities	$—
Commitments and contingencies
Stockholder’s Equity
Common stock, $0.01 par value per share, 100 shares authorized, 100 shares issued and outstanding	$1
Due from stockholder	(1)
Total stockholder’s equity	—
Total liabilities and stockholder’s equity	$—

See accompanying notes to the financial statements.

Jefferson Capital, Inc.
Notes to Balance Sheet
As of November 12, 2024
1. Organization
Jefferson Capital Inc. (the “Company”) was formed as a Delaware corporation on November 12, 2024. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Jefferson Capital Holdings, LLC and its subsidiaries (“Jefferson Capital Holdings”). Following a series of transactions that the Company will engage in immediately prior to the completion of the public offering, the Company will become a holding company with no material assets other than 100% of the equity interests in JCAP TopCo, LLC, which will remain a holding company with no material assets other than 100% of the equity interests in Jefferson Capital Holdings. As a result, the Company will indirectly wholly own the equity interest of Jefferson Capital Holdings and will operate and control all of the business affairs of Jefferson Capital Holdings.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.
3. Stockholder’s Equity
On November 12, 2024, the Company was authorized to issue 100 shares of common stock, par value $0.01 per share, 100 shares of which have been issued for aggregate consideration of $1.00 and are outstanding as of November 12, 2024.
4. Commitments and Contingencies
The Company may be subject to legal proceedings that arise in the ordinary course of business. There are currently no proceedings to which the Company is a party, nor does the Company have knowledge of any proceedings that are threatened against the Company.
5. Subsequent Events
The Company has evaluated subsequent events through December 10, 2024, the date the financial statements were available to be issued. The Company has concluded that no subsequent event has occurred that requires disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member and the Board of Directors of Jefferson Capital Holdings, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Jefferson Capital Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive income, member’s equity and cash flows for the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/Deloitte & Touche LLP
New York, New York
December 10, 2024
We have served as the Company’s auditor since 2022.

Jefferson Capital Holdings, LLC
Consolidated Balance Sheet
(Dollars in Thousands)
As of December 31, 2023
Assets
Cash and cash equivalents	$14,371
Restricted cash and cash equivalents	6,233
Investments in previously charged-off receivables, net	984,496
Credit card receivables (net of allowance for credit losses of $2,213)	20,034
Prepaid expenses and other assets	26,543
Other intangible assets, net	6,520
Goodwill	57,170
Total assets	$1,115,367
Liabilities
Accounts payable and accrued expenses	$40,851
Notes payable, net	770,926
Total liabilities	$811,777
Commitments and contingencies (note 8)
Member’s Equity
Contribution by member	$28,797
Retained earnings	276,434
Accumulated other comprehensive income	(1,641)
Total equity	303,590
Total liabilities and member’s equity	$1,115,367

See accompanying notes to the financial statements.

Jefferson Capital Holdings, LLC
Consolidated Statement of Operations and Comprehensive Income
(Dollars in Thousands)
For the year ended December 31, 2023
Revenues
Revenue from receivable portfolios	$306,529
Changes in recoveries	(12,955)
Total revenue from previously charged-off receivables	293,574
Credit card revenue	8,820
Servicing revenue	20,678
Total revenues	323,072
Provision for credit losses	3,524
Operating expenses
Salaries and benefits	36,527
Servicing expenses	101,696
Depreciation and amortization	2,372
Professional fees	6,833
Other selling, general and administrative	8,069
Total operating expenses	155,497
Net operating income	164,051
Other income (expense)
Interest expense	(48,108)
Foreign exchange and other income (expense)	4,641
Total other income (expense)	(43,467)
Income before income taxes	120,584
Provision for income taxes	(9,045)
Net income	111,539
Net income attributable to noncontrolling interest	(20)
Net income attributable to Jefferson Capital Holdings, LLC	$111,519
Other comprehensive income	8,261
Comprehensive income	$119,780

See accompanying notes to the financial statements.

Jefferson Capital Holdings, LLC.
Consolidated Statement of Member’s Equity
(Dollars in Thousands)
	Contributions by Member	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- controlling Interest	Total Equity
Balance, December 31, 2022	$59,361	$(9,903)	$164,915	$394	$214,767
Distributions to member	(30,564)	—	—	—	(30,564)
Net income	—	—	111,519	20	111,539
Foreign currency translation	—	8,261	—	9	8,270
Other	—	—	—	(423)	(423)
Balance, December 31, 2023	$28,797	$(1,642)	$276,434	$—	$303,589

See accompanying notes to the financial statements.

Jefferson Capital Holdings, LLC.
Consolidated Statement of Cash Flows
(Dollars in Thousands)
For the year ended December 31, 2023
Cash flows from operating activities
Net income	$111,539
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Depreciation and amortization of property and equipment	1,456
Amortization	3,827
Provision for credit losses	3,524
Changes in assets and liabilities, net of acquisition:
Prepaid expenses and other assets	(8,369)
Accounts payable and accrued expenses	8,242
Net cash provided by operating activities	120,219
Cash flows from investing activities
Purchases of previously charged-off receivables	(530,873)
Purchases of credit card receivables	(35,434)
Collections applied to investments in previously charged-off receivables	137,400
Collections applied to credit card receivables	32,319
Acquisition, net of cash acquired	(5,596)
Purchases of property and equipment	(1,227)
Net cash used in investing activities	(403,411)
Cash flow from financing activities
Proceeds from lines of credit	654,734
Payments on lines of credit	(328,413)
Debt issuance costs	(5,898)
Distributions to member	(30,564)
Net cash provided by financing activities	289,859
Exchange rate effects on cash balances held in foreign currencies	(1,220)
Net (decrease) increase in cash and cash equivalents and restricted cash	5,447
Cash and cash equivalents and restricted cash, beginning of period	15,157
Cash and cash equivalents and restricted cash, end of period	$20,604
Supplemental Cash Flow Disclosures
Interest paid	$45,111
Income taxes paid	$9,045
The following table provides a reconciliation of cash and cash equivalents and restricted cash and cash equivalents reported within the accompanying consolidated balance sheet that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

Cash and cash equivalents	$14,371
Restricted cash	6,233
Total cash and cash equivalents and restricted cash as shown in the consolidated statement of cash flows	$20,604
See accompanying notes to the financial statements.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements
1. Organization, Description of Business and Summary of Significant Accounting Policies
The accompanying consolidated financial statements include the consolidated results of operations of Jefferson Capital Holdings, LLC and subsidiaries (the “Company”). The Company indirectly owns 100% of the outstanding interests of CL Holdings, LLC and Canastream Holdings Ltd. CL Holdings, LLC’s primary operating subsidiaries include Jefferson Capital Systems, LLC and FMT Services, LLC in the United States (“U.S.”), and JC International Acquisition, LLC, Creditlink Account Recovery Solutions, LTD, Resolvecall Ltd., and Moriarty Law Limited in the United Kingdom (“U.K.”). Canastream Holdings Ltd.’s primary operating subsidiaries include Canaccede Financial Group Ltd. and Fidem Finance Inc. in Canada. J.C. Flowers and its affiliated funds directly or indirectly own greater than 95% of Jefferson Capital Holdings, LLC, with the former shareholders of Canaccede and current management owning the remainder.
The Company and its subsidiaries in the U.S., Canada, and the U.K. provide debt recovery solutions and other related services across a broad range of consumer receivables, including credit card, secured and unsecured automotive, utilities, telecom and other receivables. The Company primarily purchases portfolios of previously charged-off consumer receivables at deep discounts to face value and manages them by working with individuals as they repay their obligations and work toward financial recovery. Previously charged-off receivables include receivables subject to bankruptcy proceedings. The Company also provides debt servicing and other portfolio management services to credit originators for non-performing loans. Through credit card acquisition programs, the Company earns credit card revenue. All deployments are made from independent third parties.
The Company purchases portfolios of previously charged-off receivables from a diverse client base, including Fortune 500 creditors, banks, fintech origination platforms, telecommunications providers, credit card issuers, and auto finance companies. The Company’s top five clients accounted for 35.3%, with the top client representing 10.0%, of purchases for the year ended December 31, 2023. For credit card receivables, the Company purchases from two issuers.
Principles of Consolidation
The consolidated financial statements reflect the accounts and operations of the Company, those of its subsidiaries in which the Company has a controlling financial interest, and certain variable interest entities (“VIEs”) where the Company is the primary beneficiary. The Company is deemed to be the primary beneficiary of a VIE when it has both (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) exposure to benefits and/or losses that could potentially be significant to the entity. Assets and liabilities of VIEs and their respective results of operations are consolidated from the date that the Company became the primary beneficiary through the date that the Company ceases to be the primary beneficiary.
All intercompany transactions and balances have been eliminated in consolidation.
Translation of Foreign Currencies
Foreign currency translation adjustments result from the process of translating financial statements from the Company’s foreign subsidiaries’ functional currency, mainly the Canadian dollar for the Company’s Canadian business and British Pound for the Company’s United Kingdom businesses, into the Company’s reporting currency, the U.S. dollar. Translation adjustments are reported as a component of other comprehensive income. Revenues and expenses are translated monthly utilizing average exchange rates and assets and liabilities are translated as of the balance sheet date utilizing the period end exchange rate.
The consolidated financial statements of certain of the Company’s foreign subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of foreign operations are translated into U.S. dollars using period-end exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates in effect during each period. The resulting translation adjustments are recorded as a component of other comprehensive income or loss. Equity accounts are translated at historical rates, except for the change in retained earnings during the year which is the result of the income statement translation process. Intercompany transaction gains or losses at each period end arising from subsequent measurement of balances for which settlement is not planned or anticipated in the foreseeable future are included as translation adjustments and recorded within other comprehensive income or loss. Translation gains or losses are the material components of accumulated other comprehensive income or loss.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Use of Estimates
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and these principles require making estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during each reporting period. These estimates are based on information available as of the date of the consolidated financial statements. The actual results could differ materially from these estimates. Significant estimates include the determination of recovery income associated with the investment in charged off receivables. The recognition of revenue from previously charged-off receivables is primarily calculated using ASC 326 – Financial Instruments – Credit Losses, which is commonly referred to as the Current Expected Credit Loss or “CECL,” which is based on future collections and is subject to changes in estimates. Additionally, estimates of future credit losses on credit card receivables have a significant effect on the provision for loan losses.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash held in various bank deposit accounts. The Company considers all highly liquid cash investments with low interest rate risk and original maturities of three months or less to be cash equivalents. At times, cash balances may exceed the amounts insured by the respective national government. The Company monitors its banking relationships and has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents. Restricted cash reflects collections whereby the Company is a third-party servicer, required deposits maintained with the Company’s banking partners related to the Company’s credit card program, and U.K restricted deposits. Cash and cash equivalents are carried at cost, which approximates fair value.
Investments in Previously Charged-off Receivables
The Company purchases receivable portfolios that are either significantly delinquent or have been previously charged off by the seller. These financial assets have experienced more-than-insignificant deterioration in credit quality, and as such meet the definition of Purchased Credit Deteriorated or “PCD” under CECL. Under PCD accounting, the portfolios are initially recognized at amortized cost by adding the acquisition date estimate of expected credit losses to the asset’s purchase price with no provision expense recorded at acquisition date. Receivable portfolio purchases are then aggregated into pools based on similar risk characteristics. Examples of risk characteristics include financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location. The Company’s static pools are typically grouped into credit card, purchased consumer bankruptcy, and mortgage portfolios. The Company further groups these static pools by geographic location. Once a pool is established, and aggregated based on similar risk characteristics, the portfolios will remain in the designated pool unless the underlying risk characteristics change. The purchase Effective Interest Rate (“EIR”) of a pool will not change over the life of the pool even if expected future cash flows change.
Revenue is recognized for each static pool over the economic life of the pool. Debt purchasing revenue includes two components:
1.
Revenue from receivable portfolios, which includes the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR) and all revenue from zero basis portfolio collections, and

2.
Changes in recoveries, which include:

a.
Recoveries above or below forecast, which is the difference between (i) actual cash collected/ recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and

b.
Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) timing of collections (amounts either

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
expected to be collected early or later) and (ii) changes to the total amount of expected future collections (which can be increases or decreases).
The Company measures expected future recoveries based on historical experience, current conditions, and reasonable and supportable forecasts.
Write Off and Negative Allowance for Expected Recoveries:   At purchase, the Company deems these portfolios to be uncollectible due to being significantly delinquent and previously being charged off by the seller prior to purchase. In accordance with its write-off policy, the Company immediately writes off the amortized cost of the purchased portfolios at acquisition. Subsequent to write-off, the Company establishes a negative allowance for expected recoveries equal to the amount the Company expects to collect over the life of the receivable portfolio. The negative allowance will not exceed the amortized cost basis of the purchased portfolios prior to charge off.
Pooling:   The Company aggregates purchases of previously charged-off receivables into pools based on risk characteristics, primarily financial asset type and expected credit loss pattern. Once a pool is established, the composition of the pool will not change unless there is a change in the underlying risk characteristics of the individual loans.
Methodology:   The negative allowance is calculated at a pool level and represents the amount of future expected recoveries discounted to present value. The discount rate used in the calculation is the effective interest rate that equates the purchase price of the portfolio and the expected future cash flows at the purchase date. An annual pool is created throughout the year as the Company purchases portfolios. The Company pools accounts with similar risk characteristics that are acquired in the same year. A blended effective interest rate will adjust to reflect new acquisitions and new cash flow estimates until the end of the year. The effective interest rate for a pool is fixed for the remaining life of the pool once the year has ended. Thus, the effective interest rate will not change after the year has ended even if expected cash flows change for the pool.
Income Recognition:   Under ASC 326, revenue related to investments in previously charged off receivables is recognized for accretion/amortization due to the passage of time, changes in current period expected recoveries due to variances between actual and expected collections, and changes in future expected recoveries, discounted to present value. Discount accretion due to the passage of time based on the established pool effective interest rate (“EIR”) is shown in “Revenue from receivable portfolios” of the consolidated statement of operations. Changes in current period expected recoveries due to variances between actual and expected collections and changes in future expected recoveries, discounted to present value, are shown in “Changes in recoveries” of the consolidated statement of operations.
Credit Card Receivables
The Company’s Credit Card Receivables consist primarily of credit card receivables held for investment. Loans are carried at amortized cost and include accrued interest receivable, deferred fees, and costs. Upfront fees and costs are expensed as incurred. Interest income is recognized on loans and fees receivable using the contractual interest rate. The Company considers loans to be past due when they are 90 days or more past due, at which time the Company places the loans on nonaccrual status. It is the Company’s policy to write off loans when they are 180 days past due, or sooner if facts and circumstances indicate earlier non-collectability.
Allowance for Uncollectible Credit Card Receivables
The Company provides an allowance for credit losses on loans and fees receivable. Judgement is required to assess the estimate of current expected credit losses. Management continuously evaluates its estimate for determining the most appropriate allowance for credit losses. The allowance for credit losses on loans and fees receivable is computed at the pool level using a roll-rate methodology. Management considers several factors in the measurement of the allowance, including historical loss rates, current delinquency and roll-rate trends, the effects of changes in the economy, changes in underwriting criteria, and estimated recoveries. The estimated allowance consists of both qualitative and quantitative adjustments. A reasonable and supportable forecast is considered as part of the qualitative adjustment, as permitted by the standard. The allowance is estimated based on amortized cost basis of the loan including principal, accrued interest receivable, deferred

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
fees, and costs. The Company places receivables on non-accrual at 90 days past due and writes off the accrued interest at 180 days past due. Expected recoveries are included in the measurement of the allowance for credit losses.
The Company does not record an allowance related to unfunded commitments as these agreements are unconditionally cancelable by the Company.
Other Intangible Assets
The determination of the recorded value of intangible assets acquired in a business combination requires management to make estimates and assumptions that affect the Company’s consolidated financial statements. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. An estimate of fair value can be affected by many assumptions that require significant judgment. The Company amortizes identifiable intangible assets with finite lives over their useful lives. The Company evaluates these assets for impairment similar to long lived assets as outlined below in “Fixed Asset Impairment.”
Goodwill
Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Goodwill is allocated and evaluated at the reporting unit level, which are the Company’s operating segments. The Company allocates goodwill to one or more reporting units that are expected to benefit from synergies of the business combination.
Goodwill is not amortized but is evaluated for impairment annually as of June 30th or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When testing goodwill for impairment, the Company has the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as the basis to determine if it is necessary to perform a quantitative goodwill impairment test. In performing its qualitative assessment, the Company considers the extent to which unfavorable events or circumstances identified, such as changes in economic conditions, industry and market conditions or company specific events, could affect the comparison of the reporting unit’s fair value with its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is required to perform a quantitative impairment test.
Quantitative impairment testing for goodwill is based upon the fair value of a reporting unit as compared to its carrying value. The Company makes certain judgments and assumptions in allocating assets and liabilities to determine carrying values for its reporting units. To determine fair value of the reporting unit, the Company uses the income approach. Under the income approach, fair value is determined using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The impairment loss recognized would be the difference between a reporting unit’s carrying value and fair value in an amount not to exceed the carrying value of the reporting unit’s goodwill.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets consist of property and equipment, deposits the Company is required to maintain with third parties (other than restricted cash), prepaid obligations such as rent and postage, receivables due from third parties and other assets.
Property and equipment are depreciated and amortized using the straight-line method over the estimated useful lives of the assets, which are approximately 3 years for software, 5 years for equipment, 5 to 10 years for furniture and fixtures, and 5 to 6 years for leasehold improvements. Management periodically reviews these assets to determine if any impairment exists whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Fixed Asset Impairment
Long-lived assets or asset groups are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company groups its long-lived

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
assets classified as held and used at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets and liabilities for purposes of testing for impairment.
The Company monitors the operating and cash flow results of its long-lived assets or asset groups classified as held and used to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted or if the carrying value of those assets or asset groups may not be recoverable. Undiscounted estimated future cash flows are compared with the carrying value of the long-lived asset or asset group in the event indicators of impairment are identified. If the undiscounted estimated future cash flows are less than the carrying amount, the Company determines the fair value of the asset or asset group and records an impairment charge in current earnings to the extent carrying value exceeds fair value. Fair values may be determined based on estimated discounted cash flows by prices for like or similar assets in similar markets or a combination of both. There were no such impairments for the year ended December 31, 2023.
Depreciation expense was $1.5 million for the year ended December 31, 2023.
Revenue Recognition
The Company’s revenues primarily include Revenues from receivable portfolios associated with Investments in previously charged-off receivables, which is revenue recognized from engaging in debt purchasing and recovery activities. The Company fully writes off the amortized costs (i.e., face value net of noncredit discount) of the individual receivables it acquires immediately after purchasing the portfolio. The Company then records a negative allowance that represents the present value of all expected future recoveries for pools of receivables that share similar risk characteristics using a discounted cash flow approach, which is presented as “Investment in receivable portfolios, net” in the Company’s consolidated balance sheet. The discount rate is an EIR established based on the purchase price of the portfolio and the expected future cash flows at the time of purchase.
Debt purchasing revenue includes two components:
(1)
Revenue from receivable portfolios, which is the accretion of the discount on the negative allowance due to the passage of time (generally the portfolio balance multiplied by the EIR), and

(2)
Changes in recoveries, which includes:

a.
Recoveries above (below) forecast, which is the difference between (i) actual cash collected/recovered during the current period and (ii) expected cash recoveries for the current period, which generally represents over or under performance for the period; and

b.
Changes in expected future recoveries, which is the present value change of expected future recoveries, where such change generally results from (i) collections “pulled forward from” or “pushed out to” future periods (i.e., amounts either collected early or expected to be collected later) and (ii) magnitude and timing changes to estimates of expected future collections (which can be increases or decreases).

Credit Card Revenue
Credit card revenue includes interest income, annual fees, late fees, as well as interchange fees, cash advance fees and other miscellaneous items from credit card transactions. Interest income is accrued monthly based on the outstanding receivables and their contractual interest rates.
Servicing Revenue
The Company recognizes servicing revenue following ASC 860, Transfers and Servicing. Servicing revenue consists primarily of fee-based income earned on accounts collected on behalf of others, primarily credit originators. The Company earns fee-based income by providing debt servicing to credit originators for nonperforming loans in the United States and United Kingdom.
Servicing Expenses
Servicing expenses primarily include collections and customer service expenses associated with previously charged off receivables, such as the cost of outsourced collections, debtor correspondence, and other direct expenses associated with collections and customer service efforts.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Income Taxes
The Company is a single-member limited liability company with numerous subsidiaries, most of which are limited liability companies. As such, the Company’s income is taxable to its members and generally not subject to federal and state income taxes at the company level. However, certain of the Company’s foreign subsidiaries are required to pay income taxes.
This requires the Company to estimate current tax exposure and to assess temporary differences that results from differing treatments of certain items for tax and accounting purposes. Deferred income taxes are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. The Company then assesses the likelihood that deferred tax assets will be realized. Valuation allowances are established when it is more likely than not that some portion or all of a deferred tax assets will not be realized.
Recent Accounting Standards or Updates Not Yet Adopted
In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the Accounting Standards Codification (“ASC”). These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the Securities and Exchange Commission (“SEC”). The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating these provisions and the impact they may have on its consolidated financial statements and related disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions and apply to all entities subject to income taxes. The new standard is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the provisions of this ASU and the impact on its consolidated financial statements and related disclosures.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within the segment measure of profit or loss. This guidance will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023, and interim reporting periods in fiscal years beginning after December 31, 2024. The Company is currently evaluating these provisions and the impact they may have on its consolidated financial statements and related disclosures.
In November 2024, the FASB issued ASU 2024-03, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The objective of ASU 2024-03 is to address requests from investors for more detailed information about the types of expenses. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The Company is currently evaluating these provisions of this ASU and the impact they may have on its consolidated financial statements and related disclosures.
2. Acquisitions
Effective April 1, 2023, upon approval from the U.K. Solicitors Regulation Authority, the Company’s U.K. subsidiary JCIA Holdings, LLC entered into a definitive agreement to acquire Moriarty Law Limited (“Moriarty”) for $5.8 million in cash. Moriarty is a law firm based in London, U.K that provides pre-litigation, legal

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
recoveries, and enforcement services on behalf of its clients, including debt buyers, utilities, and banks. The Moriarty acquisition was accounted for using the acquisition method of accounting and, accordingly, the tangible and intangible assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of the acquisition. The results of the acquired business have been included in the Company’s consolidated statement of operations from the date of acquisition.
The components of the purchase price allocation for the acquisition of Moriarty were as follows (in thousands):
Purchase Price:
Total purchase consideration paid	$5,781
Allocation of purchase price:
Cash and cash equivalents	1,805
Prepaid expenses and other assets	855
Accounts payable and accrued expenses	(355)
Identified intangible assets:
Other intangible assets	—
Goodwill	3,476
Total net assets acquired	$5,781

In the year ended December 31, 2023, the Company recognized, from the Moriarty acquisition, Servicing revenue of $4.3 million and Net income of $0.3 million since the acquisition date. If the acquisition had occurred at the beginning of the reporting period, the Company would have recognized an additional Servicing revenue of $1.1 million and additional Net income of $0.1 million. The goodwill associated with this transaction is non-taxable.
3. Fair Value Measurements
The Company measures the fair values of its assets and liabilities, where applicable, based on the price that would be received upon sale of an asset or the price paid to transfer a liability, in an orderly transaction between market participants at the measurement date, i.e., the “exit price”. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy. The following is a brief description of each level:
Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability. An example for the Company is Investments in Previously Charged-Off Receivables (Note 3).

The Company does not have any financial instruments that are subject to fair value measurements on a recurring basis.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Financial Instruments Not Required to Be Carried at Fair Value
The table below summarizes fair value estimates for the Company’s financial instruments that are not required to be carried at fair value.
The carrying amounts in the following table are recorded in the consolidated balance sheet as of December 31, 2023 (in thousands):
	December 31, 2023
	Carrying Amount	Estimated Fair Value
Financial Assets
Investments in previously charged-off receivables	$984,496	$1,079,491
Credit card receivable, net	20,034	20,034
Financial Liabilities
Credit agreements	481,333	488,195
Senior unsecured bond due 2026	296,456	287,967
Investment in Previously Charged-Off Receivables
The fair value of investments in previously charged-off receivables is measured using Level 3 inputs by discounting the estimated future cash flows generated by the Company’s proprietary forecasting models. The key inputs include the estimated future gross cash flow, average cost to collect, and a discount rate. The determination of such inputs requires significant judgment. The Company evaluates the use of key inputs on an ongoing basis and refines the data as it continues to obtain market data. See Note 4.
Credit Card Receivables
The fair value approximates the carrying value due to their short-term nature.
Credit Agreements
The fair value of Credit agreements is measured using Level 3 inputs. The fair value approximates the principal value due to the short-term adjustable-rate nature of the Credit agreements.
Senior Unsecured Bond due 2026
The fair value estimates for the Senior Unsecured Bond are based on quoted market prices that were obtained from secondary market broker quotes. Accordingly, the Company uses Level 2 inputs for its fair value estimates.
4. Investment in Previously Charged-Off Receivables
The following table presents the roll forward of the balance of the investment in previously charged off receivables, net for the following periods (in thousands):
For the year ended December 31, 2023
Balance, beginning of period	$579,953
Purchases(1)	530,873
Collections	(430,974)
Revenue from previously charged-off receivables	306,529
Changes in expected current period recoveries	1,281
Changes in expected future period recoveries	(14,236)
Foreign currency adjustments	11,070
Balance, end of period	$984,496

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
(1)
The table below provides the detail on the establishment of negative allowance for expected recoveries of portfolios purchased during the period presented (in thousands):

For the year ended December 31, 2023
Purchase price	$530,873
Allowance for credit losses	13,783,156
Amortized cost	14,314,029
Noncredit discount	514,450
Face value	14,828,479
Write-off of amortized cost	(14,314,029)
Write-off of noncredit discount	(514,450)
Negative allowance	530,873
Negative allowance for expected recoveries	$530,873

Recoveries above or below forecast represent over and under-performance in the reporting period, respectively. Actual collections during the year ended December 31, 2023, overperformed the projected collections by approximately $1.3 million. The Company believes the collection outperformance was primarily driven by continued strong collection performance in the Company’s utilities and telecom asset class.
When reassessing the forecasts of expected lifetime recoveries during the year ended December 31, 2023, management considered historical and current collection performance and believes that for certain static pools sustained collections underperformance resulted in decreased total expected recoveries. As a result, the Company has updated its forecast, resulting in a net decrease of total estimated remaining collections, which in turn, when discounted to present value, resulted in a negative change in expected future period recoveries of approximately $14.2 million during the year ended December 31, 2023.
For the year ended December 31, 2023, the Company purchased previously charged-off receivable portfolios with face values of $14,828.5 million for a purchase price of $530.9 million or 3.6% of face value. The price paid relative to the face amount of previously charged-off receivables will vary based upon the type of debt purchased, the age of the debt at the time of acquisition and the overall debt acquisition market. The percentage reported represents the weighted average of activity for the period and is a function of the mix of assets acquired in any period. For the previously charged-off receivables purchased in the year ended December 31, 2023, the estimated amount of cash flows to be collected were $1,045.3 million (as of purchase).
5. Credit Card Receivables
The following table summarizes the credit card receivables by geography (in thousands):
December 31, 2023
United States	$8,833
Canada	13,414
Total	$22,247

The Company places credit card receivables on nonaccrual status when the credit card receivables are greater than 90 days past due or within 60 days of being notified that the customer is in bankruptcy status, whichever is earlier. The below tables present the information on the Company’s past due and non-accrual credit card receivables as of December 31, 2023.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Age analysis of past due credit card receivables as of December 31, 2023 (in thousands):
	30 – 59	60 – 89	>90	Total Past Due	Current	Total	Amortized Cost > 90 DPD and Accruing(1)
United States	$264	$208	$543	$1,015	$7,818	$8,833	$—
Canada	311	206	300	817	12,597	13,414	—
Total	$575	$414	$843	$1,832	$20,415	$22,247	$—

(1)
The Company does not accrue interest on receivables greater than 90 days past due.

Allowance for Credit Losses
The following table summarizes the change in the allowance for credit losses for the Company’s credit card receivables portfolio (in thousands).
	United States	Canada	Total
Balance as of December 31, 2022	$1,140	$1,266	$2,406
Charge-offs	(2,137)	(1,580)	(3,717)
Provision for credit losses	2,106	1,418	3,524
Balance as of December 31, 2023	$1,109	$1,104	$2,213

Non-Accrual Loans
The following table presents non-accrual loans by segment (in thousands).
	December 31, 2023
	Nonaccrual	Nonaccrual with No Allowance
United States	$543	$—
Canada	300	—
Total	$843	$—

No interest income was recorded for the non-accrual receivables for the year ended December 31, 2023.
Credit Quality Indicators
To facilitate the monitoring of credit quality for credit card receivables, and for the purpose of determining an appropriate allowance for credit losses for these receivables, the Company utilizes payment history and current payment status. The following table presents amortized cost basis credit card receivables by vintage and age analysis (in thousands).

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Delinquency	2019 & Prior	2020	2021	2022	2023	Total
United States
Current	$5,146	$1,093	$961	$341	$277	$7,818
30 – 59	120	60	38	24	22	264
60 – 89	85	49	36	18	20	208
>90	212	121	115	55	40	543
Total	$5,563	$1,323	$1,150	$438	$359	$8,833
Canada
Current	$9,371	$348	$938	$671	$1,269	$12,597
30 – 59	246	10	12	11	32	311
60 – 89	172	5	7	9	13	206
>90	219	6	21	16	38	300
Total	$10,008	$369	$978	$707	$1,352	$13,414
Combined
Current	$14,517	$1,441	$1,899	$1,012	$1,546	$20,415
30 – 59	366	70	50	35	54	575
60 – 89	257	54	43	27	33	414
>90	431	127	136	71	78	843
Total	$15,571	$1,692	$2,128	$1,145	$1,711	$22,247

6. Goodwill and Other Intangible Assets
The Company tests goodwill for impairment at least annually as of June 30, or more frequently, if certain events or circumstances warrant. During fiscal year 2023, the Company recorded no impairments of goodwill at the Company’s reporting units.
The following table summarizes the changes in goodwill and other intangible assets (in thousands) in the Company’s reportable segments:
	United States	United Kingdom	Canada	Latin America	Total
Goodwill
December 31, 2022	$31,633	$13,371	$7,257	$—	$52,261
Acquisitions	—	3,476	—	—	3,476
Impact of foreign exchange translation	—	1,273	160	—	1,433
December 31, 2023	$31,633	$18,120	$7,417	$—	$57,170
Servicing relationships
December 31, 2022	$2,952	$—	$4,397	$—	$7,349
Less: Amortization	(299)	—	(616)	—	(915)
Impact of foreign exchange translation	—	—	85	—	85
December 31, 2023	$2,653	$—	$3,866	$—	$6,519

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Amortization expense over the next five years and thereafter is expected as follows:
Amount
2024	$907
2025	907
2026	907
2027	907
2028	907
Thereafter	1,985
Total future minimum amortization expense	$6,519

7. Notes Payable, Net
	December 31, 2023
	Amount Outstanding	Interest Rate
Senior unsecured bond due 2026	$300,000	6.00%
Credit agreements	481,332	8.67%
Total	$781,332	7.64%
Unamortized debt issuance costs	(10,406)
Notes Payable, net	$770,926

Effective May 21, 2021, the Company entered into a new $500 million, 3-year credit facility with a maturity of May 21, 2024 (“Credit Agreement”). The interest rate for the Credit Agreement incorporates a spread above the relevant currency LIBOR. Effective December 28, 2021, the Credit Agreement was amended to incorporate LIBOR replacement provisions to reflect the current market approach, including SONIA loans in addition to the previously available SOFR loans for GBP denominated loans. The Financial Conduct Authority ceased publishing most LIBOR rates effective January 1, 2022, with an extension to June 30, 2023, for the remaining LIBOR rates. The Company’s USD LIBOR rates fall under the extension to June 30, 2023.
On August 4, 2021, the Company issued $300 million aggregate principal amount of 6.00% Senior Notes due August, 15 2026 in a private offering (“Senior Notes”). The Company used the proceeds, net of fees, to pay off the remaining $30 million outstanding under the second lien facility, to distribute $30 million to its Member and to pay down outstanding amounts on the Credit Agreement.
On February 28, 2022, the Company amended its Credit Agreement to include a new $150.0 million Canadian sub-facility to go alongside the $35.0 million UK sub-facility.
On April 26, 2023, the Company amended and extended its Credit Agreement to an aggregate commitment of $600 million with a 5-year maturity of April 26, 2028.
On September 29, 2023, the Company amended its Credit Agreement to an aggregate commitment of $750 million and modified its sub-facility limits to $85 million for the Canadian sub-facility and $50 million for the U.K. sub-facility.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Components of interest expense for the year ended December 31, 2023 (in thousands):
For the year ended December 31, 2023
Interest expense	$45,197
Amortization of debt issuance costs	2,911
Total interest expense	$48,108

As of December 31, 2023, the outstanding balances of notes payable were $770.9 million with the aggregated average interest rate of 7.64%.
The Company incurred costs related to the issuance and origination of its notes payable which are deferred and recorded net of the debt balance and amortized to interest expense over the life of the debt on an effective interest method. The unamortized debt issuance costs related to the notes payable were $10.4 million as of December 31, 2023.
The Credit agreement contains five financial covenants:
▪
The Maximum Senior Leverage Ratio to not exceed 2.50 to 1.00

▪
The Maximum Leverage Ratio to not exceed 3.25 to 1.00

▪
The Minimum Fixed Charge Coverage Ratio of not less than 1.25 to 1.00

▪
Minimum Tangible Net Worth not to be less than a starting value plus 50% of each subsequent quarter’s Net Income

▪
Minimum Actual Collections where the Company must collect at least 85% of the projected collections over the trailing twelve-month period

As of December 31, 2023, the Company was in compliance with all the financial covenants of its notes payable.
8. Leases
The Company recognized operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated statements of financial condition. The Company elected not to apply the recognition requirements to short-term leases, not to separate non-lease components from lease components, and elected the transition provisions available for existing contracts, which allowed the Company to carryforward its historical assessments of (1) whether contracts are or contain a lease, (2) lease classification, and (3) initial direct costs.
ROU assets represent the Company’s right to use an underlying asset during the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The Company’s lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets also include any advance lease payments made and are net of any lease incentives. As most of the Company’s operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
The majority of the Company’s leases are for corporate offices, various facilities, and information technology equipment. The components of lease expense for the year ended December 31, 2023, were as follows (in thousands):
For the year ended December 31, 2023
Operating lease costs(1)	$1,489
Total lease costs	$1,489

(1)
Operating lease expenses are included in other selling, general and administrative expenses in the Company’s consolidated statement of operations.

The following table provides supplemental consolidated balance sheet information related to leases as of December 31, 2023 (in thousands):
	Classification	December 31, 2023
Assets
Operating lease right-of-use assets	Prepaid expenses and other assets	$4,034
Total lease right-of-use assets		$4,034
Liabilities
Operating lease liabilities	Accounts payable and accrued expenses	$4,376
Total lease liabilities		$4,376

Supplemental lease information is summarized below (in thousands, except rate and lease term):
December 31, 2023
Weighted-average remaining lease term (in years)
Operating leases	6.7
Weight-average discount rate
Operating leases	4.2%
Leases paid	$1,240
Minimum future payments on non-cancellable operating leases as of December 31, 2023, are summarized as follows (in thousands):
Operating Leases
2024	$832
2025	662
2026	762
2027	795
2028	596
Thereafter	1,376
Total undiscounted lease payments	5,023
Less: imputed interest	(647)

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Operating Leases
Lease obligations under operating leases	$4,376

9. Management Long-Term Incentive Plan
The Company maintains the JCAP TopCo, LLC 2018 Underlying Units Plan (the “Plan”), effective August 31, 2018, to promote the long-term growth and profitability of the Company by providing certain of the Company’s employees and other service providers who are or will be involved in the Company’s growth with an opportunity to acquire equity interests that enable them to share in the appreciation of value of the Company, thereby encouraging such persons to contribute to and participate in the success of the Company.
Under the Plan, awards of Class B Units representing limited liability company interests in JCAP TopCo, LLC, a holding company and direct parent of the Company, are issued to Management Invest LLC, which in turn issues corresponding awards of Class B Units in Management Invest LLC to certain of the Company’s employees and other service providers. As of December 31, 2023, there were 29,267,097 Class B units available for issuance, of which 29,267,097 were issued and outstanding. The Plan units qualify as liability awards since they will be settled in cash upon redemption and are included in accounts payable and accrued expenses on the consolidated balance sheet. The unit value is calculated based on the estimated fair value of the Company over the original investment amount. Twenty-nine percent (29%) of the units shall become vested in five equal installments on each of the first five anniversaries of their respective grant dates, and the remaining seventy-one percent (71%) shall vest upon a change of control if applicable distribution thresholds are achieved. The Company values its units awarded under the Plan based on the market approach. The Company utilizes public company comparable information to establish the measure of invested capital, which is then applied against the strike prices of the respective vested portion of the units awarded under the Plan to calculate the compensation exposure. For the year ended December 31, 2023, compensation expense recognized was $1.0 million.
10. Commitments and Contingencies
Purchase Commitments
In the normal course of business, the Company enters into forward flow purchase agreements. A forward flow purchase agreement is a commitment to purchase receivables over a duration that is typically three to twelve months, but can be longer, generally with a specifically defined volume range, frequency, and pricing. Typically, these forward flow contracts have provisions that allow for early termination or price re-negotiation should the underlying quality of the portfolio deteriorate over time or if any particular month’s delivery is materially different than the original portfolio used to price the forward flow contract. Certain of these forward flow purchase agreements may also have termination clauses, whereby the agreements can be canceled by either party upon providing a certain specified amount of notice.
As of December 31, 2023, the Company had entered into forward flow purchase agreements for the purchase of previously charged-off receivables with an estimated minimum aggregate purchase price of approximately $237.3 million. The Company expects actual purchases under these forward flow purchase agreements to be significantly greater than the estimated minimum aggregate purchase price.
Employee Savings and Retirement Plan
The Company sponsors defined contribution plans in the U.S., Canada, and the U.K. The U.S. plan is organized as a 401(k) plan under which all employees are eligible to make voluntary contributions to the plan up to 100% of their compensation, subject to IRS limitations, as defined in the plan. The Company makes matching contributions of 25% of up to 6% of an employee’s salary. In Canada, the Company has a Deferred Profit-Sharing Plan (DPSP) in which the Company contributes 3% of salary to their DPSP fund. Employees contributing to the Registered Retirement Savings Plan (RRSP) or Tax Free Savings Account (TFSA) receive up to a 2% match, bringing the potential total match to 5% of salary. In the U.K., the Company operates the government contribution plan where employees contribute 5% of their salary and the Company contributes 3% of the employee salary on a monthly basis. Employees can make additional contributions to the plan via

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
their salary, either by one off extra contribution or increasing the monthly percentage but must contribute a minimum of 5%. Total compensation expense related to the Company’s contributions was $0.7 million for the year ended December 31, 2023.
Commitments to extend credit
The Company, in the normal course of business through its credit card programs, has the obligation to purchase the credit card receivables from the issuing bank, thereby incurring off-balance-sheet risk. This risk includes the cardholder’s rights to borrow up to the maximum credit limit on their credit card accounts, which is $17.8 million as of December 31, 2023, beyond their current balances. The Company has not experienced a situation in which all of the Company’s cardholders have exercised their entire available line of credit at any given point in time, nor does management anticipate this will ever occur in the future. Also, the Company can, subject to certain regulatory requirements, reduce or cancel these available credit limits.
Litigation
The Company and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of business. There are no material pending legal proceedings to which the Company or its subsidiaries are a party.
11. Variable Interest Entities
The Company determined that certain special purpose entities (“SPEs”) are VIEs. A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary, which is the entity that, through its variable interests has both the power to direct the activities that significantly impact the VIE’s economic performance and the obligations to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.
On May 12, 2023, the Company purchased the non-controlling interest of its special purpose entity, which is fully reflected in the consolidated balance sheet and statements of operations.
Columbian Joint Venture
The Company, through a joint venture, acquired a portfolio of non-performing loans based in Colombia for $7.9 million. The acquisition, which occurred in October 2021, was funded through a capital contribution of debt and equity into the local purchasing trust. The Company held a 90% economic interest in the trust with the joint venture partner holding the remaining 10%. The 10% interest was reflected as noncontrolling interest in the consolidated financial statements. On May 12, 2023, the Company purchased the remaining 10% from the joint venture partner.
12. Income taxes
The Company and all of the Company’s domestic subsidiaries are LLCs and are disregarded for United States federal and state income tax purposes. As such, the Company’s income is taxable to its members and generally not subject to United States federal and state income taxes at the company level. However, certain of the Company’s foreign subsidiaries are required to pay income taxes.
Income before income taxes consisted of the following (in thousands):
Year Ended December 31, 2023
United States	$78,904
Foreign	41,680
Income before income taxes	$120,584

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
The provision for Income taxes consisted of the following (in thousands):
Year Ended December 31, 2023
Current expense (benefit)
Foreign	9,028
$9,028
Deferred expense (benefit)
Foreign	17
$17
Provision for income taxes	$9,045

Since the Company and its domestic subsidiaries are disregarded entities for United States federal and state income tax purposes, the reconciliation of federal statutory income tax rate will result in a tax impact on international earnings equal to our effective tax rate of 7.5%.
A reconciliation of the statutory U.S. federal income tax rate to our effective tax rate was as follows:
Year Ended December 31, 2023
U.S. Federal provision	21.0%
Effect of:
State and local income taxes, net of federal income tax benefit	0%
Income not subject to federal income tax	(21.0)%
Tax impact on international earnings	7.5%
Effective rate	7.5%

The tax effects of temporary differences that give rise to significant portions of the deferred assets and liabilities consisted of the following (in thousands):
Year Ended December 31, 2023
Deferred tax assets:
Difference in basis of receivable portfolio	$184
Difference in basis of depreciable and amortizable assets	20
Net operating losses	50
$254
Deferred tax liabilities:
Difference in basis of receivable portfolio	$(1,935)
Difference in basis of depreciable and amortizable assets	(1,260)
$(3,195)
Net deferred tax liabilities	$(2,941)

As of December 31, 2023, certain of the Company’s foreign subsidiaries had net operating loss carry forwards of approximately $198.9 thousand, which are expected to be utilized over the next 24 months.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Valuation allowances are recorded against deferred tax assets if the Company believes it is more likely than not that some or all of a deferred tax asset will not be realized. In evaluating the need for a valuation allowance, the Company considered all available positive and negative evidence, including carryback availability, future reversals of existing taxable temporary differences, the Company’s recent earnings history, projected future taxable income, the overall business environment, and any applicable tax planning strategies. Based on this evaluation, management has determined that it is more likely than not that the deferred tax assets will be realized and, therefore, no valuation allowance has been recorded as of December 31, 2023.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to income taxes in income tax expense.
As of December 31, 2023, the Company has not recorded any unrecognized tax benefits or related penalties and interest. Further, the Company does not expect any significant changes related to unrecognized tax benefits within the next 12 months. In general, the Company is not subject to United States federal and state income tax examinations for years before 2020, to Canada tax examinations for years before 2020, and to United Kingdom tax examinations for years before 2017.
Reinvestment of Unremitted Earnings of Foreign Subsidiaries
The Company is subject to foreign withholding taxes upon the distribution of unremitted earnings of non-U.S. subsidiaries.
As of December 31, 2023, the Company has evaluated its strategy regarding the reinvestment of unremitted earnings from its foreign subsidiaries. Substantially all of the Company’s earnings from its U.K. and one of its Colombian subsidiaries are not intended to be indefinitely reinvested offshore. Therefore, the tax effects of repatriation for applicable foreign withholding taxes of such cash earnings have been provided for in the accompanying consolidated statement of operations. For the year ended December 31, 2023, the total foreign withholding taxes paid on these distributions amounted to $120 thousand.
As of December 31, 2023, the unremitted earnings of all other foreign subsidiaries of the Company were approximately $78.1 million. The Company intends for this amount to be indefinitely reinvested in its foreign operations; therefore, no deferred tax liabilities have been recorded for these unremitted earnings. These amounts will become taxable upon a future distribution of the earnings.
Management will continue to assess the Company’s reinvestment strategy and the related tax implications. Any changes in the Company’s intentions or ability to reinvest these earnings may result in the recognition of additional tax liabilities in future periods.
13. Related Party Transactions
During the year ended December 31, 2023, the Company distributed $30.6 million to its owners.
In February 2023, Jefferson Capital Systems, LLC, one of the Company’s wholly owned indirect subsidiaries, entered into a participation agreement (the “Participation Agreement”) with HH Warehouse LLC (“HH Warehouse”), pursuant to which Jefferson Capital Systems, LLC sold a 26.75% beneficial ownership interest (the “Portfolio Interest”) in a portfolio of performing installment loans (the “Portfolio”) to HH Warehouse for $2.9 million and agreed to administer the Portfolio and pay HH Warehouse a share of the collections proportionate to the size of the Portfolio Interest. In July 2024, Jefferson Capital Systems, LLC entered into an amendment to the Participation Agreement with HH Warehouse, pursuant to which Jefferson Capital Systems, LLC repurchased the Portfolio Interest from HH Warehouse for $1.4 million and assumed all rights and obligations related to the Portfolio Interest. Christopher Giles, a member of the Company’s board of directors, served as Vice President of HH Warehouse and held 12.86% of the membership interests in HH Warehouse at the time of such transactions.

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Bryan Szemenyei, President of Canaccede, one of the Company’s wholly owned indirect subsidiaries, is the son of Andrew Szemenyei, a member of the Company’s board of directors, and has been employed by such subsidiary since the Company’s acquisition of Canaccede in March 2020.
14. Segment Reporting
The Company’s operating segments are based on the Company’s geographies, which is how management monitors and assesses performance. The Company’s geographies are the United States, the United Kingdom, Canada, and Latin America. The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. Assets are not reported by operating segment to the CODM.
For the Company’s operating segments, the CODM uses net operating income to allocate resources (including employees, property, and financial or capital resources).
The following table provides segment measure of profit and loss, including Revenue, Operating expenses, and Net operating income, by each operating segment (in thousands) and are the measures that the CODM utilizes to determine resource and investment allocations:
	For the year ended December 31, 2023
	United States	United Kingdom	Canada	Latin America	Total
Revenue from previously charged-off receivables	$207,005	$24,177	$44,870	$17,522	$293,574
Credit card revenue	3,113	—	5,707	—	8,820
Servicing revenue	4,004	16,481	193	—	20,678
Total revenues	$214,122	$40,658	$50,770	$17,522	$323,072
Provision for credit losses	$2,106	$—	$1,418	$—	$3,524
Net operating income	$112,596	$11,558	$32,655	$7,243	$164,051
Other income / (expense):
Interest expense					$(48,108)
Foreign exchange and other income / (expense)					4,641
Total other income / (expense)					(43,467)
Income before income taxes					$120,584

15. Subsequent Events
The Company has evaluated events or transactions occurring after the consolidated balance sheet date through December 10, 2024, the date the consolidated financial statements were issued. Except as noted below, the Company has concluded that no subsequent events or transactions have occurred that require disclosure.
On February 2, 2024, the Company issued $400 million aggregate principal amount of 9.50% Senior Notes due 2029 in a private offering. The Company used the proceeds, net of fees, to pay down the outstanding balance under the Credit Facility.
On November 13, 2024, the Company completed an amendment of its senior secured revolving credit facility to add another Joint Lead Arranger and increase aggregate commitments from $750 million to $825 million. $50 million of the increase was allocated to the U.S. dollar subfacility and $25 million was allocated to the Canadian dollar subfacility. The increase was executed under the accordion feature of the facility and did not entail changes to any other terms.
On December 3, 2024, the Company acquired a portfolio of unsecuritized loans and credit card receivables from Conn’s Inc., a home goods retailer that sold its goods primarily on credit with stores throughout the

Jefferson Capital Holdings, LLC.
Notes to Consolidated Financial Statements (continued)
Southern United States and that had declared bankruptcy in July 2024. The Company funded approximately $245 million by drawing down on its Revolving Credit Facility. The Company also hired over 200 former full-time equivalents of Conn’s to manage and service the loans as the portfolio runoff, and added a new operating site in San Antonio, Texas to house the personnel. The Company acquired certain intellectual property that would allow it to maintain continuity in servicing but that it does not intend to use beyond the scope of running off the acquired portfolio. In addition, the Company entered servicing arrangements pursuant to which the Company agreed to provide ongoing servicing for certain securitized pools of assets, which are also in runoff. The Company is currently evaluating this transaction and the impact on its consolidated financial statements and related disclosures.

Through and including         , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
       Shares
Common Stock

PRELIMINARY PROSPECTUS

Jefferies	Keefe, Bruyette & Woods
A Stifel Company
           , 2025

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the offering and sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.
Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment

Item 14. Indemnification of Directors and Officers
Section 145(a) of the General Corporation Law of the State of Delaware provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the General Corporation Law of the State of Delaware provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the General Corporation Law of the State of Delaware provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the General Corporation Law of the State of Delaware.
In connection with the sale of common stock being registered hereby, we will enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws.
We will also maintain a general liability insurance policy that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
We have not sold any securities, registered or otherwise, within the past three years, other than the securities to be issued in connection with the Reorganization described in the prospectus that forms a part of this registration statement. Such issuances will be deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act. The recipients of securities will represent their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends will be affixed to the stock certificates.
Item 16. Exhibits and Financial Statement Schedules
(a)
Exhibits

A list of exhibits required to be filed under this item is set forth on the Exhibit Index of this registration statement and is incorporated in this Item 16(a) by reference.
(b)
Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
The following exhibits are filed as part of this registration statement.
Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Jefferson Capital, Inc., to be in effect upon completion of this offering.
3.2*	Form of Amended and Restated Bylaws of Jefferson Capital, Inc., to be in effect upon completion of this offering.
4.1*	Specimen Stock Certificate evidencing the shares of common stock.
4.2*	Indenture, dated as of August 4, 2021, by and among Jefferson Capital Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee.
4.3*	Form of 6.000% Senior Notes due 2026 (included in Exhibit 4.2).
4.4*	Indenture, dated as of February 2, 2024, by and among Jefferson Capital Holdings, LLC, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.
4.5*	Form of 9.500% Senior Notes due 2029 (included in Exhibit 4.4).
4.6*	Form of Registration Rights Agreement, to be in effect upon completion of this offering.
4.7*	Form of Stockholders Agreement, to be in effect upon completion of this offering.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Credit Agreement, dated as of May 21, 2021, by and among CL Holdings, LLC, Jefferson Capital Systems, LLC, JC International Acquisition, LLC, the lenders party thereto and Citizens Bank, N.A., as administrative agent, as amended.
10.2†*	JCAP Topco LLC 2018 Underlying Units Plan.
10.3†*	Management Invest LLC 2018 Management Incentive Plan.
10.4†*	2025 Incentive Award Plan.
10.5†*	Form of Restricted Stock Unit Grant Notice and Agreement under the 2025 Incentive Award Plan.
10.6†*	Form of Stock Option Grant Notice and Agreement under the 2025 Incentive Award Plan.
10.7*	Form of Indemnification Agreement.
21.1*	List of Subsidiaries.
23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP.
24.1*	Powers of Attorney (included in the signature pages to this registration statement).
107*	Filing Fee Table.

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota on                 , 2025.
Jefferson Capital, Inc.
By:

David Burton
President and Chief Executive Officer
We, the undersigned directors and officers of Jefferson Capital, Inc. (the “Company”), hereby severally constitute and appoint David Burton and Christo Realov, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
David Burton	President and Chief Executive Officer (Principal Executive Officer)	, 2025
Christo Realov	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2025
Thomas Harding	Director	, 2025
John Oros	Director	, 2025
Thomas Lydon, Jr.	Director	, 2025
Christopher Giles	Director	, 2025

Signature	Title	Date
Ronald Vaske	Director	, 2025
Andrew Szemenyei	Director	, 2025
Beth Leonard	Director	, 2025